
10010322

HALLIBURTON

Notice of Annual Meeting
Proxy Statement
2009 Annual Report on Form 10-K

HALLIBURTON

April 5, 2010

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Halliburton Company. The meeting will be held on Wednesday, May 19, 2010 at 9:00 a.m. Central Daylight Time at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

At the meeting, stockholders are being asked to:

- elect the ten nominees named in the attached proxy statement to serve on the Board of Directors for the coming year;
- ratify the selection of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for 2010; and
- consider four stockholder proposals.

Please refer to the proxy statement for detailed information on each of these proposals.

It is very important that your shares are represented and voted at the meeting. If you attend the meeting, you may vote in person even if you have previously voted.

We appreciate the continuing interest of our stockholders in the business of Halliburton, and we hope you will be able to attend the Annual Meeting.

Sincerely,



David J. Lesar
Chairman of the Board, President
and Chief Executive Officer

HALLIBURTON

Notice of Annual Meeting of Stockholders
to be held May 19, 2010

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Stockholders on Wednesday, May 19, 2010 at 9:00 a.m. Central Daylight Time at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024. At the meeting, the stockholders will be asked to consider and act upon the matters discussed in the attached proxy statement as follows:

1. To elect the ten nominees named in the attached proxy statement as Directors to serve for the ensuing year and until their successors shall be elected and shall qualify.
2. To consider and act upon a proposal to ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year 2010.
3. To consider and act upon four stockholder proposals, if properly presented at the meeting.
4. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set the close of business on March 22, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

This year we are furnishing proxy materials to our stockholders over the Internet. On or about April 5, 2010, we mailed our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2010 proxy statement and 2009 Annual Report on Form 10-K and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the proxy statement and Form 10-K on the Internet.

IF YOU PLAN TO ATTEND:

Attendance at the meeting is limited to stockholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each stockholder holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you may be asked to present valid picture identification, such as a driver's license or passport.

By order of the Board of Directors,



SHERRY D. WILLIAMS
Vice President and Corporate Secretary

April 5, 2010

You are urged to vote your shares as promptly as possible by following the voting instructions in the Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The proxy statement is solicited by the Board of Directors of Halliburton Company ("Halliburton", the "Company", "we" or "us"). By executing and returning the enclosed proxy, by following the enclosed voting instructions or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

The Notice of Internet Availability of Proxy Materials is being sent to stockholders on or about April 5, 2010. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2009 accompanies this proxy statement. The Annual Report on Form 10-K shall not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the Annual Meeting will begin at 9:00 a.m. Please note that we may ask you to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

You may not bring cameras, recording equipment, electronic devices, large bags, briefcases or packages into the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, you can only vote your shares if you have voted via the Internet, by telephone or returned a properly executed proxy; and in these cases, your shares will be voted as you specify. If you do not specify a vote, the shares will be voted in accordance with the recommendations of the Board of Directors. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the stockholders entitled to vote at the Annual Meeting is the close of business on March 22, 2010. Halliburton's common stock, par value $2.50, is the only class of capital stock that is outstanding. As of March 22, 2010, there were 905,316,988 shares of common stock outstanding. Each of the outstanding shares of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the Annual Meeting. We will keep a complete list of stockholders entitled to vote at our principal executive office for ten days before, and will also have the list available at, the Annual Meeting. Our principal executive office is located at 3000 N. Sam Houston Parkway E., Building J-4, Houston, Texas 77032.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons appointed by us to act as election inspectors for the Annual Meeting. Except as set forth below, the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter will be the act of the stockholders. Shares for which a stockholder has elected to abstain on a matter will count for purposes of determining the presence of a quorum and will have the effect of a vote against the matter.

Each Director shall be elected by the vote of the majority of the votes cast, provided that if the number of nominees exceeds the number of Directors to be elected and any stockholder-proposed nominee has not been withdrawn before the tenth (10th) day preceding the day we mail the Notice of Internet Availability of Proxy Materials to stockholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director; we will not count abstentions.

The election inspectors will treat broker non-vote shares, which are shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote; however, those shares will not have any effect on that matter. Those shares may be entitled to vote on other matters.

In accordance with our confidential voting policy, the stockholders' votes will not be disclosed to Halliburton's officers, Directors or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against Halliburton;
- when disclosure is voluntarily made or requested by the stockholder;
- when the stockholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors and the tabulators of all proxies, ballots and voting tabulations are independent and are not employees of Halliburton.

ELECTION OF DIRECTORS

(Item 1)

Mr. Jay A. Precourt, who has served as a Director since 1998, is retiring from the Board immediately prior to the Annual Meeting of Stockholders on May 19, 2010. He will not be a candidate for reelection for the ensuing year.

The ten nominees listed below are presently Directors of Halliburton. The common stock represented by the proxies will be voted to elect the ten nominees as Directors unless we receive contrary instructions. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected. The Directors elected will serve for the ensuing year and until their successors are elected and qualify.

Information about Nominees for Director



ALAN M. BENNETT, 59, Retired Interim Chief Executive Officer, H&R Block, Inc. (a tax and financial services provider); Interim Chief Executive Officer, H&R Block, Inc. 2007-2008; Senior Vice President and Chief Financial Officer, Aetna, Inc. (a leading provider of health, dental, group life, disability and long-term care benefits), 2001-2007; joined Halliburton Company Board in 2006; Chairman of the Audit Committee and member of the Nominating and Corporate Governance Committee; Current Director of H&R Block, Inc. (since 2008) and TJX Companies, Inc. (since 2007). Former Director of Bausch & Lomb (2004-2008). The Board determined that Mr. Bennett should be nominated for election as a Director because of his financial expertise, ranging from internal audit to corporate controller to chief financial officer of a Fortune 85 company. He is a certified public accountant and also has chief executive officer experience.



JAMES R. BOYD, 63, Retired Chairman of the Board, Arch Coal, Inc. (one of the largest United States coal producers); Chairman of the Board, Arch Coal, Inc., 1998-2006; joined Halliburton Company Board in 2006; Chairman of the Compensation Committee and member of the Health, Safety and Environment Committee; Current Director of Arch Coal, Inc. (since 1990). The Board determined that Mr. Boyd should be nominated for election as a Director because of his experience as a Chief Executive Officer, Chairman and lead Director of a large company and his career experience in corporate business development, operations and strategic planning.



MILTON CARROLL, 59, Chairman of the Board, CenterPoint Energy, Inc. (a public utility holding company) since 2002 and Chairman of Instrument Products, Inc. (a private oil-tool manufacturing company) since 1977; joined Halliburton Company Board in 2006; member of the Compensation and the Nominating and Corporate Governance Committees; Chairman of Health Care Service Corporation (since 2002) and Director (since 1998); Director of Western Gas Partners, L.P. (since 2008). Former Director of Devon Energy (2003-2005) and EGL, Inc. (2003-2007). The Board determined that Mr. Carroll should be nominated for election as a Director because of his public company board experience as an independent Director and knowledge of the oil and natural gas services industry.



NANCE K. DICCIANI, 62, Retired President and Chief Executive Officer, Honeywell International Specialty Materials (a diversified technology and manufacturing company); President and Chief Executive Officer, Honeywell International Specialty Materials, 2001-2008; joined the Halliburton Company Board in 2009; member of the Audit and the Health, Safety and Environment Committees; Current Director of Rockwood Holdings, Inc. (since 2008) and Praxair, Inc. (since 2008); Trustee of Villanova University (since 2009). The Board determined that Ms. Dicciani should be nominated for election as a Director because of her technical expertise in the chemical industry, international operations expertise and her executive experience as a chief executive officer of a multi-billion dollar strategic business group of a major multinational corporation.



S. MALCOLM GILLIS, 69, University Professor, Rice University since 2004; President, Rice University, 1993-2004; joined Halliburton Company Board in 2005; member of the Audit and the Health, Safety and Environment Committees; Current Director of AECOM Technology (since 1998) and Service Corporation International (since 2004). Former Director of Electronic Data Systems Corporation (2005-2008) and Introgen Therapeutics, Inc. (2004-2009). The Board determined that Dr. Gillis should be nominated for election as a Director because of his economics and academic expertise, his executive expertise as president of a major research university and his public company board experience.



JAMES T. HACKETT, 56, Chairman of the Board and Chief Executive Officer of Anadarko Petroleum Corporation (an independent oil and natural gas exploration and production company) since 2010; Chairman of the Board, President and Chief Executive Officer of Anadarko Petroleum Corporation, 2006-2010; President and Chief Executive Officer of Anadarko Petroleum Corporation, 2003-2006; joined Halliburton Company Board in 2008; Current Director of Fluor Corporation (since 2001). Chairman of the Federal Reserve Bank of Dallas (2006-2009). Former Director of Temple-Inland, Inc. (2000-2008). The Board determined that Mr. Hackett should be nominated for election as a Director because of his industry expertise, including significant international business experience, and his executive and board leadership experience in industry and government.



DAVID J. LESAR, 56, Chairman of the Board, President and Chief Executive Officer of the Company since 2000; joined Halliburton Company Board in 2000. Former Director of Mirant Corporation (2000-2005) and Lyondell Chemical Company (2000-2007). The Board determined that Mr. Lesar should be nominated for election as a Director because of his industry expertise, financial expertise, and in-depth knowledge of Halliburton and its business.



ROBERT A. MALONE, 58, President and Chief Executive Officer, The First National Bank of Sonora, Texas (a community bank), since 2009. Chairman of the Board and President, BP America Inc. (the nation's largest producer of oil and natural gas and the second largest gasoline retailer), 2006-2009; Chief Executive Officer, BP Shipping Limited, 2002-2006; joined Halliburton Company Board in 2009; member of the Audit and the Health, Safety and Environment Committees; Current Director of Peabody Energy Company (since 2009). The Board determined that Mr. Malone should be nominated for election as a Director because of his industry expertise and his executive leadership experience, including crisis management and safety performance.



J. LANDIS MARTIN, 64, Founder and Managing Director, Platte River Ventures, L.L.C. (a private equity firm) since 2005; Chairman (1989-2005) and Chief Executive Officer (1995-2005), Titanium Metals Corporation; joined Halliburton Company Board in 1998; Lead Director and member of the Health, Safety and Environment and the Nominating and Corporate Governance Committees; Current Director of Apartment Investment and Management Company (since 1994), Crown Castle International Corporation (since 1995) and Intrepid Potash, Inc. (since 1998). The Board determined that Mr. Martin should be nominated for election as a Director because of his industry expertise, his executive and board leadership experience and knowledge of Halliburton's operations.



DEBRA L. REED, 53, Executive Vice President, Sempra Energy (regulated utility), since 2010. President and Chief Executive Officer, Southern California Gas Company and San Diego Gas & Electric Company (2006-2010); President and Chief Operating Officer, Southern California Gas Company and San Diego Gas & Electric Company, 2004-2006; joined Halliburton Company Board in 2001; Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee; Director of Avery Dennison Corporation (since 2009). Former Director of Genentech, Inc. (2005-2009). The Board determined that Ms. Reed should be nominated for election as a Director because of her executive, operational, financial and administrative expertise, and her experience as an independent director on public company boards.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information about persons or groups, based on information contained in Schedules 13G filed with the Securities and Exchange Commission, or SEC, reflecting beneficial ownership, who own or have the right to acquire more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	65,030,477[1]	7.21%

(1) BlackRock, Inc. is a parent holding company and is deemed to be the beneficial owner of 65,030,477 shares. BlackRock, Inc. has sole power to vote or to direct the vote of 65,030,477 shares and has sole power to dispose or to direct the disposition of 65,030,477 shares.

The following table sets forth, as of March 1, 2010, the amount of our common stock owned beneficially by each Director, each Director Nominee, each of the executive officers named in the Summary Compensation Table on page 27 and all Directors, Director Nominees and executive officers as a group.

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner or Number of Persons in Group	Sole Voting and Investment Power[1]	Shared Voting or Investment Power	Percent of Class
Alan M. Bennett	20,110		*
James R. Boyd	40,110		*
James S. Brown	312,111		*
Milton Carroll	13,145		*
Albert O. Cornelison, Jr.	270,327		*
Nance K. Dicciani	12,717		*
S. Malcolm Gillis	21,636		*
James T. Hackett	10,341		*
David J. Lesar	2,055,338		*
Robert A. Malone	7,717		*
J. Landis Martin	89,638		*
Mark A. McCollum	210,988		*
Jay A. Precourt	72,306		*
Timothy J. Probert	265,673		*
Debra L. Reed	26,436	500[2]	*
Shares owned by all current Directors, Director Nominees and executive officers as a group (20 persons)	4,014,345		*

* Less than 1% of shares outstanding.

(1) Included in the table are shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of March 1, 2010 for the following: Mr. Brown — 44,827; Mr. Cornelison — 87,734; Mr. Lesar — 869,192; Mr. McCollum — 75,199; Mr. Precourt — 20,000; Mr. Probert — 128,920; and five unnamed executive officers — 178,859. Until the options are exercised, these individuals will neither have voting nor investment power over the underlying shares of common stock but only have the right to acquire beneficial ownership of the shares through exercise of their respective options.

(2) Ms. Reed has shared voting and investment power over 500 shares held in her husband's Individual Retirement Account.

CORPORATE GOVERNANCE

In 1997, our Board adopted a formal statement of its responsibilities and corporate governance guidelines to ensure effective governance in all areas of its responsibilities. Since then, our corporate governance guidelines have been reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board. Our Board's Corporate Governance Guidelines, as revised in March 2010, can be found on the Corporate Governance page of our website *www.halliburton.com* and in Appendix A to this proxy statement.

Our Board also wants our stockholders to understand how the Board conducts its affairs in all areas of its responsibility. The full text of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees' charters are available on our website.

On our website, we have posted our Code of Business Conduct, which applies to all of our employees and Directors and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions. Any waivers to our code of ethics for our executive officers can only be made by our Audit Committee. There were no waivers of the code of ethics in 2009.

Our Board is charged with approving related persons transactions involving our Directors, executive officers or any nominees for Director and any greater than 5% stockholders and their immediate family members. We have adopted a policy governing related persons transactions. The types of transactions covered by this policy are transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which (1) we and our subsidiaries were or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director of, or holding less than a 10 percent beneficial ownership interest in, another entity). The Board will only approve related persons transactions when the Board determines such transactions are in our best interests or the best interests of our stockholders. In determining whether to approve or ratify a related person transaction, the Board will apply the following standards and such other standards it deems appropriate:

- whether the related person transaction is on terms comparable to terms generally available with an unaffiliated third-party under the same or similar circumstances;
- the benefits of the transaction to us;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

THE BOARD OF DIRECTORS AND STANDING COMMITTEES OF DIRECTORS

The Board has standing Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees. Each of the standing committees are comprised of non-employee Directors, and in the business judgment of the Board, all of the non-employee Directors are independent, except Mr. James T. Hackett. The Board has made the determination regarding the independence of non-employee Directors based on the independence standards set forth in our corporate governance guidelines. The Board determined that Mr. Hackett was no longer independent because the amount of payments made by Anadarko Petroleum Corporation, of which Mr. Hackett is the Chairman and Chief Executive Officer, to Halliburton for services and products during 2009 exceeded 2% of Anadarko Petroleum Corporation's gross revenues that year. As a result of this determination, Mr. Hackett stopped serving as a member of our Audit Committee and our Compensation Committee on March 22, 2010. Our independence standards, which meet the requirements of the New York Stock Exchange, or NYSE, provide that a Director will be considered independent if he or she:

- has not been employed by us or our affiliates in the preceding three years and no member of the Director's immediate family has been employed as one of our or our affiliates' executive officers in the preceding three years;
- has not received, and does not have an immediate family member that has received for service as one of our executive officers, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from us, other than director's fees, committee fees or pension or deferred compensation for prior service;

- is not (A) a current partner or employee of our independent auditor, and (B) was not during the past three calendar years a partner or employee of our independent auditor and personally worked on our audit;
- does not have an immediate family member who (A) is a current partner of our independent auditor, (B) is a current employee of our independent auditor who personally works on our audit, and (C) was during the past three calendar years, a partner or employee of our independent auditor and personally worked on our audit;
- is not a current employee of one of our or our affiliates' customers or suppliers and does not have an immediate family member who is a current executive officer of one of our or our affiliates' customers or suppliers that made payments to, or received payments from, us or our affiliates in an amount which exceeds the greater of $1 million or 2% of our customer's or supplier's consolidated gross revenues within any of the preceding three years; and
- has not been within the preceding three years part of an interlocking directorate in which our chief executive officer or another of our executive officers serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

There were no transactions, relationships or arrangements not disclosed in this proxy statement that were considered by the Board in making its determination as to the independence of the Directors. The definition of independence and compliance with this policy is periodically reviewed by the Nominating and Corporate Governance Committee.

During the last fiscal year, the Board met on 6 occasions, the Audit Committee met on 9 occasions, the Compensation Committee met on 4 occasions, the Health, Safety and Environment Committee met on 2 occasions, and the Nominating and Corporate Governance Committee met on 2 occasions. The non-employee Directors of the Board met in executive session, with no Halliburton personnel present, on 5 occasions. All members of the Board attended at least 75% of the total number of meetings of the Board and the committees on which he or she served during the last fiscal year. Our corporate governance guidelines provide that all Directors should attend our Annual Meeting. All of our Directors attended the 2009 Annual Meeting. The Board of Directors, as part of its review and evaluation of the Company's succession planning process, discusses succession planning throughout the year, and holds a specific succession planning session with the CEO and Chief Human Resources Officer each December.

Halliburton's By-laws give the Board the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separate. Halliburton's Board of Directors has chosen to combine the roles of Chief Executive Officer and Chairman of the Board, which positions are held by Mr. Lesar. The Board believes that having Mr. Lesar fill both roles remains the best leadership structure for Halliburton at this time. Mr. Martin is our Lead Director. As Lead Director, he presides over the executive sessions of the non-employee Directors. Mr. Martin also reviews and approves the agenda items to be considered at meetings of the Board of Directors. Except for Messrs. Hackett and Lesar, the Board is composed of independent Directors. Halliburton had a practice of having key committees of the Board comprised of independent directors long before the enactment of the Sarbanes-Oxley Act of 2002 and the implementation of the New York Stock Exchange Corporate Governance Rules mandating this. As a result, Halliburton has established, existing and independent processes for the effective oversight of critical issues entrusted to independent Directors, such as the integrity of Halliburton's financial statements, CEO and senior management compensation, Board evaluation and selection of Directors.

For the above reasons, the Board does not believe that a separation of the CEO and Chairman positions will provide any meaningful additional oversight. Moreover, the Board believes its current leadership structure positions Halliburton to achieve the optimal result for its stockholders. At the present time, the Board firmly believes that combining the offices contributes to a more efficient and effective Board. Because the CEO bears primary responsibility for managing the day-to-day business of Halliburton, the Board believes that Mr. Lesar is best suited to chair Board meetings and ensure that key business issues and stockholders' interests are brought to the attention of the Board.

Halliburton has implemented an Enterprise Risk Management system to identify and analyze enterprise level risks and their potential impact on Halliburton. At least annually, our Senior Vice President and Treasurer, who heads Halliburton's Risk Management Committee, reports to the Audit Committee of the Board of Directors on Halliburton's policies with respect to risk assessment and risk management. Executive officers of Halliburton are assigned responsibility for the various categories of risk, with the Chief Executive Officer being ultimately responsible to the Board of Directors for all risk categories. The responsibility of the Chief Executive Officer for all risk matters is consistent with his being primarily responsible for managing the day-to-day business of Halliburton.

To foster better communication with our stockholders, we established a process for stockholders to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE and the SEC. The methods of communication with the Board, which follow, include mail, a dedicated telephone number and an e-mail address.

Contact the Board

You may choose one of the options listed below to report complaints about Halliburton's accounting, internal accounting controls or auditing matters to the Audit Committee, or other concerns to the Board.

- Complaints relating to Halliburton's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.
- Other concerns will be referred to the Lead Director.
- All complaints and concerns will be received and processed by the Halliburton Director of Business Conduct.
- Concerns may be reported anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:
  - required or advisable in connection with any governmental investigation or report;
  - in the interests of Halliburton, consistent with the goals of Halliburton's Code of Business Conduct; or
  - required or advisable in Halliburton's legal defense of the matter.

Call	Write	E-mail
888.312.2692 or 770.613.6348	Board of Directors c/o Director of Business Conduct Halliburton Company P.O. Box 42806 Houston, Texas 77242-2806	BoardofDirectors@halliburton.com

Halliburton's Director of Business Conduct, a Halliburton employee, reviews all stockholder communications directed to the Audit Committee and the Board. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications, and significant communications addressed to a named Director are promptly sent to the Director. Copies of all communications are available for review by any Director.

Information regarding these methods of communication is also on our website, *www.halliburton.com*, under "Corporate Governance".

Members of the Committees of the Board of Directors

Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Alan M. Bennett*	James R. Boyd*	James R. Boyd	Alan M. Bennett
Nance K. Dicciani	Milton Carroll	Nance K. Dicciani	Milton Carroll
S. Malcolm Gillis	Debra L. Reed	S. Malcolm Gillis	J. Landis Martin
Robert A. Malone		Robert A. Malone	Debra L. Reed*
Jay A. Precourt		J. Landis Martin	
		Jay A. Precourt*	

* Chairperson

Audit Committee

Halliburton's Audit Committee consists of Directors who, in the business judgment of the Board, are independent under Securities and Exchange Commission regulations and the New York Stock Exchange listing standards. In addition, in the business judgment of the Board, all five members of the Audit Committee, Alan M. Bennett, Nance K. Dicciani, S. Malcolm Gillis, Robert A. Malone and Jay A. Precourt, have accounting or related financial management experience required under the listing standards and have been designated by the Board as "audit committee financial experts". As noted on page 6 of this proxy statement, Mr. Hackett has been determined to no longer be an independent Director as a result of the amount of business between Halliburton and Anadarko Petroleum Corporation in 2009. As a result, his service on the Audit Committee ended on March 22, 2010. Mr. Hackett's name appears with the other Audit Committee members' names on the Audit Committee Report on page 49 of this proxy statement because he was serving as a member of the Audit Committee at the time the actions summarized in that report were taken. The Audit Committee's role is one of oversight, while Halliburton's management is responsible for preparing financial statements. The independent public accounting firm appointed to audit our financial statements (the "principal independent public accountants") is responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work. The following functions are the key responsibilities of the Audit Committee in carrying out its oversight:

- Recommending the appointment of the principal independent public accountants to the Board, and together with the Board, being responsible for the appointment, compensation, retention and oversight of the work of the principal independent public accountants;
- Reviewing the scope of the principal independent public accountants' examination and the scope of activities of the internal audit department;
- Reviewing Halliburton's financial policies and accounting systems and controls;
- Reviewing audited financial statements and interim financial statements;
- Preparing a report for inclusion in Halliburton's proxy statement regarding the Audit Committee's review of audited financial statements for the last fiscal year which includes a statement on whether it recommends that the Board include those financial statements in the Annual Report on Form 10-K;
- Approving the services to be performed by the principal independent public accountants; and
- Reviewing and assessing the adequacy of the Audit Committee's Charter annually and recommending revisions to the Board.

The Audit Committee also reviews Halliburton's compliance with its Code of Business Conduct. The Audit Committee meets separately with the principal independent public accountants, internal auditors and management to discuss matters of concern, and to receive recommendations or suggestions for change and to exchange relevant views and information.

Compensation Committee

The primary function of the Compensation Committee is to ensure that our compensation program is effective in attracting, retaining and motivating key employees, that it reinforces business strategies and objectives for enhanced stockholder value and that the program is administered in a fair and equitable manner consistent with established policies and guidelines.

The Compensation Committee's responsibilities include, but are not limited to:

- Developing and approving an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;
- Reviewing and discussing the annual Compensation Discussion and Analysis disclosure with executive management, and determining whether to recommend to the Board that the Compensation Discussion and Analysis be included in our annual proxy statement or Annual Report on Form 10-K;
- Reviewing the evaluation of the CEO's performance by the non-employee members of the Board and then, based upon such evaluation, making a recommendation to the non-employee members of the Board regarding the CEO's compensation for the next year;
- Specifically reviewing and approving all actions relating to compensation, promotion and employment-related arrangements (including severance arrangements) for specified officers of Halliburton, its subsidiaries and affiliates;
- Establishing annual performance criteria and reward schedules under our Annual Performance Pay Plan (or any other similar or successor plans) and certifying the performance level achieved and reward payments at the end of each plan year;
- Establishing performance criteria and award schedules under our Performance Unit Program (or any other similar or successor plans) and certifying the performance level achieved and award payments at the end of each performance cycle;

- Approving any other incentive or bonus plans applicable to specified officers of Halliburton, its subsidiaries and affiliates;
- Administering awards under our Stock and Incentive Plan and our Supplemental Executive Retirement Plan (or any other similar or successor plans);
- Selecting an appropriate peer group or peer groups against which to measure our total executive compensation program;
- Reviewing and approving or recommending to the Board, as appropriate, major changes to, and taking administrative actions associated with, any other forms of non-salary compensation under its purview;
- Reviewing and approving the stock allocation budget among all employee groups of Halliburton, its subsidiaries and affiliates;
- Periodically monitoring and reviewing overall compensation program design and practice to ensure continued competitiveness, appropriateness and alignment with established philosophies, strategies and guidelines;
- Reviewing and approving appointments to the Administrative Committee which oversees the day-to-day administration of some of our non-qualified executive compensation plans;
- Retaining persons having special competence (including consultants and other third-party service providers) as necessary to assist the Compensation Committee in fulfilling its responsibilities and maintaining the sole authority to retain and terminate these persons, including the authority to approve fees and other retention terms; and
- Performing such other duties and functions as the Board may from time to time delegate.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee's responsibilities include, but are not limited to:

- Reviewing and assessing Halliburton's health, safety and environmental policies and practices and proposing modifications or additions as needed;
- Overseeing the communication and implementation of these policies throughout Halliburton;
- Reviewing annually the health, safety and environmental performance of Halliburton's operating units and their compliance with applicable policies and legal requirements; and
- Identifying, analyzing and advising the Board on health, safety and environmental trends and related emerging issues.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Reviewing periodically the corporate governance guidelines adopted by the Board and recommending revisions to the guidelines as appropriate;
- Developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations;
- Reviewing and periodically updating the criteria for Board membership and evaluating the qualifications of each Director candidate against the criteria;
- Assessing the appropriate mix of skills and characteristics required of Board members;
- Identifying and screening candidates for Board membership;
- Establishing procedures for stockholders to recommend individuals for consideration by the Committee as possible candidates for election to the Board;
- Reviewing annually each Director's continuation on the Board and recommending to the Board a slate of Director nominees for election at the Annual Meeting of Stockholders;
- Recommending candidates to fill vacancies on the Board;
- Reviewing periodically the status of each Director to assure compliance with the Board's policy that at least two-thirds of Directors meet the definition of independent Director;
- Reviewing the Board's committee structure, and recommending to the Board for its approval Directors to serve as members and as Chairs of each committee;
- Reviewing annually any stockholder proposals submitted for inclusion in Halliburton's proxy statement and recommending to the Board any Halliburton statements in response; and
- Reviewing periodically Halliburton's Director compensation practices, conducting studies and recommending changes, if any, to the Board.

Stockholder Nominations of Directors. Stockholders may nominate Directors at an Annual Meeting of Stockholders in the manner provided in our By-laws. The By-laws provide that a stockholder entitled to vote for the election of Directors may make nominations of persons for election to the Board at a meeting of stockholders by complying with required notice procedures. Nominations shall be made pursuant to written notice to the Vice President and Corporate Secretary at the address set forth on page 1 of this proxy statement, and for the Annual Meeting of Stockholders in 2011, must be received at our principal executive offices not less than ninety (90) nor more than one hundred twenty (120) days prior to the anniversary date of the 2010 Annual Meeting of Stockholders, or no later than February 18, 2011 and no earlier than January 19, 2011. The notice shall set forth:

- as to each person the stockholder proposes to nominate for election or reelection as a Director:
  - the name, age, business address and residence address of the person;
  - the principal occupation or employment of the person;
  - the class and number of shares of Halliburton common stock that are beneficially owned by the person, including derivatives, hedged positions and other economic or voting interests;
  - a statement whether the nominee intends to tender the advance resignation described in Section 4 of our By-laws;
  - any undisclosed voting commitments or other arrangements with respect to the proposed nominee's actions as a director;
  - other arrangements or matters that would prevent the proposed nominee from being considered an independent director under our Corporate Governance Guidelines and applicable stock exchange listing standards; and
  - all other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and
- as to the stockholder giving the notice:
  - the name and record address of the stockholder; and
  - the class and number of shares of Halliburton common stock that are beneficially owned by the stockholder, including derivatives, hedged positions and other economic or voting interests; and
- information as to any material relationships, including financial transactions and compensation, between the stockholder and the proposed nominee.

The proposed nominee may be required to furnish other information as Halliburton may reasonably require to determine the eligibility of the proposed nominee to serve as a Director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

Qualifications of Directors. Candidates nominated for election or reelection to the Board should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind;
  - practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations;
- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria. In selecting Director nominees, the Board first considers the personal characteristics and business experience criteria as set forth in Halliburton's Corporate Governance Guidelines.

Halliburton also identifies nominees based on the specific needs of the Company and the Board at the time a nominee is sought. Halliburton values all types of diversity, including diversity of its Board of Directors. In evaluating the overall mix of qualifications for a potential nominee, the Board also takes into account overall Board diversity in personal background, race, gender, age and nationality.

Process for the Selection of New Directors. The Board is responsible for filling vacancies on the Board. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. The Committee retained the executive search firm, Korn/Ferry International, to assist its search in identifying and evaluating Director nominees, and this search firm identified Ms. Dicciani as a potential Director candidate. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Vice President and Corporate Secretary.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION OBJECTIVES

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and Company performance on both a short- and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies; and
- Maximize the return on our human resource investment.

These objectives serve to assure our long-term success and are built on the following compensation principles:

- Executive compensation is managed from a total compensation perspective (i.e., base salary, short- and long-term incentives and retirement are reviewed altogether).
- Consideration is also given to each component of the total compensation package in order to provide our Named Executive Officers, or NEOs, with competitive, market-driven compensation opportunities.
- All elements of compensation are compared to the total compensation packages of a comparator peer group that includes both competitors and general industry that reflect the markets in which we compete for business and people.

Executive Compensation Procedures

Our compensation procedures guide the actions taken by the Compensation Committee, or Committee. This ensures consistency from year to year and adherence to the responsibilities listed in the Committee's Charter. The Committee reviews and approves total compensation annually, which includes:

- Selecting and engaging an external, independent consultant;
- Identifying the comparator peer group companies;
- Reviewing market data on benchmark positions; and
- Reviewing performance results against operating plans and our comparator peer group.

These procedures set the platform for the final determination of total compensation for our NEOs.

Our internal stock nomination process under the Halliburton Company Stock and Incentive Plan ensures that all award grant dates are prospective and not retroactive. For NEOs, the grant date is the day the Committee determines annual compensation actions, generally in December of each year. However, awards may be approved by the Committee throughout the year as they determine, such as for retention or performance purposes. Exercise prices are set at the closing stock price on the date of the approved grant. Actual stock grants authorized for NEOs in 2009 are reflected in the Summary Compensation Table and the Grants of Plan-Based Awards in Fiscal 2009 and Outstanding Equity Awards at Fiscal Year End 2009 tables.

Role of the CEO in Setting Compensation

While assisting the Committee in setting executive compensation for the other NEOs only, the CEO along with the independent, external consultant to the Committee, are guided by our compensation principles. They also consider current business conditions and make the following recommendations to the Committee:

- Base salary increases, taking into account comparator peer group data, and the NEO's individual performance and role within the company.
- Performance measures, target goals, and award schedules for short-term incentive opportunities under our performance pay plan with performance targets being set relative to the projected business cycle and business plan.
- Long-term incentive awards made under the Halliburton Company Stock and Incentive Plan, including developing and providing specific recommendations to the Committee on the aggregate number and types of shares to be awarded annually, reviewing the rationale and guidelines for annual stock awards, and recommending changes to the grant types, when appropriate.

- Discretionary retirement awards, as awarded under the Halliburton Company Supplemental Executive Retirement Plan, which are calculated by an external actuary.

The CEO does not provide recommendations concerning his own total compensation. Neither he nor other members of Halliburton management are present when the CEO's total compensation is discussed by the Committee. The Committee discusses the elements of his total compensation in executive session and makes a recommendation to all of the non-employee members of the Board for discussion and final approval.

Use of Independent Consultants and Advisors

Beginning on July 1, 2009, Pearl Meyer & Partners, or Pearl Meyer, was engaged by the Committee as its independent, external compensation consultant, replacing Hewitt Associates. The Committee changed consultants because the Committee thought it was important to engage a compensation consultant that did not provide other services for Halliburton. Pearl Meyer provides only executive compensation consulting services for the Committee. Pearl Meyer does not provide any other services for Halliburton. The primary responsibilities of the independent, external compensation consultant are to:

- Provide the Committee with independent and objective market data;
- Conduct compensation analysis;
- Recommend potential changes to the comparator peer group;
- Recommend plan design changes; and
- Review and advise on pay programs and pay levels.

These services are provided as requested by the Committee throughout the year.

The Committee previously engaged Hewitt Associates as its independent, external compensation consultant until June 30, 2009. The contract for executive compensation consulting services with Hewitt Associates was entered into by the Committee. Through June 30, 2009, Hewitt Associates was paid $72,000 for executive compensation consulting services. Hewitt Associates also performs benefit administration services for Halliburton under a separate contract entered into by Halliburton management, with no involvement of or approval by the Committee. During 2009, Hewitt Associates was paid $7,884,297 for these benefit administration services.

Executive Compensation Benchmarking

The companies comprising the comparator peer group are selected based on the following considerations:

- Market capitalization;
- Revenue and number of employees;
- Scope in terms of global impact and reach; and
- Industry affiliation.

Industry affiliation includes companies that are involved in the oil and natural gas and energy services industries. The comparator peer group is reviewed annually by the Committee to ensure relevance, with data provided to them by the independent, external consultant. The Committee targets between twenty and twenty-five companies for its comparator peer group.

Comparator Peer Group

The 2009 comparator peer group was composed of specific peer companies within the energy industry as well as selected companies representing general industry. This peer group was utilized to determine market levels of total compensation for the 2009 calendar year.

Changes were made to the comparator peer group from the prior year. Sunoco Inc., Goodyear Tire and Rubber Co., and Eastman Kodak Co. were removed for 2009 due to their reduced market capitalization and different business cycles from the energy sector. TXU Corp. was removed following its acquisition by a private equity firm.

To ensure an appropriate number of companies are in our comparator peer group, National Oilwell Varco, Inc., Smith International, Inc., and Weatherford International, Ltd. were added for 2009. All three are direct competitors of ours in the energy services sector and thus match our business cycles.

The comparator peer group used for our 2009 compensation review includes the following companies:

- 3M Company
- Alcoa Inc.
- Anadarko Petroleum Corporation
- Apache Corporation
- Baker Hughes Incorporated
- Deere and Company
- Devon Energy Corporation
- Emerson Electric Co.
- Hess Corporation
- Honeywell International Inc.
- Johnson Controls, Inc.
- National Oilwell Varco, Inc.
- Occidental Petroleum Corporation
- Paccar Inc.
- Raytheon Co.
- Schlumberger Ltd.
- Smith International, Inc.
- Textron Inc.
- The Williams Companies Inc.
- Weatherford International, Ltd.

A slightly different comparator peer group is utilized for the 2009 cycle Performance Unit Program and is described in the *Long-term Incentives: Performance Units* section.

Role of Market Data

We use regression analysis in considering total compensation benchmarking data because of variances in market capitalization and revenue size among the companies comprising our comparator peer group. These adjusted values are used as the basis of comparison of compensation between our executives and those of the comparator peer group.

Total executive compensation for each NEO is structured to target market competitive pay levels at the 50th percentile in base pay and short- and long-term incentive opportunities, as defined in our Executive Compensation Strategy. We also place an emphasis on variable pay at risk, which enables this compensation structure to position actual pay above or below the 50th percentile of our comparator peer group depending on performance.

A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards, including the Black-Scholes model used to value stock option grants.

The independent, external consultant gathers and performs an analysis of market data to determine how each element of Halliburton's total compensation for its NEOs compares to that of our comparator peer group and advises the Committee on the market data and its results.

INTEGRATION OF COMPENSATION COMPONENTS, PLAN DESIGN, AND DECISION-MAKING FACTORS

The Committee considers all elements of the executive compensation package for each NEO for the upcoming year in December. The Committee receives historical and prospective breakdowns of the total compensation components for each NEO as follows:

- Individual five-year total compensation history, which includes base salary, short- and long-term incentives, and other benefits and perquisites;
- Income realized from prior restricted stock and option awards;
- Stock wealth accumulation based on total stock holdings;
- Total Company-awarded stock position, including vested and unvested awards; and
- Detailed supplemental retirement award calculations.

Along with historical and prospective breakdowns, a competitive analysis is prepared by the independent, external consultant for each NEO, comparing each of their individual components of compensation as well as total compensation to that of the comparator peer group. This competitive analysis consists of market data comparing each of the pay elements at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each of the NEOs.

In making compensation decisions, each of the following compensation elements is reviewed separately and collectively:

- Base salary;
- Short-term (annual) incentives;
- Long-term incentives;
- Supplemental executive retirement benefits; and

- Other benefits, including perquisites and broad-based benefits such as health and welfare benefits.

Of these elements, all but base salary and certain health and welfare benefits are variable and at risk of forfeiture. The Committee uses base salary as the primary reference point for determining the target value and actual value of each of the above elements of compensation, individually and in the aggregate, for each NEO. This assists the Committee in confirming that our compensation package for NEOs is appropriate and competitive to our comparator peer group.

The Committee then considers the following subjectively when making final compensation determinations:

- How compensation elements serve to appropriately motivate and reward each NEO;
- Competitively positioning each NEO's total compensation to retain their services;
- Individual NEO performance in reaching financial and operational objectives;
- Sustained levels of performance, future potential, time in position, and years of service with us; and
- Other factors including operational or functional goals, as the Committee determines are appropriate.

These factors are considered on an unweighted basis in making final pay decisions and to ensure internal equity among positions having similar scope and responsibility.

After considering these factors, the Committee then sets the final compensation opportunity for each NEO so that their actual total compensation is consistent with our Executive Compensation Philosophy of paying at the 50th percentile or higher for those years of superior performance and paying below the 50th percentile when performance does not meet competitive standards.

The procedures used to set compensation for each of the NEOs are the same. Variations do exist in the amounts of compensation among the NEOs as a result of each NEO's position and corresponding scope of responsibility, individual performance, length of time in the role and differences in the competitive market pay levels for positions in the comparator peer group.

Generally, in years when the Company achieves financial results substantially above or below expectations, actual compensation may fall outside the initial targets established by the Committee. These situations can occur, for example, as a result of industry-wide factors such as changes in demand for services.

Determination of CEO and NEO Target Total Compensation

When determining the base salary and stock awards for Mr. Lesar, the Committee takes into consideration competitive market pay levels for the CEOs within the comparator peer group. They also consider Mr. Lesar's accomplishments in the areas of business development and expansion, management succession, development and retention of management, and the achievement of financial and operational objectives.

Each year, Mr. Lesar and the members of the Board agree upon a set of objectives based on the categories listed in our corporate governance guidelines which include:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton and its operating units;
- Performance of the business;
- Development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- Accomplishment of strategic objectives; and
- Development of management.

The Board determined that Mr. Lesar met these objectives in 2009 through the following achievements:

- Halliburton and its business units achieved strong relative performance against competitors on revenue, margins and Return on Capital Employed (performance of the business);
- Led organization during the global recession through internal communication, high visibility with employees, and increased customer interface (leadership and vision);
- Continued international focus, identified areas of future growth, and developed relationships with key customers (accomplishment of strategic objectives and development and implementation of initiatives to provide long-term economic benefit to Halliburton);

- Continued to enhance the overall management succession process in the company and focused senior management on talent development initiatives (development of management);
- Evaluated the strategic fit of possible acquisitions and the appropriateness of divestitures to enable continued growth and focus on our core business (leadership and vision and development and implementation of initiatives to provide long-term economic benefit to Halliburton); and
- Communicated regularly with the members of the Board providing status reports and notification of issues of immediate concern (integrity and keeping the Board informed on matters affecting Halliburton and its operating units).

The Committee considers Mr. Lesar's performance evaluation when determining his total compensation, including base salary and short- and long-term incentives, including stock awards.

Other NEO target total compensation is determined similarly to that of the CEO. Actual total compensation, including base salary, stock awards and short- and long-term incentives, for our NEOs were targeted to the 50th percentile pay levels of peer positions for 2009.

Base Salary

The Committee sets base salary at the median of the comparator group in an effort to control fixed costs and to reward for performance in excess of the median through variable components of pay.

In evaluating market comparisons in setting base salary, the Committee also considers the following factors:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions, and marketplace compensation trends.

No specific formula is applied to determine the weight of each factor. Salary reviews are conducted annually to evaluate each executive; however, individual salaries are not necessarily adjusted each year.

Base pay amounts for the NEOs are listed in the Summary Compensation Table. For 2009:

- Mr. Lesar received a 10.0% increase in January 2009 to align his base salary with the comparator peer group.
- Mr. McCollum received a 20.0% increase in January 2009 to bring his base salary closer to the 50th percentile of our comparator peer group.
- Mr. Brown received a 41.0% increase in January 2009 to reflect his 2008 promotion to President of our Western Hemisphere operations and to bring his base salary closer to the 50th percentile of our comparator peer group.
- Mr. Cornelison received a 2.7% increase in January 2009 to align his base salary with the 50th percentile of our comparator peer group.
- Mr. Gaut did not receive a salary increase for 2009 as his base salary was already aligned with the 50th percentile of our comparator peer group. Mr. Gaut resigned as an executive officer of Halliburton effective March 31, 2009 and took early retirement on August 1, 2009.
- Mr. Probert received a 7.1% increase in January 2009 to bring his base salary closer to the 50th percentile of our comparator peer group.

In an effort to help manage fixed costs during the downturn, all our NEOs took a voluntary 5% reduction in base salary on April 1, 2009. Further to this initiative, Mr. Lesar took an additional 5% reduction in his base salary on May 1, 2009. Mr. Lesar's base salary will be restored to the level it was prior to these reductions once the broader employee population has received base pay adjustments. The other NEOs base salary was restored, on January 1, 2010, to the level it was prior to the 5% reductions.

Short-term (Annual) Incentives

The Committee established the Annual Performance Pay Plan to:

- Reward executives and other key members of management for improving financial results that drive the creation of economic value for our stockholders; and
- Provide a means to connect individual cash compensation directly to our performance.

The Annual Performance Pay Plan provides an incentive to our NEOs to achieve the business objective of generating more earnings than normally expected by the investors who have provided us with capital to grow our business. We measure achievement of this objective using Cash Value Added, or CVA.

CVA is a financial measurement that demonstrates the amount of economic value added to our business. The formula for calculating CVA is as follows:

Operating Income
+ Interest Income
+ Foreign Currency Gains (Losses)
+ Other Nonoperating Income (Expense), Net
= Net Operating Profit
− Income Taxes
= Net Operating Profit After Taxes

Net Invested Capital
x Weighted Average Cost of Capital
= Capital Charge

Cash Value Added (CVA) = Net Operating Profit After Taxes — Capital Charge

Net Operating Profit After Taxes equals the sum of operating income plus interest income plus foreign currency gains (losses) plus other nonoperating income (expense), net reduced by our expected income tax expense.

Capital Charge equals total assets (excluding deferred income tax assets) less total liabilities (excluding debt and deferred income tax liabilities) multiplied by a weighted average cost of capital percentage.

Cash Value Added is computed monthly and accumulated throughout the calendar year. Adjustments in the calculation of the CVA payout may, at times, be approved by the Committee and can include the treatment of unusual items that may have impacted our actual results.

At the beginning of each plan year, the Committee approves an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash. The performance goals range from "Threshold" to "Target" to "Maximum".

Threshold reflects the minimum CVA performance level which must be achieved in order for awards to be earned and Maximum reflects the maximum level that can be earned. For 2009, Threshold CVA was based on 70% of planned operating income, Target CVA on 100% of planned operating income and Maximum CVA on 130% of planned operating income.

These goals are based on our annual operating plan, as reviewed and approved by our Board, and are set at levels believed to be sufficient to meet or exceed stockholder expectations of our performance, as well as expectations of the relative performance of our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty in achieving these goals.

In determining CVA awards, we typically apply a planned income tax rate (which may exclude large, non-recurring drivers of our effective income tax rate) and weighted average cost of capital percentage when determining actual CVA performance.

Over the past ten years, the performance pay plans achieved Maximum performance levels six times, achieved Target performance level two times, and fell short of the Threshold performance level two times.

Individual incentive award opportunities are established at Threshold, Target and Maximum performance levels as a percentage of base salary at the beginning of the plan year. The maximum amount a NEO can receive is limited to two times the target opportunity level. The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.

The Committee set the 2009 performance goals for the NEOs based on company-wide consolidated CVA results. For Messrs. Brown and Gaut, part of their performance goals also included metrics to align them with the business operations they oversee. In addition to CVA, Messrs. Brown and Gaut were also measured on the sum of Division Net Operating Value Added (NOVA) and on the sum of Hemisphere NOVA. NOVA utilizes balance sheet items under direct or indirect Division or Region control. It excludes interest income and foreign exchange gains and losses from operating income and uses only selected assets for the capital charge calculation that can be directly or indirectly impacted by personnel decisions. As such, NOVA functions similarly to CVA.

The Committee set their individual Threshold, Target, and Maximum levels of opportunities under the plan as a percentage of January 1, 2009 annual base salary as follows:

NEO	Threshold Opportunity	Target Opportunity	Maximum Opportunity
Mr. Lesar	48%	120%	240%
Mr. McCollum	30%	75%	150%
Mr. Brown	30%	75%	150%
Mr. Cornelison	30%	75%	150%
Mr. Gaut	30%	75%	150%
Mr. Probert	30%	75%	150%

Threshold, Target, and Maximum opportunity dollar amounts can be found in the Grants of Plan-Based Awards in Fiscal 2009 table.

The CVA targets for 2009 were $221 million at Threshold, $585 million at Target and $1,049 million at Maximum. Actual CVA for 2009 was $183 million, resulting in no earned awards for the NEOs during 2009. This is reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Long-term Incentives

The Committee established the Stock and Incentive Plan to achieve the following objectives:

- Reward consistent achievement of value creation and operating performance goals;
- Align management with stockholder interests; and
- Encourage long-term perspectives and commitment.

Our Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock and units, performance shares and units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the Stock and Incentive Plan, the Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.

Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and is at-risk based on performance.

For 2009, we used a combination of long-term incentive vehicles, including time-based restricted stock, performance units, and nonqualified stock options. For NEOs, other than Mr. Lesar, operations-based incentives in the form of performance units targeted 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.

Combination of Long-term Incentive Vehicles


Restricted Stock
Performance Units
Stock Options

Messrs. McCollum, Brown, Cornelison, Gaut and Probert all approximated this combination of long-term incentive vehicles.

Mr. Lesar's combination of long-term incentive vehicles was different from the other NEOs because of the Stock and Incentive Plan $5,000,000 limit on performance units. Therefore, his long-term incentives were targeted 27% in the form of performance units, with the balance of long-term incentives allocated 49% to restricted stock and 24% to stock options.

Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while performance units shift the focus to improving long-term returns on capital employed, as measured in relation to the comparator peer group for the Performance Unit Program.

In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee's review of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2009 long-term incentive awards for each NEO were based primarily on market data.

Restricted Stock and Stock Options

Our restricted stock and stock option awards are granted under the Stock and Incentive Plan and the individual awards for each NEO made in 2009 are listed in the Grants of Plan-Based Awards in Fiscal 2009 table. All annual awards to NEOs were made in December 2009 and were approved by the Committee.

Restricted stock grants are generally subject to a graded vesting schedule of 20% over 5 years. However, different vesting schedules may be utilized at the discretion of the Committee. Restricted shares receive dividend payments.

Stock option awards vest over a three-year graded vesting period with 33⅓% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.

The stock and option award columns in the Summary Compensation Table reflect the aggregate grant date fair value of the restricted stock and option awards for each NEO.

Performance Units

The Performance Unit Program was designed to provide NEOs and other selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce Halliburton's objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities.

The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator peer group companies.

ROCE indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

ROCE =
(Return on Capital Employed)

$$\frac{\text{Net income + after-tax interest expense}}{\text{Shareholders' equity (average of beginning and end of period) + Debt (average of beginning and end of period)}}$$

The comparator peer group used for the Performance Unit Program is comprised of oilfield equipment and service companies and domestic and international exploration and production companies. We use this comparator peer group for the Performance Unit Program because these companies represent the timing, cyclicality, and volatility of the oil and natural gas industry and provide an appropriate basis for measuring our relative performance against the industry.

The comparator peer group for the 2009 cycle Performance Unit Program includes:

- Anadarko Petroleum Corporation
- Apache Corporation
- Baker Hughes Incorporated
- BJ Services Company
- Cameron International Corporation
- Chesapeake Energy Corporation
- Devon Energy Corporation
- Hess Corporation
- Marathon Oil Corporation
- Nabors Industries Ltd.
- National Oilwell Varco, Inc.
- Schlumberger Ltd.
- Smith International, Inc.
- Transocean Ltd.
- Weatherford International, Ltd.

The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle, and exceeded maximum for the 2004, 2005, 2006 and 2007 cycles.

2007 cycle Performance Unit Program Payout for NEOs

The 2007 cycle of the Performance Unit Program ended on December 31, 2009. Results for this cycle included the achievement of performance beyond the Maximum level on both absolute measures and measures relative to our comparator peer group. Halliburton's three-year average ROCE for the 2007 cycle in absolute terms was 21.53% while the three-year average for the comparator group was 15.74% at the 75th percentile. Halliburton's 2009 ROCE calculation was adjusted to exclude the impact of the issuance of senior notes totaling $2 billion during the first quarter of 2009. Halliburton borrowed this amount in order to provide additional liquidity in light of the worldwide financial and credit crisis. Because this borrowing was not contemplated when the performance targets were set, the Committee determined that the adjustment was appropriate in approving rewards for the 2007 cycle. These amounts were paid in cash during 2010.

The amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table, represent the amounts earned by the NEOs in 2009 under the 2007 cycle of the Performance Unit Program. These amounts are also discussed in the narrative following the Summary Compensation Table for all NEOs.

2009 cycle Performance Unit Program Opportunities for NEOs

Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The Threshold, Target, and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2009 table indicate the potential payout for each NEO under the Performance Unit Program for the 2009 cycle. The potential payouts are performance driven and completely at risk.

Mr. Lesar has a Target payout potential of $2,500,000 and a Maximum payout potential of $5,000,000 if the maximum goals of the 2009 cycle Performance Unit Program are met or exceeded.

Messrs. McCollum, Brown and Gaut were provided a Target opportunity level of 125% and Maximum opportunity level of 250%, utilizing their January 1, 2009 annual base pay. Mr. Cornelison was provided a Target opportunity level of 115% and Maximum opportunity level of 230%, utilizing his January 1, 2009 annual base pay. Mr. Probert was provided a Target opportunity level of 75% and Maximum opportunity level of 150%, utilizing his January 1, 2009 annual base pay.

Opportunity levels were determined based upon market data of our comparator peer group and the NEO's role within the organization. Actual payout amounts, if any, will not be known until after December 31, 2011.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service.

The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

The calculation takes into account the following variables:

- Base salary;
- Years of service;
- Age;
- Employer portion of qualified plan savings;
- Age 65 value of any defined benefit plan; and
- Existing nonqualified plan balances and any other retirement plans.

Several assumptions are made annually, which include a base pay increase percentage, qualified and nonqualified plan contributions and investment earnings, and an annuity rate. These factors are reviewed and approved annually by the Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all Company retirement sources to produce an annual retirement benefit of 75% of final base pay. Company retirement sources include any qualified benefit plans and contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions can be made annually through the SERP to bring the total benefit up to the targeted level.

To illustrate, assume $7.9 million is needed at age 65 to produce an annual retirement benefit equal to 75% of final base pay. The participant is projected to have $2.1 million in his qualified benefit plans at retirement and $3.0 million in his nonqualified retirement plans at retirement. Since the total of these two sources is $5.1 million, a shortfall of $2.8 million results. This is the amount needed to achieve the 75% pay replacement objective. Such shortfall may be offset through annual contributions to the SERP which will total $2.8 million at age 65.

Participation in the SERP is limited to the direct reports of the CEO and other selected executives as recommended by the CEO and approved by the Committee at their discretion.

Allocations are made annually for each NEO who participates in the SERP, as approved by the Committee. However, participation one year does not guarantee future participation. The average annual amounts allocated over the history of participation are as follows: Mr. Lesar: $232,250; Mr. McCollum: $103,714; Mr. Brown: $281,000; Mr. Cornelison: $130,500; Mr. Gaut: $113,285; and Mr. Probert: $92,143.

In 2009, the Committee authorized retirement allocations under the SERP to all NEOs as listed in the 2009 Nonqualified Deferred Compensation table and also included in the All Other Compensation column in the Summary Compensation Table.

Messrs. Lesar, McCollum, Cornelison, Gaut, and Probert are fully vested in their respective account balances. Balances earn interest at an annual rate of 5%. Beginning in 2005 and continuing through 2008, the SERP required executives to have participated in the plan for five or more consecutive years in order for those contributions to vest. Mr. Brown began participating in the SERP in 2008 and as a result, he is not fully vested in his SERP account. In 2009, the Committee approved a change to the vesting schedule of the SERP for awards made in 2009 and in future years. The new vesting schedule requires participants to be at least 55 years of age with 10 years of service with Halliburton or meet the Rule of 70 (age plus years of service equal 70 or more). This change was made to increase the retentive value of the plan.

OTHER EXECUTIVE BENEFITS AND POLICIES

Retirement and Savings Plan

All NEOs participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contributions included in the Supplemental Table: All Other Compensation detail the amounts contributed by the Company on behalf of each NEO under the plan.

Elective Deferral Plan

All NEOs may participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs.

The Elective Deferral Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Pre-tax deferrals of up to 75% of base salary and/or eligible incentive compensation are allowed each calendar year. Gains or losses are credited based upon the participant's election from among four benchmark investment choices with varying degrees of risk.

In 2009, Messrs. Brown, Gaut, and Probert participated in this plan by deferring a percentage of their compensation. Mr. Lesar has an account balance from participation in prior years. Messrs. McCollum and Cornelison are not participants in the plan. Further details can be found in the 2009 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code or due to participation in other Company sponsored plans. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code.

In 2009, all NEOs received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2009 Nonqualified Deferred Compensation table.

Defined Benefit Pension Plans

With the exception of Mr. Cornelison, who participated in the Dresser Industries Consolidated Retirement Plan prior to the merger with Dresser Industries, Inc., no other NEO participated in any defined benefit pension plans as we no longer offer these types of plans to our U.S. employees. Also, the NEOs are not participants in any previously offered pension plans, which are now also frozen.

Mr. Cornelison's benefit amounts are reflected in the Pension Benefits Table, with the change in value reflected in the Summary Compensation Table under the Change in Pension Value and NQDC Earnings column.

Perquisites

Health care and insurance coverage for our NEOs is the same as that provided to all active employees. In addition, we provide our NEOs and other highly compensated employees a physical examination benefit to be voluntarily utilized on an annual basis.

Country club memberships are limited and provided on an as-needed basis for business purposes only. Messrs. Brown, Cornelison, and Gaut had club memberships in 2009.

We do not provide cars or car allowances. However, to allow for maximum efficiency and productive use of time, a company-leased car and part-time driver are provided for Mr. Lesar for the primary purpose of commuting to and from work while he is in Dubai and Houston.

A taxable benefit for executive financial planning is provided with the amount dependent on the NEO's level within the company. This benefit does not include tax return preparation. It is paid, only if used, on a reimbursable basis.

We also provided for adequate security assessments and measures at the personal residences of Mr. Lesar during 2009.

Mr. Lesar uses company aircraft for all travel. Other than Mr. Lesar, no other NEO used company aircraft for personal use in 2009. Spouses are allowed to travel on select business trips.

In 2007, Mr. Lesar relocated to Dubai and became an expatriate under our business practice regarding long-term expatriate assignments. Mr. Lesar continues to waive his right to certain assignment allowances provided under the terms of our business practice with the exception of a goods and services differential and host country housing, utilities, and transportation.

A differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by ORC Worldwide, a third-party consultant. Costs associated with Mr. Lesar's car and driver and his housing and utilities while in Dubai are taxable as income to him. As part of his expatriate assignment, Mr. Lesar participates in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country.

Specific amounts for the above mentioned perquisites are detailed for each NEO in the Supplemental Table: All Other Compensation immediately following the Summary Compensation Table.

Clawback Policy

Adopted by the Board in 2007, we have a clawback policy that will seek to recoup incentive compensation in all appropriate cases paid to, awarded, or credited for the benefit of a NEO if:

- The amount of incentive compensation was calculated on the achievement of financial results that were subsequently reduced due to a restatement of our financial results;
- The NEO engaged in fraudulent conduct that caused the need for the restatement; and
- The amount of incentive compensation that would have been awarded or paid to the NEO, had our financial results been properly reported, would have been lower than the amount actually paid or awarded.

Any NEO who receives incentive compensation based on the achievement of financial results that are subsequently the subject of a restatement will not be subject to recoupment unless the NEO personally participates in the fraudulent conduct.

Stock Ownership Guidelines

In September 2008, the Committee adopted stock ownership guidelines for specified officers, which include all the NEOs, to further align their interests with our stockholders.

As a result, Mr. Lesar is encouraged to own Halliburton common stock of an amount equal to or in excess of five times his annual base salary. The other NEOs are encouraged to own an amount of Halliburton common stock equal to or in excess of three times their annual base salary. The Committee reviews their holdings, which include restricted shares, exercised options, and all other Halliburton common stock personally held by the NEO, at each December meeting. Each NEO has 5 years from the date of the adoption of the guidelines to meet them.

As of December 31, 2009, all NEOs meet the guidelines.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

Termination events that trigger payments and benefits include normal or early retirement, change-in-control, cause, death, disability, and voluntary termination. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short- and long-term incentive plans, nonqualified account balances, and health benefits, among others. The Post-Termination Payment tables in this proxy statement indicate the impact of various termination events on each element of compensation for the NEOs.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the CEO or any of the four other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Qualifying performance-based compensation is not subject to this limit if certain requirements are met.

Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing executive compensation programs, we consider all relevant factors, including tax deductibility of compensation. Accordingly, we have attempted to preserve the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with our executive compensation objectives; however, we may from time to time pay compensation to our executives that may not be fully deductible.

Our Stock and Incentive Plan enables qualification of stock options, stock appreciation rights, and performance share awards as well as short- and long-term cash performance plans under Section 162(m).

To the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, we will make retroactive adjustments to any cash or equity-based incentive compensation paid to the CEO and CFO where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of restatement. When and where applicable, we will seek to recover any amount determined to have been inappropriately received by the CEO and CFO.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Halliburton Company is responsible for establishing and maintaining competitive executive compensation programs that enable Halliburton to attract, retain and motivate high caliber executives who can considerably impact stockholder value. We also ensure that such programs are administered in a fair and equitable manner consistent with established policies and procedures.

Pursuant to our Charter, we are generally responsible for establishing the Company's overall compensation philosophy and objectives and are specifically responsible for reviewing, approving and monitoring compensation strategies, plan design, guidelines, and practices as they relate to the named executive officers of the Company.

Our Committee consists entirely of independent, non-employee Directors appointed annually by the full Board. The composition of our Committee is reviewed annually to provide for adequate and reasonable rotation of members and to ensure that each member meets the criteria set forth in applicable Securities and Exchange Commission, New York Stock Exchange and Internal Revenue Code rules and regulations. As noted on page 6 of this proxy statement, Mr. Hackett has been determined to no longer be an independent Director as a result of the amount of business between Halliburton and Anadarko Petroleum Corporation in 2009. As a result, his service on the Compensation Committee ended on March 22, 2010. Mr. Hackett's name appears with the other Compensation Committee members' names in this report because he was serving as a member of the Compensation Committee at the time the actions summarized in the report were taken. Executive sessions, without members of Company management present, are regularly held. In addition, we invite all non-employee Board members to attend and participate in all our committee meetings; however, non-committee members are not entitled to vote.

We meet no less than four scheduled times per year and follow a pre-established calendar of actions. This calendar guides our Committee Chairperson, who coordinates with Halliburton's Chief Executive Officer and executive compensation staff, in establishing the agenda for each meeting.

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

James R. Boyd, Chairman
Milton Carroll
James T. Hackett
Debra L. Reed

SUMMARY COMPENSATION TABLE

The following tables set forth information regarding the CEO, CFO, the three other most highly compensated executive officers of Halliburton, and a retired executive as of the fiscal year ended December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
David J. Lesar	2009	1,328,708	0	3,081,750	1,649,027	5,000,000	111,256	1,263,925	12,434,666
Chairman of the Board, President	2008	1,300,000	0	3,901,692	998,270	8,120,000	86,074	1,128,752	15,534,788
and Chief Executive Officer	2007	1,300,000	0	3,712,140	1,383,761	7,433,860	67,294	982,904	14,879,959
Mark A. McCollum	2009	577,500	0	974,420	521,421	581,000	4,393	316,067	2,974,801
Executive Vice President and	2008	500,000	0	1,118,355	316,133	1,045,000	2,816	240,566	3,222,870
Chief Financial Officer	2007	415,000	150,000	405,900	150,001	677,165	1,781	184,931	1,984,778
James S. Brown	2009	529,375	0	1,094,755	585,636	570,000	16,663	516,586	3,313,015
President — Western Hemisphere	2008	390,000	0	4,096,836	297,272	809,500	7,897	333,404	5,934,909
Albert O. Cornelison, Jr.	2009	543,813	0	865,825	463,628	1,210,000	26,212	487,536	3,597,014
Executive Vice President and	2008	550,000	0	595,212	152,364	1,870,000	21,706	406,113	3,595,395
General Counsel	2007	550,000	0	623,610	232,502	1,458,465	14,975	460,456	3,340,008
C. Christopher Gaut[(1)]	2009	379,167	0	0	0	1,291,667	170,921	1,417,228	3,258,983
Retired President —	2008	650,000	0	644,556	164,934	2,304,983	81,364	302,488	4,148,325
Drilling and Evaluation Division	2007	625,000	0	785,970	300,002	1,901,438	92,090	319,230	4,023,730
Timothy J. Probert	2009	433,125	0	1,094,755	585,636	615,000	75,705	186,352	2,990,573
President — Global Business Lines and Corporate Development									

(1) Mr. Gaut was approved for early retirement effective August 1, 2009 by mutual agreement with Halliburton. He received a severance benefit in the amount of two times his annual base pay at the time of separation in the amount of $1,300,000, a full year of participation in the 2009 Halliburton Annual Performance Pay Plan and vesting of all restricted stock. Additionally, he maintains the full 10-year period to exercise unexercised stock options. Mr. Gaut's nonqualified compensation payments did not begin until six months from the date of his early retirement in accordance with Section 409A of the Internal Revenue Code. Not all payments to be made to Mr. Gaut are shown in the Summary Compensation Table. In 2010, Mr. Gaut received the following payments: $960,266 for the Halliburton Company Supplemental Executive Retirement Plan, $4,568,528 for the Halliburton Company Elective Deferral Plan and $225,444 for the Halliburton Company Benefit Restoration Plan. Mr. Gaut also entered into a non-compete agreement with us. Mr. Gaut agreed not to work for a competitor of Halliburton during the next three years beginning with his separation date of August 1, 2009. If he complies with the terms of the agreement, he will receive payments, to the extent earned, under the 2007, 2008 and 2009 cycles of the Performance Unit Program on a pro-rated basis in a lump sum payment. The amount of $1,291,667 reflected in the table above under Non-Equity Incentive Plan Compensation represents the amount that will be paid under the 2007 cycle Performance Unit Program if Mr. Gaut complies with the terms of the non-compete agreement.

(2) The amounts reflected in the Stock Awards and Option Awards columns for 2008 and 2007 have been revised from the amounts disclosed in prior year proxy statements to reflect the grant date fair value of the awards in place of the gross compensation expense associated with the awards.

Salary. The amounts represented in the Salary column are attributable to annual salary earned by each NEO. Information related to salary increases and reductions in 2009 is discussed in the Compensation Discussion and Analysis under Base Salary.

Bonus. No bonus amounts were made to any NEOs in 2009. The amount represented in the Bonus column is attributable to a one-time lump sum award to Mr. McCollum in 2007 for his involvement with the KBR, Inc. separation, which was completed in 2007. This award was discretionary with the payment amount based on his role and involvement with the event.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of the restricted stock awarded in 2009. Accounting Standards Codification (ASC) 718 requires the reporting of the aggregate grant date fair value of stock awards granted to the NEO during the fiscal year. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

Option Awards. The amounts in the Option Awards column reflect the grant date fair value of the stock options awarded in 2009. ASC 718 requires the reporting of the aggregate grant date fair value of stock options granted to the NEO during the fiscal year. The fair value of stock options is estimated using the Black-Scholes option pricing model. For a discussion of the assumptions made in these valuations, refer to Note 10 to the Consolidated Financial

Statements, Shareholders' Equity and Stock Incentive Plans, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2009.

Non-Equity Incentive Plan Compensation. The amounts represented in the Non-Equity Incentive Plan Compensation column are for amounts earned in 2009, to be paid in 2010. The total amount shown consists of payments made for the 2007 cycle Performance Unit Program. Information about our Non-Equity Incentive Plan Compensation programs can be found in the Compensation Discussion and Analysis.

The Threshold, Target and Maximum amounts for the 2009 Halliburton Annual Performance Pay Plan and the 2009 cycle of the Performance Unit Program can be found in the Grants of Plan-Based Awards in Fiscal 2009 table under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

As discussed in the Compensation Discussion and Analysis, no amounts were earned under the 2009 Halliburton Annual Performance Pay Plan because the minimum threshold performance level was not achieved.

The 2007 cycle Performance Unit Program amounts paid to each NEO are: $5,000,000 for Mr. Lesar; $581,000 for Mr. McCollum; $570,000 for Mr. Brown; $1,210,000 for Mr. Cornelison; and $615,000 for Mr. Probert. The amount of $1,291,667 will be paid to Mr. Gaut under the 2007 cycle Performance Unit Program if Mr. Gaut complies with the terms of the non-compete agreement.

The amounts paid to the NEOs for the 2007 cycle Performance Unit Program differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2009 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. The Grants of Plan-Based Awards in Fiscal Year 2009 table indicates the potential award amounts for Threshold, Target and Maximum under the 2009 cycle Performance Unit Program, which will close on December 31, 2011. The Summary Compensation Table shows amounts paid for a prior program cycle, the 2007 cycle, which closed on December 31, 2009.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Long-Term 120% AFR rate as of December 31, 2009. The 120% AFR rate used for determining above-market earnings in 2009 was 5.02%.

Change in Pension Value. Because the present value of Mr. Cornelison's accumulated benefits as of December 31, 2009 was more than the present value of accumulated benefits as of December 31, 2008, a change in pension value of $2,624 is reflected in the Pension Benefits Table.

Change in NQDC Earnings.

Halliburton Company Supplemental Executive Retirement Plan Above-Market Earnings. The current interest rate for terminated participant accounts in the Halliburton Company Supplemental Executive Retirement Plan is 10% as defined by the plan document. The above-market earnings for terminated participant accounts equal 4.98% (10% (plan interest) minus 5.02% (120% AFR rate)). As a terminated participant, Mr. Gaut earned $14,709 in above-market earnings on his balance in the Halliburton Company Supplemental Executive Retirement Plan. The amount shown in this column differs from the amounts shown for the Halliburton Company Supplemental Executive Retirement Plan in the 2009 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2009 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only. The current interest rate for active participant accounts is 5% as defined by the plan document, so the other NEOs did not earn above-market earnings on their account balances in 2009.

Halliburton Company Benefit Restoration Plan Above-Market Earnings. The current interest rate for the Halliburton Company Benefit Restoration Plan is 10% as defined by the plan document. The above-market earnings associated with this plan equals 4.98% (10% (plan interest) minus 5.02% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Benefit Restoration Plan in the 2009 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2009 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

NEOs earned above-market earnings for their balances associated with the Halliburton Company Benefit Restoration Plan as follows: $80,401 for Mr. Lesar; $4,393 for Mr. McCollum; $3,468 for Mr. Brown; $14,743 for Mr. Cornelison; $9,502 for Mr. Gaut; and $6,060 for Mr. Probert.

In September 2009, the Committee approved an interest rate change to the Halliburton Company Benefit Restoration Plan. Effective January 1, 2010, participants will earn monthly interest at the 120% AFR rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum.

Halliburton Company Elective Deferral Plan Above-Market Earnings. The average earnings for the balances associated with the Halliburton Company Elective Deferral Plan were 8.79%. The above-market earnings associated with this plan equals 3.77% (8.79% minus 5.02% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Elective Deferral Plan in the 2009 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2009 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

Messrs. Lesar, Brown, Gaut and Probert earned above-market earnings for balances associated with the Halliburton Company Elective Deferral Plan as follows: $30,855 for Mr. Lesar; $13,195 for Mr. Brown; $146,710 for Mr. Gaut; and $69,645 for Mr. Probert. Messrs. McCollum and Cornelison are not participants in the Halliburton Company Elective Deferral Plan and do not have any prior balances in the plan.

In September 2009, the Halliburton Administrative Committee approved a change to the investment options offered to participants in the Halliburton Company Elective Deferral Plan. Effective January 1, 2010, the Plan's "Moody's +2%" investment fund was closed to new deferrals and balance transfers and was replaced by a fund that accrues interest at a rate equal to the monthly average of the composite yields on corporate bonds, as published by Moody's Investors Services, Inc.

ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The current interest rate for both the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. is 10%, as defined by the plan documents. The above-market earnings associated with these plans equals 4.98% (10% (interest for plans) minus 5.02% (120% AFR rate)).

Mr. Cornelison earned above-market earnings for his balances in the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The amounts for each plan are: $209 and $8,636, respectively.

The amounts shown in this column differ from the amounts shown for the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. in the 2009 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2009 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

All Other Compensation. Detailed information for items listed in the All Other Compensation column can be found in the following supplemental table entitled Supplemental Table: All Other Compensation.

SUPPLEMENTAL TABLE: ALL OTHER COMPENSATION

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2009.

Name	Employee Physical ($)	Parking ($)	Financial Planning ($)	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic Contribution ($)	Benefit Restoration Plan ($)	Supplemtl Executive Retirement Plan ($)	All Other ($)	Total ($)
David J. Lesar	1,081	2,360	15,000	100,000	1,000	5,000	285,277	12,250	9,800	97,534	412,000	322,623	1,263,925
Mark A. McCollum	0	2,360	0	39,000	840	5,000	33,892	12,250	9,800	29,925	183,000	0	316,067
James S. Brown	0	0	0	0	600	1,200	91,932	11,202	9,800	25,594	351,000	25,258	516,586
Albert O. Cornelison, Jr.	1,403	2,360	0	0	300	5,000	43,985	8,319	9,800	26,893	128,000	261,476	487,536
C. Christopher Gaut	500	0	0	30,000	0	3,333	25,315	12,167	0	12,075	0	1,333,838	1,417,228
Timothy J. Probert	0	1,180	4,500	0	912	720	25,059	5,414	4,331	29,236	115,000	0	186,352

Employee Physical. The Employee Physical Program provides NEOs the opportunity to have an annual physical examination to encourage an ongoing habit of health and wellness. Participation in the program is strictly voluntary. The amount shown is based on the value of services the NEO received less any medical insurance covered benefits.

Parking. In 2009, the Houston Corporate headquarters moved to a location that does not require payment for parking. The amounts shown represent the costs to Halliburton for parking prior to the move. Messrs. Brown and Gaut officed at locations without reserved parking spaces or a cost associated with parking.

Financial Planning. This program allows NEOs to receive financial planning services by accredited financial planners. Tax planning is not covered under this program. The amount is based on the services the NEO received in 2009. If they do not utilize the program, the amount is forfeited.

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals and primary schools of their choice. The Halliburton Foundation matches donations, up to $20,000 on a two-for-one basis. Mr. Lesar participates in the Halliburton Foundation's matching program for Directors, which allows his contributions up to $50,000 to qualified organizations to be matched on a two-for-one basis.

Halliburton Giving Choices. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. Halliburton matches donations by contributing ten cents for every dollar contributed by employees up to a maximum of $1,000. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2009.

Halliburton Political Action Committee. The Halliburton Political Action Committee allows NEOs and other eligible employees to donate to political candidates and participate in the political process. Halliburton matches the donation dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2009.

Restricted Stock Dividends. This is the amount of dividends paid on restricted stock held by NEOs in 2009.

Halliburton Retirement and Savings Plan Employer Match. The amount shown is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan, our defined contribution plan. Halliburton matches up to 5% of each employee's eligible base pay, up to the 401(a)(17) compensation limit of $245,000 in 2009.

Halliburton Retirement and Savings Plan Basic Contribution. This is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan. If actively employed on December 31, 2009, each employee receives a contribution equal to 4% of their eligible base pay, up to the 401(a)(17) compensation limit of $245,000 in 2009.

Halliburton Company Benefit Restoration Plan. This is the award earned under the Halliburton Company Benefit Restoration Plan in 2009. The plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other Company sponsored plans and to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Associated interest, awards, and beginning and ending balances for the Halliburton Company Benefit Restoration Plan are included in the 2009 Nonqualified Deferred Compensation table. Above-market interest earned on these awards and associated balances are shown in the Summary Compensation Table under the Change in Pension Value and NQDC Earnings column.

Halliburton Company Supplemental Executive Retirement Plan. These are awards approved under the Halliburton Company Supplemental Executive Retirement Plan as discussed in the Supplemental Executive Retirement Plan section of the Compensation Discussion and Analysis. Awards are approved by the Halliburton Compensation Committee annually. The plan provides a competitive level of pay replacement for key executives upon retirement. Associated interest, awards and beginning and ending balances for the Halliburton Company Supplemental Executive Retirement Plan are included in the 2009 Nonqualified Deferred Compensation table.

All Other.

- *Pension Equalizer Program and Associated Tax Equalization Payment.* Mr. Cornelison is the only NEO who participates in the Dresser Industries, Inc. Pension Equalizer Plan. A subsequent tax equalization payment is also paid to ensure the NEO, along with other participants in the plan, receives the full benefit of the plan amount. Mr. Cornelison's pension equalizer payment was $167,403 with a subsequent tax equalization payment of $92,742 for a total of $260,145.

- *Country Club Membership Dues.* The amount is based on the monthly membership fees. Club memberships are approved for business purposes only. During 2009, Messrs. Cornelison, Brown and Gaut had club memberships paid by us. The amounts incurred were $25,258 for Mr. Brown, $1,331 for Mr. Cornelison, and $6,188 for Mr. Gaut.
- *Aircraft Usage.* Mr. Lesar uses Company aircraft for all travel for security reasons as requested by the Board of Directors. The incremental cost to Halliburton for his personal use of the Company plane in 2009 was $86,388. Other than Mr. Lesar, no other NEO used our aircraft for personal use in 2009. Spouses are allowed to travel on select business trips. For total compensation purposes in 2009, we valued the incremental cost of the personal use of aircraft using a method that takes into account: landing, parking, hanger fees, flight planning services and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit and similar fees; and passenger ground transportation.
- *Home Security.* The Company provides security for residences based on a risk assessment which considers the NEO's position. In 2009, a total of $56,516 for security maintenance fees was paid for the residences of Mr. Lesar.
- *Car/Driver.* A car and driver have been assigned to Mr. Lesar while in the U.S. so that he can work while in transit to allow him to meet customer and Company needs. The amount has been determined by his average commute time multiplied by his driver's hourly rate. The cost to us was $9,386 in 2009. In addition, Mr. Lesar is provided with a car and driver in Dubai with an associated taxable income expense of $4,710.
- *Other Compensation for Mr. Lesar.* Mr. Lesar continues to be an expatriate because of his move to Dubai, UAE. In 2009, he received $97,694 tax equalization, $22,981 for a Cost of Living Adjustment; $3,983 of imputed income for housing and utilities; $5,000 for equity loss reimbursement; $6,500 for expatriate tax return preparation and $21,495 imputed income for excess benefits. All imputed income amounts are associated with his expatriate assignment and other expatriates on similar assignments receive similar adjustments as well. In addition, Mr. Lesar received a reimbursement in the amount of $7,971 for moving and storage expenses for certain household and home office items.
- *Other Compensation for Mr. Gaut.* Mr. Gaut's other compensation consisted of: $1,300,000 severance payment; $15,000 cash in lieu of outplacement services; $10,000 cash in lieu of financial planning services and $2,650 cash in lieu of executive physical.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2009

The following table represents amounts associated with the 2009 cycle Performance Unit Program, 2009 Annual Performance Pay Plan and restricted stock and stock option awards granted in 2009 for our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
David J. Lesar		1,250,000	2,500,000	5,000,000(1)				
		686,400	1,716,000	3,432,000(2)				
	12/01/2009				105,000			3,081,750
	12/01/2009					128,400	29.35	1,649,027
Mark A. McCollum		375,000	750,000	1,500,000(1)				
		180,000	450,000	900,000(2)				
	12/01/2009				33,200			974,420
	12/01/2009					40,600	29.35	521,421
James S. Brown		343,750	687,500	1,375,000(1)				
		165,000	412,500	825,000(2)				
	12/01/2009				37,300			1,094,755
	12/01/2009					45,600	29.35	585,636
Albert O. Cornelison, Jr.		324,875	649,750	1,299,500(1)				
		169,500	423,750	847,500(2)				
	12/01/2009				29,500			865,825
	12/01/2009					36,100	29.35	463,628
C. Christopher Gaut		406,250	812,500	1,625,000(1)				
		195,000	487,500	975,000(2)				
Timothy J. Probert		168,750	337,500	675,000(1)				
		135,000	337,500	675,000(2)				
	12/01/2009				37,300			1,094,755
	12/01/2009					45,600	29.35	585,636

(1) Indicates opportunity levels under the 2009 cycle of the Performance Unit Program. The cycle will close on December 31, 2011.

(2) Indicates opportunity levels under the 2009 Halliburton Annual Performance Pay Plan. No awards were earned under this plan in 2009.

As indicated by footnote (1), the opportunities for each NEO under the 2009 cycle Performance Unit Program if the Threshold, Target or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This program measures our consolidated Return on Capital Employed as compared to our internal goals as well as relative to our comparator peer group utilized for the program during three-year cycles. The potential payouts are performance driven and completely at risk. For more information on the 2009 cycle Performance Unit Program, refer to Long-term Incentives in the Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2009 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This plan measures company Cash Value Added and Net Operating Value Added as compared to our pre-established goals during a one-year period. The potential payouts are performance driven and completely at risk. For more information on the 2009 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentives in the Compensation Discussion and Analysis.

All restricted stock and nonqualified stock option awards are granted under the Halliburton Company Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units and All Other Option Awards: Number of Securities Underlying Options were awarded to each NEO, on the date indicated, by the Compensation Committee.

The annual restricted stock grants awarded to the NEOs in 2009 are subject to a graded vesting schedule of 20% over 5 years. This vesting schedule serves to motivate our NEOs to remain with Halliburton. All restricted shares are priced at fair market value on the date of grant. Quarterly dividends are paid on the restricted shares at the same time and rate payable on our common stock, which is currently $0.09 per share. However, the shares may not be sold, transferred or used as collateral until fully vested. The shares remain subject to forfeiture during the restricted period in the event of a NEO's termination of employment or an unapproved early retirement.

Nonqualified stock options granted in 2009 vest over a three-year graded vesting period with 33⅓% of the grants vesting each year. All options are priced at the fair market value on the date of grant using the Black-Scholes options pricing model. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

The Estimated Future Payouts Under Equity Incentive Plan Awards columns have been omitted because awards under the Performance Unit Program and Halliburton Annual Performance Pay Plan are expected to be paid in cash and are disclosed under Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2009

The following table represents outstanding stock option and restricted stock awards for our NEOs as of December 31, 2009.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
David J. Lesar[1]	12/06/2000					7,000	210,630
	10/01/2001					61,762	1,858,419
	01/02/2002					92,643	2,787,628
	04/01/2002					92,642	2,787,598
	12/02/2004	46,000	0	19.31	12/02/2014		
	03/03/2005	133,334	0	22.04	03/03/2015		
	12/07/2005	180,000	0	32.39	12/07/2015	32,000	962,880
	12/06/2006	348,699	0	33.17	12/06/2016	59,062	1,777,176
	12/05/2007	73,800	36,900	36.90	12/05/2017	60,360	1,816,232
	12/02/2008	87,359	174,716	15.42	12/02/2018	202,423	6,090,908
	12/01/2009	0	128,400	29.35	12/01/2019	105,000	3,159,450
Total		869,192	340,016			712,892	21,450,921
Mark A. McCollum[2]	09/10/2003	13,332	0	12.17	09/10/2013		
	12/02/2004	9,000	0	19.31	12/02/2014		
	12/07/2005	7,000	0	32.39	12/07/2015	4,000	120,360
	12/07/2005					1,320	39,719
	12/06/2006	13,400	0	33.17	12/06/2016	9,100	273,819
	12/05/2007	8,000	4,000	36.90	12/05/2017	6,600	198,594
	02/13/2008	3,834	7,666	35.67	02/13/2018	8,240	247,942
	12/02/2008	16,800	33,600	15.42	12/02/2018	38,960	1,172,306
	12/01/2009	0	40,600	29.35	12/01/2019	33,200	998,988
Total		71,366	85,866			101,420	3,051,728
James S. Brown[3]	08/16/2000					1,000	30,090
	08/21/2001					400	12,036
	01/13/2005					4,000	120,360
	04/07/2005	2,193	0	22.56	04/07/2015	1,448	43,570
	01/06/2006	6,000	0	33.03	01/06/2016	3,200	96,288
	04/17/2006					4,000	120,360
	01/03/2007	8,934	4,466	29.87	01/03/2017	10,400	312,936
	02/13/2008	3,334	6,666	35.67	02/13/2018	8,000	240,720
	10/07/2008					68,838	2,071,335
	12/02/2008					38,400	1,155,456
	12/02/2008	16,567	33,133	15.42	12/02/2018	97,276	2,927,035
	12/01/2009	0	45,600	29.35	12/01/2019	37,300	1,122,357
Total		37,028	89,865			274,262	8,252,543

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock Not Vested (#)	Stock Awards: Market Value of Shares or Units of Stock Not Vested ($)
Albert O. Cornelison, Jr.[4]	10/01/2001					3,150	94,784
	01/02/2002					4,725	142,175
	04/01/2002					4,725	142,175
	09/11/2002					9,000	270,810
	12/07/2005	30,800	0	32.39	12/07/2015	5,640	169,708
	12/06/2006	31,200	0	33.17	12/06/2016	21,140	636,103
	12/05/2007	12,400	6,200	36.90	12/05/2017	10,140	305,113
	12/02/2008	13,334	26,666	15.42	12/02/2018	30,880	929,179
	12/01/2009	0	36,100	29.35	12/01/2019	29,500	887,655
Total		87,734	68,966			118,900	3,577,702
C. Christopher Gaut[5]	03/03/2003	200,000	0	10.25	03/03/2013		
	01/02/2004	65,880	0	13.02	01/02/2014		
	12/02/2004	33,000	0	19.31	12/02/2014		
	12/07/2005	40,000	0	32.39	12/07/2015		
	12/06/2006	46,900	0	33.17	12/06/2016		
	12/05/2007	16,000	8,000	36.90	12/05/2017		
	12/02/2008	14,434	28,866	15.42	12/02/2018		
Total		416,214	36,866				
Timothy J. Probert[6]	01/29/2003	30,000	0	9.30	01/29/2013	12,000	361,080
	06/09/2003	35,200	0	11.83	06/09/2013		
	03/16/2004	14,000	0	14.43	03/16/2014		
	04/07/2005	10,920	0	22.56	04/07/2015	2,400	72,216
	01/06/2006	11,000	0	33.03	01/06/2016	4,000	120,360
	01/03/2007	8,934	4,466	29.87	01/03/2017	10,400	312,936
	02/13/2008	2,800	5,600	35.67	02/13/2018	6,080	182,947
	12/02/2008	8,800	17,600	15.42	12/02/2018	20,320	611,429
	12/01/2009	0	45,600	29.35	12/01/2019	37,300	1,122,357
Total		121,654	73,266			92,500	2,783,325

(1) Mr. Lesar's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the December 7, 2005, December 5, 2007, December 2, 2008, and December 1, 2009 awards, which will vest in equal amounts over five years.

(2) Mr. McCollum's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the December 7, 2005, December 5, 2007, February 13, 2008, December 2, 2008, and December 1, 2009 awards, which will vest in equal amounts over five years.

(3) Mr. Brown's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the January 13, 2005, April 7, 2005, January 6, 2006, April 17, 2006, February 13, 2008, December 2, 2008, and December 1, 2009 awards, which will vest in equal amounts over five years, the October 7, 2008 restricted stock award which will vest 100% on the fifth anniversary of the grant and the December 2, 2008 restricted stock award of 97,276 shares which will not begin vesting until the sixth anniversary of the award, at which time it will vest 20% annually through year ten.

(4) Mr. Cornelison's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the December 7, 2005, December 5, 2007, December 2, 2008, and December 1, 2009 awards, which will vest in equal amounts over five years.

(5) Mr. Gaut's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. The restricted stock he held became fully vested upon his early retirement on August 1, 2009.

(6) Mr. Probert's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's five-year vesting schedule, except for the January 29, 2003, and January 3, 2007 awards, which will vest in equal amounts over ten years.

The nonqualified stock option awards listed under Option Awards include outstanding awards, exercisable and unexercisable, as of December 31, 2009.

The restricted stock awards under Stock Awards are the number of shares not vested as of December 31, 2009. The market value shown was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the New York Stock Exchange Composite Tape of $30.09 on December 31, 2009.

The Equity Incentive Plan Awards columns are intentionally omitted as this type of award is not utilized by us at this time.

The narratives under the Summary Compensation Table and Grants of Plan-Based Awards at Fiscal Year End 2009 table contain additional information on stock option and restricted stock awards.

2009 OPTION EXERCISES AND STOCK VESTED

The following table represents stock options exercised and restricted shares that vested during fiscal year 2009 for our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David J. Lesar	0	0	280,008	6,102,031
Mark A. McCollum	0	0	22,620	622,249
James S. Brown	0	0	24,616	561,261
Albert O. Cornelison, Jr.	0	0	45,129	1,123,387
C. Christopher Gaut	0	0	159,284	3,442,183
Timothy J. Probert	0	0	17,988	379,324

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing market price of Halliburton common stock on the vesting date) by the number of shares that vested. Shares vested on various dates throughout the year; therefore, the value listed represents the aggregate value of all shares that vested for each NEO in 2009.

2009 NONQUALIFIED DEFERRED COMPENSATION

The 2009 Nonqualified Deferred Compensation table reflects balances in Halliburton nonqualified plans as of January 1, 2009, contributions made by the NEO and us during 2009, any earnings (the net of the gains and losses on funds, as applicable) and the ending balance as of December 31, 2009. The plans are described in the Compensation Discussion and Analysis or the narratives to the Summary Compensation Table and brief summaries are provided below.

Name	Plan	01/01/09 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Balance At Last Fiscal Year End ($)
David J. Lesar	SERP	4,523,783	0	412,000	226,189	5,161,972
	Benefit Restoration	1,614,473	0	97,534	161,447	1,873,454
	Elective Deferral	786,197	0	0	71,956	858,153
	Total	6,924,453	0	509,534	459,592	7,893,579
Mark A. McCollum	SERP	599,601	0	183,000	29,980	812,581
	Benefit Restoration	88,216	0	29,925	8,822	126,963
	Total	687,817	0	212,925	38,802	939,544
James S. Brown	SERP	211,000	0	351,000	10,550	572,550
	Benefit Restoration	69,642	0	25,594	6,964	102,200
	Elective Deferral	290,518	207,969	0	66,379	564,866
	Total	571,160	207,969	376,594	83,893	1,239,616
Albert O. Cornelison, Jr.	SERP	1,067,165	0	128,000	53,358	1,248,523
	Benefit Restoration	296,035	0	26,893	29,604	352,532
	Dresser ERISA Excess	4,202	0	0	420	4,622
	Dresser ERISA Comp Limit	173,415	0	0	17,342	190,757
	Total	1,540,817	0	154,893	100,724	1,796,434
C. Christopher Gaut	SERP	893,271	0	0	59,551	952,822
	Benefit Restoration	190,805	0	12,075	19,081	221,961
	Elective Deferral	3,085,874	1,035,000	0	417,167	4,538,041
	Total	4,169,950	1,035,000	12,075	495,799	5,712,824
Timothy J. Probert	SERP	595,505	0	115,000	29,775	740,280
	Benefit Restoration	121,679	0	29,236	12,168	163,083
	Elective Deferral	1,395,078	652,444	0	189,029	2,236,551
	Total	2,112,262	652,444	144,236	230,972	3,139,914

Halliburton Company Supplemental Executive Retirement Plan. The SERP provides a competitive level of pay replacement for key executives upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service. Several assumptions are made annually, which include pay increase percentage, qualified and nonqualified plan contributions, qualified and nonqualified plan investment earnings, and an annuity rate.

Allocations under the SERP can be made once a year and are approved by the Compensation Committee at their discretion. The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided from other Company programs, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

Messrs. Lesar, McCollum, Cornelison, Gaut and Probert are fully vested in their respective account balances. Balances earn interest at an annual rate of 5%. Beginning in 2005 and continuing through 2008, the SERP required executives to have participated in the plan for five or more consecutive years in order for those contributions to vest. Mr. Brown began participating in the SERP in 2008 and as a result, he is not fully vested in his SERP account. In 2009, the Committee approved a change to the vesting schedule of the SERP for awards made in 2009 and in future years. The new vesting schedule requires participants to be at least 55 years of age with 10 years of service with Halliburton or meet the Rule of 70 (age plus years of service equal 70 or more). This change was made to increase the retentive value of the plan.

SERP amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Benefit Restoration Plan. The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other Company sponsored plans and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Awards are made annually to those who meet these criteria and earned interest at an annual rate of 10% in 2009. Awards and corresponding interest balances are 100% vested and distributed upon separation.

In September 2009, the Committee approved an interest rate change to the Halliburton Company Benefit Restoration Plan. Effective January 1, 2010, participants will earn monthly interest at 120% of the long-term applicable federal rate, provided the interest rate shall be no less than 6% per annum or greater than 10% per annum.

Benefit Restoration amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Elective Deferral Plan. The Halliburton Company Elective Deferral Plan allows participants to save for retirement utilizing eligible pre-tax base and/or eligible incentive compensation. Participants may elect to defer up to 75% of their annual base salary and up to 75% of their incentive compensation into the plan. Deferral elections must be made on an annual basis, including the type and timing of distribution. Plan earnings are based on the NEO's choice of up to four investment options with varying degrees of risk, including the risk of loss. Investment options may be changed by the NEO monthly. The amounts shown in the Aggregate Earnings in Last Fiscal Year column reflect the aggregate of all gains and losses on outstanding balances in 2009. Only the above-market interest is shown in the Summary Compensation Table, under Change in Pension Value and NQDC Earnings.

In September 2009, the Halliburton Administrative Committee approved a change to the investment options offered to participants in the Halliburton Company Elective Deferral Plan. Effective January 1, 2010, the Plan's "Moody's +2%" investment fund was closed to new deferrals and balance transfers and was replaced by a fund that accrues interest at a rate equal to the monthly average of the composite yields on corporate bonds, as published by Moody's Investors Services, Inc.

ERISA Excess Benefit Plan for Dresser Industries, Inc. The ERISA Excess Benefit Plan for Dresser Industries, Inc. pays retirement benefits accrued as of December 31, 1998, which resulted from benefits that could not be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 415. It is an unfunded excess benefit plan as defined in the Internal Revenue Code. Interest is accrued on an annual basis at the rate of 10%.

Mr. Cornelison received interest as shown in the Aggregate Earnings in Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. pays the accrued retirement benefit that cannot be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 401(a)(17). Interest is accrued on an annual basis at the rate of 10%.

Mr. Cornelison received interest as shown in the Aggregate Earnings in Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

The Aggregate Withdrawals/Distributions column has been omitted because there were no withdrawals or distributions in 2009.

PENSION BENEFITS TABLE

The following table shows the present value of the accumulated benefit for Mr. Cornelison who is a participant in a defined benefit plan. None of the other NEOs are participants in a defined benefit plan.

Name	Plan Name	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Albert O. Cornelison, Jr.	Halliburton Retirement Plan	1.1667	31,407	0

The non-contributory Dresser Consolidated Salaried Retirement Plan was established in 1986 for the purpose of providing participants with a monthly defined benefit upon retirement. The plan was frozen on May 31, 1995. Mr. Cornelison began employment with Dresser Industries on March 14, 1994, which qualified him to participate in the plan. His participation ended when the plan was frozen. However, since he has continued working for us after the plan freeze date, he continues to accrue both vesting service and years of service with us. Mr. Cornelison is the only NEO to participate in the Dresser Consolidated Salaried Retirement Plan.

Dresser Industries and Halliburton merged on September 29, 1998, and Halliburton subsequently merged the Dresser Consolidated Salaried Retirement Plan into the Halliburton Retirement Plan on December 31, 2001. None of the other NEOs were eligible to participate in the Halliburton Retirement Plan, because participation was limited to those salaried employees who were age 55 or older as of December 31, 1996.

The present value of accumulated benefits is based on formulas that utilize final average compensation and service while Mr. Cornelison was an employee of Dresser Industries, Inc. Service from the date of hire to the date the plan was frozen is used to calculate the benefit amount. Therefore, Mr. Cornelison's defined benefit plan service equals 1.1667. Final average compensation is based on tax form W-2 pay (within the qualified pay limit) ending on the plan freeze date of May 31, 1995.

The assumptions used to calculate the Present Value of Accumulated Benefit with a calculation date of December 31, 2009, are as follows: 5.48% discount rate, no pre-retirement mortality assumption, Pension Protection Act 2010 post-retirement valuation mortality assumption, age 65 unreduced retirement date, and no pre-retirement turnover.

Because Mr. Cornelison is eligible for early retirement under the plan (age 55 with 10 years of vesting service), the amount of his early retirement benefit is actuarially equivalent to the age 65 benefit based on a 5% interest rate and the 1971 Group Annuity Mortality Table weighted for 90% male and 10% female.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

Messrs. Lesar, McCollum, Brown, Cornelison and Probert have employment agreements with Halliburton. Under the terms of Mr. Lesar's agreement, a termination for cause is a termination for (i) gross negligence or willful misconduct in the performance of his duties and responsibilities, or (ii) a conviction of a felony. In the event Mr. Lesar is involuntarily terminated by Halliburton for any reason other than termination for cause, Halliburton is obligated to pay Mr. Lesar a severance payment equal to (i) the value of any restricted shares that are forfeited because of termination, and (ii) five times his annual base salary.

Under the terms of the agreements with Messrs. McCollum, Brown, Cornelison and Probert, the reasons for termination of employment (other than death) are defined as follows:

(i) Retirement means either (a) retirement at or after normal retirement age (either voluntarily or under Halliburton's retirement policy), or (b) voluntary termination of employment in accordance with Halliburton's early retirement policy for other than a Good Reason. "Good Reason" means a termination of employment by employee because of (a) a material breach by Halliburton of any material provision of the employment agreement, or (b) a material reduction in employee's rank or responsibility with Halliburton, provided that (i) employee provides written notice to Halliburton of the circumstances employee claims constitute "Good Reason" within ninety calendar days of the first to occur of such circumstances, (ii) such breach remains uncorrected for thirty calendar days following written notice, and (iii) employee's termination occurs within one hundred eighty calendar days after the date that the circumstances employee claims constitute Good Reason first occurred.

(ii) Permanent disability means the employee's physical or mental incapacity to perform his or her usual duties with such condition likely to remain continuously and permanently as reasonably determined by the Compensation Committee in good faith.

(iii) Voluntary termination means a termination of employment in the sole discretion and at the election of the employee for other than Good Reason.

(iv) Termination for cause means a termination of employee's employment by Halliburton for Cause. "Cause" means any of the following: (a) employee's gross negligence or willful misconduct in the performance of the duties and services required of the employee; (b) employee's final conviction of a felony; (c) a material violation of Halliburton's Code of Business Conduct; or (d) employee's material breach of any material provision of his or her employment agreement which remains uncorrected for thirty days following written notice of such breach to employee by Halliburton.

If Messrs. McCollum, Brown and Cornelison terminate for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination for cause, the executive is entitled to each of the following:

- At the Committee's election, either the retention of all restricted shares following termination or a payment equal to the value of any restricted shares that are forfeited because of termination;
- A payment equal to two years' base salary;
- Any unpaid amounts earned under the Annual Performance Pay Plan in prior years; and
- Any amount payable for the year under the Annual Performance Pay Plan in which his employment is terminated determined as if he had remained employed for the full year.

If Mr. Probert terminates for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination for cause, he is entitled to each of the following:

- A payment equal to two years' base salary; and
- A single lump sum cash payment equal to value of any restricted shares that are forfeited because of termination. The payout is contingent upon compliance with a non-compete agreement and subject to vesting restrictions.

Change-In-Control Arrangements

Halliburton does not maintain individual change-in-control agreements or provide for tax gross-ups on any payments associated with change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the Stock and Incentive Plan, in the event of a change-in-control, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder receives a payment equal to the maximum amount of the award he or she would have been entitled to receive, pro-rated to the effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control; and
- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control; and
- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and
- upon such effective date, any unexercised stock purchase rights will expire and Halliburton will refund to each participant the amount of his or her payroll deductions made for purposes of the Employee Stock Purchase Plan, which has not yet been used to purchase stock.

POST-TERMINATION PAYMENTS

The following tables and narratives represent the impact of certain termination events on each element of compensation for NEOs as of December 31, 2009.

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
David J. Lesar	Severance	0	0	0	0	0	6,435,000	6,435,000
	Annual Perf. Pay Plan	0	0	3,432,000	3,432,000	0	3,432,000	3,432,000
	Restricted Stock	0	0	21,450,921	21,450,921	0	21,450,921	21,450,921
	Stock Options	2,851,005	2,851,005	5,509,105	5,509,105	2,851,005	5,509,105	5,509,105
	Performance Units	0	0	5,000,000	5,000,000	0	0	5,000,000
	Nonqualified Plans	7,893,579	7,893,579	7,893,579	7,893,579	7,893,579	7,893,579	7,893,579
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	10,744,584	10,756,584	43,297,605	43,285,605	10,744,584	44,720,605	49,720,605

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Mark A. McCollum	Severance	0	0	0	0	0	1,140,000	1,140,000
	Annual Perf. Pay Plan	0	0	900,000	900,000	0	900,000	900,000
	Restricted Stock	0	0	3,051,728	3,051,728	0	3,051,728	3,051,728
	Stock Options	582,497	582,497	1,105,453	1,105,453	582,497	1,105,453	1,105,453
	Performance Units	0	0	1,266,667	1,266,667	0	0	1,266,667
	Nonqualified Plans	939,544	939,544	939,544	939,544	939,544	939,544	939,544
	Health Benefits	0	0	0	0	0	0	0
	Total	1,522,041	1,522,041	7,263,392	7,263,392	1,522,041	7,136,725	8,403,392

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
James S. Brown	Severance	0	0	0	0	0	1,045,000	1,045,000
	Annual Perf. Pay Plan	0	0	825,000	825,000	0	825,000	825,000
	Restricted Stock	0	0	8,252,543	8,252,543	0	8,252,543	8,252,543
	Stock Options	261,528	261,528	782,315	782,315	261,528	782,315	782,315
	Performance Units	0	0	848,333	848,333	0	0	848,333
	Nonqualified Plans	1,018,066	1,018,066	1,018,066	1,018,066	1,018,066	1,018,066	1,018,066
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	1,279,594	1,291,594	11,738,257	11,726,257	1,279,594	11,922,924	12,771,257

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Albert O Cornelison, Jr.	Severance	0	0	0	0	0	1,073,500	1,073,500
	Annual Perf. Pay Plan	0	0	847,500	847,500	0	847,500	847,500
	Restricted Stock	0	0	3,577,702	3,577,702	0	3,577,702	3,577,702
	Stock Options	195,610	195,610	613,514	613,514	195,610	613,514	613,514
	Performance Units	0	0	1,276,500	1,276,500	0	0	1,276,500
	Nonqualified Plans	1,796,434	1,796,434	1,796,434	1,796,434	1,796,434	1,796,434	1,796,434
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	1,992,044	2,004,044	8,123,650	8,111,650	1,992,044	7,908,650	9,185,150

Name	Payments	Termination Event: Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Timothy J. Probert	Severance	0	0	0	0	0	855,000	855,000
	Annual Perf. Pay Plan	0	0	675,000	675,000	0	675,000	675,000
	Restricted Stock	0	0	2,783,325	2,783,325	0	2,087,494	2,783,325
	Stock Options	1,699,212	1,699,212	1,992,130	1,992,130	1,699,212	1,992,130	1,992,130
	Performance Units	0	0	645,000	645,000	0	0	645,000
	Nonqualified Plans	3,139,914	3,139,914	3,139,914	3,139,914	3,139,914	3,139,914	3,139,914
	Health Benefits	0	0	0	0	0	0	0
	Total	4,839,126	4,839,126	9,235,369	9,235,369	4,839,126	8,749,538	10,090,369

Resignation. Resignation is defined as leaving the Company voluntarily, not having attained early or normal retirement status (see these sections for information on what constitutes these statuses). Upon resignation, the following actions will occur for a NEO's various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Performance Units.* The NEO would not be eligible to receive payments, if any, under the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Payments from the Halliburton Company Supplemental Executive Retirement Plan and Halliburton Company Benefit Restoration Plan are paid out of an irrevocable grantor trust held at State Street Bank and Trust Company. The principal and income of the trust are treated as assets and income of Halliburton for federal income tax purposes and are subject to the claims of general creditors of Halliburton to the extent provided in the plan. The Halliburton Elective Deferral Plan is unfunded and payments are made by us from general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum ten year period. Plans related to Dresser Industries, Inc., as referenced in the 2009 Nonqualified Deferred Compensation table, are unfunded and paid by us in a lump sum from general assets.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs since they resigned from the Company.

Early Retirement. A NEO becomes eligible for early retirement by either attaining age 50 or by attaining 70 points via a combination of age plus years of service. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before consideration will be given by the Compensation Committee to retention of stock awards upon separation from employment. For example, if a NEO is eligible for early retirement but is leaving us to go to work for a competitor, then their stock awards would not be considered for retention.

Early Retirement (Without Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their early retirement or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.

- *Performance Units.* The NEO would not be eligible to receive payments, if any, under the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* An NEO that was age 40 or older as of December 31, 2004 and qualifies for early retirement under our health and welfare plans, which requires that they have attained age 55 with ten years of service or that their age and years of service equals 70 points with a minimum of ten years of service, is eligible for a $12,000 credit. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized as a monthly credit applied to the cost of retiree medical based on the number of months from the time of early retirement to age 65. For example, if a NEO is 10 years or 120 months away from age 65 at the time of their early retirement, they will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after their separation, they would not receive any cash in lieu of the credit.

Early Retirement (With Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* For all NEOs, except for Messrs. Lesar and Probert, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar and Probert were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* Any stock holdings restrictions would lapse upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Stock Options.* The NEO will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.
- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's early retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* An NEO that was age 40 or older as of December 31, 2004 and qualifies for early retirement under our health and welfare plans is eligible for a $12,000 credit. Refer to the *Early Retirement (Without Approval)* section for more information on Health Benefits.

Normal Retirement. A NEO would be eligible for normal retirement should they cease employment at age 65 or later. The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* For all NEOs, except for Messrs. Lesar and Probert, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar and Probert were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* Any restricted stock holdings would vest upon the date of normal retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Stock Options.* The NEO will be granted retention of their outstanding option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.

- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's normal retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit as they would be age 65 or older at the time of normal retirement.

Termination (For Cause). Should the NEO be terminated for cause from the Company, such as violating a Code of Business Conduct policy, the following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon the date of termination. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2009 table.
- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (Without Cause). Should a NEO with an employment agreement be terminated without cause by Halliburton, such as termination at the convenience of the Company, then the provisions of their applicable employment agreements related to severance payments, annual performance pay plan (if applicable), and lapsing of stock restrictions would apply. In the case of Messrs. McCollum, Brown, Cornelison and Probert, payments for these items are conditioned on a release agreement being executed by the NEO. The following actions will occur for their various elements of compensation:

- *Severance Pay.* Severance is paid according to terms of an employment agreement. Mr. Lesar's severance multiple is five times base salary at the time of termination. Messrs. McCollum, Brown, Cornelison and Probert would receive severance in the amount of two times base salary at the time of termination. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* For all NEOs, except for Messrs. Lesar and Probert, participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year. If Messrs. Lesar and Probert were to terminate prior to the end of the plan year, for any other reason than death or disability, they would forfeit any payment due under the plan, unless the Compensation Committee determines that their payment should be prorated for the partial plan year.
- *Restricted Stock.* For all NEOs, except Mr. Probert, restricted shares under the Stock and Incentive Plan are automatically vested or are forfeited and an equivalent value is paid to the NEO at the Compensation Committee's discretion. Mr. Probert entered into a non-compete agreement with us and agreed not to work for a competitor of Halliburton for two years following his separation date. If he complies with the terms of the agreement, he will receive a single lump sum payment equal to the value of any restricted shares that were forfeited because of termination, subject to the terms of a vesting schedule. Mr. Probert has less than 10 years of service, so his payout currently would be limited to 75% of the value of any restricted shares that were forfeited because of termination.
- *Stock Options.* If the NEO is eligible for early retirement, then they will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date. If the NEO is not

eligible for early retirement, then they must exercise their outstanding, vested options within 30 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited.

- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Change-in-Control. Should a NEO be affected by a change-in-control and subsequently terminated as a result, the following actions will occur for their various elements of compensation:

- *Severance Pay.* For all NEOs, except Mr. Lesar, the severance payment is calculated by multiplying their annual base salary as of the date of the NEO's separation by two. Mr. Lesar's severance multiple is five times base salary at the time of termination. A severance payment is only triggered in cases of termination without cause or upon the occurrence of a change-in-control. To receive severance pay, Messrs. McCollum, Brown, Cornelison and Probert are required to sign a separation agreement releasing us from all future claims. Severance paid under the terms of their employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* In the event of a change-in-control during a plan year, a plan participant is entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, pro-rated through the date of the change-in-control. In the event of a change-in-control after the end of a plan year but before the payment date, the plan participant is entitled to an immediate cash payment equal to the incentive earned for the plan year. The employment contracts of Messrs. McCollum, Brown and Cornelison each provide that he is entitled to any amount payable for the year under the Annual Performance Pay Plan in which his employment is terminated determined as if he had remained employed for the full year. Such amounts shall be paid at the time that similarly situated employees are paid.
- *Restricted Stock.* Restricted shares under the Stock and Incentive Plan are automatically vested.
- *Stock Options.* Any outstanding options shall become immediately vested and fully exercisable by the NEO.
- *Performance Units.* In the event of a change-in-control during a performance cycle, NEOs will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control. In the event of a change-in-control after the end of a performance cycle but before the payment date, NEOs will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2009 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs unless they were eligible for early retirement at the time of the change-in-control.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	15,167,701	$25.17	50,122,083
Equity compensation plans not approved by security holders	—	—	—
Total	15,167,701	$25.17	50,122,083

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in Halliburton shares with the SEC and the NYSE. Based on our records and other information, we believe that in 2009 our Directors and our officers who are subject to Section 16 met all applicable filing requirements.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There are no legal proceedings to which any Director, officer or principal stockholder, or any affiliate thereof, is a party that would be material and adverse to Halliburton.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted on page 6 of this proxy statement, our Board determined that Mr. Hackett was no longer an independent Director because of the amount of business done in 2009 between Halliburton and Anadarko Petroleum Corporation, of which Mr. Hackett is the Chairman and Chief Executive Officer. During 2009, Anadarko made payments of approximately $200 million to Halliburton for services and products. As a result of the Board's determination, Mr. Hackett stopped serving as a member of our Compensation Committee on March 22, 2010. The Board is satisfied that the business relationship between Halliburton and Anadarko Petroleum Corporation is in the best interests of Halliburton as is Mr. Hackett's continued service on the Board.

DIRECTORS' COMPENSATION

Directors' Fees and Deferred Compensation Plan

All non-employee Directors receive an annual retainer of $100,000. The Lead Director receives an additional annual retainer of $15,000 and the chairperson of each committee also receives an additional retainer annually for serving as chair as follows: Audit — $20,000; Compensation — $15,000; Health, Safety and Environment — $10,000; and Nominating and Corporate Governance — $10,000.

Under the Directors' Deferred Compensation Plan, Directors are permitted to defer all or part of their fees. A participant may elect, on a prospective basis, to have his or her deferred compensation account either credited quarterly with interest at the prime rate of Citibank, N.A. or translated on a quarterly basis into Halliburton common stock equivalents. The plan will make distributions to the Director after retirement in a lump sum or in annual installments over a 5- or a 10-year period as elected by the Director. Distributions of common stock equivalents are made in shares of common stock, while distributions of deferred compensation credited with interest are made in cash. Ms. Dicciani and Ms. Reed and Messrs. Bennett, Boyd, Carroll, Gillis and Hackett have elected to participate in the plan.

Directors' Restricted Stock Awards

Each non-employee Director receives an annual award of restricted shares of common stock with a value of approximately $120,000 on the date of the award. The actual number of restricted shares of common stock is determined by dividing $120,000 by the average of the closing stock price of our common stock on each business day during the month of July. These annual awards are made on or about the first of August of each year. The value of the award may be more or less than $120,000 based on the closing price of our common stock on the date of the award in August. Additionally, when a non-employee Director is first elected to the Board, he or she receives an award of 2,000 restricted shares of common stock shortly thereafter.

Directors may not sell, assign, pledge or otherwise transfer or encumber restricted shares until the restrictions are removed. Restrictions lapse following termination of Board service under specified circumstances, which include, among others, death or disability, retirement under the Director mandatory retirement policy, or early retirement after at least four years of service. During the restriction period, Directors have the right to vote and to receive dividends on the restricted shares. Directors forfeit any shares that are restricted under the plan's provisions following termination of service.

Charitable Contributions and Other Benefits

Matching Gift Programs. To further Halliburton's support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of two times the amount contributed, subject to approval by its Trustees and providing the contribution meets certain criteria. The maximum aggregate of all contributions each calendar year by a Director eligible for matching is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $100,000 for any Director who participates in the programs. Neither the Halliburton Foundation nor Halliburton has made a charitable contribution to any charitable organization in which a Director serves as an executive officer, within the preceding three years, that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Accidental Death and Dismemberment. We offer an optional accidental death and dismemberment policy for Directors for individual coverage or family coverage with a benefit per Director of up to $250,000 and lesser amounts for family members. Mr. Carroll, Ms. Dicciani and Mr. Malone elected individual coverage at a cost of $99 annually. Messrs. Derr, Gillis, Martin, and Precourt elected family coverage at a cost of $159 annually. We paid a total of $933 in premiums for these Directors. These premiums are included in the All Other Compensation column for those who participate.

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Alan M. Bennett	120,000	132,063	0	83,403	335,466
James R. Boyd	109,354	132,063	0	80,968	322,385
Milton Carroll	100,000	132,063	0	6,438	238,501
Kenneth T. Derr	42,967	0	0	105,641	148,608
Nance K. Dicciani	46,113	175,123	0	52,523	273,759
S. Malcolm Gillis	100,000	132,063	0	32,189	264,252
James T. Hackett	100,000	132,063	0	14,305	246,368
Robert A. Malone	62,500	176,543	0	1,668	240,711
J. Landis Martin	115,000	132,063	0	9,223	256,286
Jay A. Precourt	110,000	132,063	0	109,223	351,286
Debra L. Reed	110,000	132,063	0	29,478	271,541

Fees Earned or Paid In Cash. The amounts in this column represent retainer fees earned in fiscal year 2009, but not necessarily paid in 2009. Refer to the section Directors' Fees and Deferred Compensation Plan for information on annual retainer fees.

Stock Awards. The amounts in the Stock Awards column reflect the grant date fair value of the restricted stock awarded in 2009. ASC 718 requires the reporting of the aggregate grant date fair value of stock awards granted to the Director during the fiscal year. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

The numbers of shares of restricted stock outstanding at fiscal year-end are: Mr. Bennett — 18,110; Mr. Boyd — 18,110; Mr. Carroll — 13,145; Ms. Dicciani — 7,717; Dr. Gillis — 21,636; Mr. Hackett — 10,341; Mr. Malone — 7,717; Mr. Martin — 28,036; Mr. Precourt — 28,036; and Ms. Reed — 26,436. Mr. Derr retired from the Board in May 2009 and therefore, had no remaining shares of restricted stock outstanding at fiscal year-end because his restricted shares vested upon retirement.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. None of the Directors had a change in pension value or nonqualified deferred compensation earnings that represented above-market earnings in 2009.

All Other Compensation. This column includes compensation related to the Halliburton Foundation, Accidental Death and Dismemberment program, restricted stock dividends, and dividend equivalents associated with the Directors' Deferred Compensation Plan.

Directors who participated in the matching gift programs under the Halliburton Foundation and the corresponding match provided by the Halliburton Foundation include: Mr. Bennett — $76,000; Mr. Boyd — $72,000; Mr. Derr — $100,000; Ms. Dicciani — $51,000; Dr. Gillis — $25,270; Mr. Hackett — $10,000; Mr. Precourt — $100,000; and Ms. Reed — $20,000. The amounts reflected indicate matching payments made by the Halliburton Foundation in 2009.

Directors who participated in the Accidental Death and Dismemberment program and incurred imputed income for the benefit amount of $99 for individual coverage and $159 for family coverage include: Mr. Carroll — $99; Mr. Derr — $159; Ms. Dicciani — $99; Dr. Gillis — $159; Mr. Malone — $99; Mr. Martin — $159; Mr. Precourt — $159.

Directors who received dividends on restricted stock held on Halliburton record dates include: Mr. Bennett — $5,491; Mr. Boyd — $5,491; Mr. Carroll — $3,703; Mr. Derr — $1,865; Ms. Dicciani — $1,389; Dr. Gillis — $6,760; Mr. Hackett — $2,694; Mr. Malone — $1,569; Mr. Martin — $9,064; Mr. Precourt — $9,064; and Ms. Reed — $8,488.

Directors who received dividend equivalents credited under the Directors' Deferred Compensation Plan include: Mr. Bennett — $1,912; Mr. Boyd — $3,477; Mr. Carroll — $2,636; Mr. Derr — $3,617; Ms. Dicciani — $35; Mr. Hackett — $1,611; and Ms. Reed — $990.

AUDIT COMMITTEE REPORT

We operate under a written charter, a copy of which is available on Halliburton's website, *www.halliburton.com*. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval.

Halliburton's management is responsible for preparing Halliburton's financial statements and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain and oversee the work of the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2009, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Statement on Auditing Standards No. 61 relating to the conduct of the audit;
- received from KPMG LLP the written disclosures and letter required by the Public Company Accounting Oversight Board regarding KPMG LLP's independence; and
- discussed with KPMG LLP its independence.

Based on our:

- review of the audited financial statements;
- discussions with management;
- discussions with KPMG LLP; and
- review of KPMG LLP's written disclosures and letter,

we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission. Our recommendation considers our review of that firm's qualifications as independent public accountants for the Company. Our review also included matters required to be considered under Securities and Exchange Commission rules on auditor independence, including the nature and extent of non-audit services. In our business judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

Respectfully submitted,
THE AUDIT COMMITTEE OF DIRECTORS

Alan M. Bennett
Nance K. Dicciani
S. Malcolm Gillis
James T. Hackett
Robert A. Malone
Jay A. Precourt

FEES PAID TO KPMG LLP

During 2009 and 2008, Halliburton incurred the following fees for services performed by KPMG LLP.

	2009 (In millions)	2008 (In millions)
Audit fees	$ 7.6	$10.1
Audit-related fees	0.3	0.2
Tax fees	2.1	2.4
All other fees	0.3	0.2
Total	$10.3	$12.9

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG LLP for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2009 and December 31, 2008. Audit fees also include the audits of many of our subsidiaries in regards to compliance with statutory requirements in foreign countries, reviews of our financial statements included in the Forms 10-Q we filed for fiscal years 2009 and 2008, and review of registration statements.

Audit-Related Fees

Audit-related fees primarily include professional services rendered by KPMG LLP for audits of some of our subsidiaries relating to transactions and the audit of our employee benefit plans.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees.

All Other Fees

All other fees comprise professional services rendered by KPMG LLP related to immigration services and other nonrecurring miscellaneous services.

Pre-Approval Policies and Procedures

The Audit Committee has established written pre-approval policies that require the approval by the Audit Committee of all services provided by KPMG LLP as the principal independent public accountants that examine the financial statements and the books and records of Halliburton and all audit services provided by other independent public accountants. Prior to engaging KPMG LLP for the annual audit, the Audit Committee reviews a Principal Independent Public Accountants Auditor Services Plan. KPMG LLP then performs services throughout the year as approved by the Committee. KPMG LLP reviews with the Committee, at least quarterly, a projection of KPMG LLP's fees for the year. Periodically, the Audit Committee approves revisions to the plan if the Committee determines changes are warranted. All of the fees described above provided by KPMG LLP to Halliburton were approved in accordance with the policy. Our Audit Committee considered whether KPMG LLP's provisions of tax services and all other fees as reported above is compatible with maintaining KPMG LLP's independence as our principal independent public accounting firm.

Work Performed by KPMG LLP's Partners and Employees

KPMG LLP's work on Halliburton's audit was performed by KPMG LLP partners and employees.

PROPOSAL FOR RATIFICATION OF THE SELECTION OF AUDITORS

(Item 2)

KPMG LLP has examined Halliburton's financial statements beginning with the year ended December 31, 2002. A resolution will be presented at the Annual Meeting to ratify the appointment by the Board of that firm as independent public accountants to examine the financial statements and the books and records of Halliburton for the year ending December 31, 2010. The appointment was made upon the recommendation of the Audit Committee. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in Halliburton. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with Halliburton in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

If the stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the selection of independent public accountants.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as independent public accountants to examine the financial statements and books and records of Halliburton for the year 2010.

†††††††††

STOCKHOLDER PROPOSAL ON HUMAN RIGHTS POLICY

(Item 3)

The Sisters of Charity of the Blessed Virgin Mary (the "Sisters"), located at 205 W. Monroe, Suite 500, Chicago, IL 60606-5062, have notified Halliburton that they intend to present the resolution set forth below to the Annual Meeting for action by the stockholders. Their supporting statement for the resolution and the Board's statement in opposition are set forth below. As of October 13, 2009, the Sisters beneficially owned 100 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies. A number of other organizations are co-sponsors of this proposal.

Review and Implement Human Rights Policy 2010 — Halliburton Company

WHEREAS: Halliburton is one of the world's largest oilfield services companies. The 2008 Halliburton Corporate Sustainability Report states: ". . . employing more than 55,000 people in approximately 70 countries...Halliburton's vision is to be the preferred upstream solutions company for the development of global oil and gas assets."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 242 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2009)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Advancing Freedom and Democracy Report; **www.state.gov/g/drl/rls/afdr/**)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton's former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, forced labor and confiscating employee passports, (*Kathmandu Post* 4-20-09, *Washington Business Journal* 8-27-08) The high-profile case of a female employee, who has sued KBR and former parent Halliburton alleging she was drugged and raped by fellow KBR employees in 2005, is one among a number of women who have accused the companies of tolerating abusive behavior. No criminal charges have been filed in her case. (http://www.reuters.com/articlePrint?articleId=USN10534177; *The Nation,* 4-3-08)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED: Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2010.

Supporting Statement:

We recommend the review include:

1. Risk assessment to determine the potential for human rights abuses in locations, such as the Middle East, Nigeria, Indonesia and other civil strife/war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We have adopted a policy statement on human rights which is set forth below and can also be found on our website at *www.halliburton.com/AboutUs/default.aspx?navid=977&pageid=2336*.

Halliburton Human Rights Policy Statement

Halliburton operates in approximately 70 countries around the world, with stockholders, customers, suppliers, and employees that represent virtually every race or national origin, and an associated multitude of religions, cultures, customs, political philosophies, and languages. This diversity reflects Halliburton's belief in the dignity, human rights, and personal aspirations of all people as the foundation of our culture of business excellence.

We have long addressed our belief in human dignity, human rights, and fairness in our employment practices, non-discrimination policies, minimum age requirements, fair compensation policies, and our policies on health, safety, and security of our employees and our facilities. Halliburton clearly communicates its support for these issues, and other related topics in our Code of Business Conduct.

Halliburton's Code of Business Conduct, its business values, and culture are influenced by, and reflect a fundamental respect for human rights and freedoms. Halliburton supports these beliefs and core values in our respect for, and compliance with local laws, regulations, and customs in all locations where we do business. Although we respect the sovereignty of governments throughout the world, and the responsibility of such governments to protect the rights, welfare, and health of its citizens, we also expect that our employees will always abide by the both the letter and spirit of our Code of Business Conduct and other Company policies and processes, in all of their dealings all over the world.

We believe that our policy statement is sufficient, and, because we maintain and enforce these policies through our Code of Business Conduct, further assessment and reporting is not necessary.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

†††††††††

STOCKHOLDER PROPOSAL ON POLITICAL CONTRIBUTIONS

(Item 4)

Trillium Asset Management, located at 711 Atlantic Avenue, Boston, MA 02111-2809, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders on behalf of its client, Alexandra Lorraine. Trillium's supporting statement for the resolution and the Board's statement in opposition are set forth below. Trillium represents that as of December 7, 2009, Ms. Lorraine beneficially owned more than $2,000 of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

Resolved, that the shareholders of Halliburton ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Halliburton, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Hewlett-Packard, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

Halliburton is committed to complying with the letter and spirit of all laws and regulations governing federal and state political contributions and adhering to the highest standards of ethics and transparency in engaging in any political activities. Examples of Halliburton's political activities are the Halliburton Political Action Committee (HALPAC) and participation in industry trade associations, which may engage in political activity on behalf of their membership.

HALPAC makes political contributions, including contributions to federal officials; however, employees voluntarily contribute personal funds to HALPAC, not corporate funds. The activities of HALPAC are subject to regulation by the federal government, including detailed disclosure requirements. For example, as required by federal law, HALPAC files monthly reports with the Federal Election Commission (FEC) reporting all political contributions, and also files pre-election and post-election FEC reports. Moreover, all political contributions over $200.00 are required to be disclosed and the identity of the donor and the recipient are available to any member of the public from the FEC.

Political contributions by HALPAC and Halliburton are also subject to regulation at the state government level. And although some states permit corporate contributions to candidates of political parties, all states require that recipients of any political contributions from corporations, HALPAC, or other sources to generally disclose the identity of donors and the dollar amount of the contributions.

Additionally, Halliburton, like most United States corporations, participates in certain industry trade organizations with purposes that include, but are not limited to, enhancement of the public image of our industry, education about the industry, education about issues that affect the industry, industry best practices and standards, and leading industry products and technologies. Many of the trade organizations also engage in legislative activity related to matters that affect the industry as a whole, not specific companies. Specifically, Halliburton, as one of many members in various trade associations, does not direct the legislative activities, if any, of any trade organization of which it is a member.

The Board believes that it is in our best interests and those of our stockholders that we participate in the political process by engaging in government relations programs to educate and inform public officials about our position on issues significant to our business. Although we believe that political contributions can represent a valuable element of any governmental relations program, it is against federal law to contribute corporate funds to federal candidates and, consequently, Halliburton makes no such contributions. Because the Company does not contribute corporate funds to HALPAC, and because the issues that trade organizations advocate for are not Halliburton specific or directed by Halliburton management, the Board believes that additional reports requested in the proposal would result in an unnecessary and unproductive use of Halliburton's time and resources.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

†††††††††

STOCKHOLDER PROPOSAL ON EXECUTIVE COMPENSATION POLICIES

(Item 5)

Gerald R. Armstrong, located at 910 Sixteenth Street, No. 412, Denver, CO 80202-2917, has notified Halliburton that he intends to present the resolution set forth below to the Annual Meeting for action by stockholders. His supporting statement for the resolution and the Board's statement in opposition are set forth below. As of December 4, 2009, Mr. Armstrong beneficially owned 200 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

RESOLUTION

That the shareholders of HALLIBURTON COMPANY request its Board of Directors to adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, prepared and submitted by Company Management, seeking an advisory vote of shareholders to ratify and approve the board's Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

STATEMENT

As a shareholder, I am concerned about the levels of compensation afforded our top management and members of the Board of Directors, who are to be independent, while the dividends of HALLIBURTON seem to be frozen into the past.

The following table summarizes compensation paid our executives:

	2008	2007	2005
David Lesar	$17,876,739	$17,023,538	$10,001,873
Mark McCollum	2,420,905	1,861,905	1,916,949
Albert Cornelison, Jr.	3,989,588	3,500,511	3,814,196
C. Christopher Gaut	4,756,115	4,205,192	3,931,114
James Brown	2,225,914		
Andrew Lane			4,147,012

Last year's proxy statement shows that there were nine meetings of the Board of Directors and that the average compensation paid directors was $361,927.16 which was complemented with dividend equivalents and matching funds for certain charitable contributions. Some directors were also taking part in a pension program which the proponent of this proposal believes could compromise their independence.

In the thirty-four pages of discussion on compensation in the proxy statement, it lists "Hewitt Associates" as the independent compensation consultant for the past years. "Hewitt Associates" apparently was appointed by the Board of Directors to review executive compensation and possibly its own compensation.

As noted by former CEO Jerry Levin of Time Warner, "I think it is time to relook at exactly how CEOs are paid." He blasted compensation consultants for making salary decisions based on "another CEO who may not be worth the $10,000,000. he or she is getting." The proxy statement discusses the consultant's role in relying upon compensation of peers.

The executive compensation feast not only includes entrees of salary and bonus, but adds appetizers, hors d'oeuvres, and desserts which include:

— Stock awards
— Stock Option grants
— Annual Performance Pay Plan
— Net Operating Value Added Plan
— Long-term Incentives
— Performance Unit Program
— Retirement and Savings Plans

— Elective Deferral Plan
— Benefit Restoration Plan
— Defined Benefit Pension Plan
— Health Care Insurance
— Country Club memberships
— Executive Financial Planning
— Security assessments at personal residence(s)
— Non-Equity Incentive Plan Compensation
— Restricted stock dividends
— Halliburton Political Action Committee (matching funds)
— Pension equalizer program
— Tax equalization payments
— Golden Parachutes

Nell Minow of The Corporate Library stated: "If the Board can't get the executive compensation right, its been shown it won't get anything else right either."

The proponent believes that "enough is enough" and that at HALLIBURTON "enough has become too much" and he would like to vote on this issue. If you agree, please vote "FOR" this proposal.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement of opposition is as follows:

The proposal asks for an advisory vote of stockholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices in the Compensation Discussion and Analysis.

The Compensation Committee Report is required by SEC rules, is submitted over the names of the Committee members, and addresses that the Committee:

- reviewed and discussed the Compensation Discussion and Analysis with Halliburton management; and
- based on such review and discussions, it recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement,

so it is hard to determine the purpose of an advisory vote on this SEC mandated disclosure.

Regarding the compensation policies and practices aspect of the proposal, Halliburton is aware that some stockholders are in favor of advisory votes on total compensation paid to company executives, but that is not what is proposed by Mr. Armstrong. As a result, the vote on the proposal will not provide the Board and the Compensation Committee with information concerning stockholders' thoughts on either Halliburton's executive compensation policies or the amount of compensation earned by executives.

If stockholders have concerns about compensation at Halliburton, those specific concerns are better directed to the Board as described on page 8 of this proxy statement. Further, our policies and practices regarding executive compensation remain unchanged from those described in last year's proxy statement for the 2009 annual meeting of stockholders. At the 2009 annual meeting, stockholders overwhelmingly approved amendments to our Stock and Incentive Plan under which we provide long-term incentives. These long-term incentives constitute the majority of our executives' compensation.

There are various bills pending before Congress that address advisory votes on compensation. If any of these bills are implemented, the resulting votes can be evaluated by our Board and Compensation Committee in the context of similar votes at other companies.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

††††††††

STOCKHOLDER PROPOSAL ON SPECIAL SHAREOWNER MEETINGS

(Item 6)

William Steiner, located at 112 Abbottsford Gate, Piermont, NY 10968, has notified Halliburton that he intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. His supporting statement for the resolution and the Board's statement in opposition are set forth below. As of November 6, 2009, Mr. Steiner beneficially owned 3,600 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 54%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY) and Motorola (MOT). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in Executive Pay — $20 million for David Lesar. Mr. Lesar received $8 million in non-equity incentive compensation (NEIC), when our company's stock price lost half of its value in a year. Although our company reported that Mr. Lesar exceeded his goals, shareholders had not yet benefited from Mr. Lesar exceeding his goals. Mr. Lesar also had very high all other compensation (AOC) — more than $1 million including $170,000 for personal trips by private-jet and $200,000 for charity.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent chairman. Shareholder proposals addressing all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Directors David Lesar, Landis Martin, Jay Precourt and Debra Reed were designated as "Flagged (Problem) Directors" by The Corporate Library due to their Halliburton stewardship when Halliburton units filed bankruptcy. These directors also held 4 seats on our key audit, nomination and executive pay committees. Landis Martin (also our Lead Director) and Jay Precourt received our most against-votes in 2009.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings — Yes on 6.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

In response to the proposal and a similar proposal voted on by stockholders at the 2009 annual meeting, the Board amended Halliburton's By-laws. The amended By-laws provide that a stockholder owning at least ten percent (10%) of the company's common stock or two or more stockholders owning in the aggregate at least twenty-five percent (25%) of the company's common stock can call a special meeting.

The Board does not believe it is appropriate for a group of holders of only 10% of our common stock to have an unlimited ability to call special meetings for any purpose at any time. If a group of holders of only 10% of our outstanding stock can call special meetings, this could enable stockholder activists or special interest groups to disrupt our operations with an agenda not in the best interests of Halliburton or its long-term stockholders. Special meetings also impose substantial costs on us. Preparing for stockholder meetings requires significant time and attention of the Board of Directors, members of senior management and numerous employees, diverting their attention from operating the company. Calling special meetings of stockholders is not a matter to be taken lightly, and special meetings should be used only to handle extraordinary events that cannot wait until the next annual meeting.

The Board thinks that the amended By-laws adopt appropriate thresholds for the calling of special meeting by stockholders.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

†††††††††

ADDITIONAL INFORMATION

Advance Notice Procedures

Under our By-laws, no business, including nominations of a person for election as a director, may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered notice to Halliburton (containing the information specified in the By-laws). To be timely, a stockholder's notice for matters to be brought before the Annual Meeting of Stockholders in 2011 must be delivered to or mailed and received at our principal executive office specified on page 1 of this proxy statement not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the 2010 Annual Meeting of Stockholders, or no later than February 18, 2011 and no earlier than January 19, 2011. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in Halliburton's proxy statement. This advance notice requirement does not preclude discussion by any stockholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Proxy Solicitation Costs

The proxies accompanying this proxy statement are being solicited by Halliburton. The cost of soliciting proxies will be borne by Halliburton. We have retained Georgeson Inc. to aid in the solicitation of proxies. For these services, we will pay Georgeson a fee of $13,000 and reimburse it for out-of-pocket disbursements and expenses. Officers and regular employees of Halliburton may solicit proxies personally, by telephone or other telecommunications with some stockholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers and others for their reasonable expenses in forwarding proxies and proxy material to beneficial owners of Halliburton's stock.

Stockholder Proposals for the 2011 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders in 2011 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by Halliburton's Vice President and Corporate Secretary at 3000 N. Sam Houston Parkway E., Bldg. J-4, Houston, TX 77032, no later than December 6, 2010. The 2011 Annual Meeting will be held on May 19, 2011.

OTHER MATTERS

As of the date of this proxy statement, we know of no other business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by stockholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors,



SHERRY D. WILLIAMS
Vice President and Corporate Secretary

April 5, 2010

CORPORATE GOVERNANCE GUIDELINES

Revised as of March 20, 2010

The Board has adopted these Guidelines to assist it in the exercise of its responsibilities. These Guidelines are reviewed annually by the Nominating and Corporate Governance Committee and revised, as appropriate.

I. GOVERNANCE RESPONSIBILITIES

The Board of Directors believes that the primary responsibility of the Directors is to provide effective governance over Halliburton's affairs for the benefit of its stockholders. That responsibility includes:

A. Evaluate the performance of the Chief Executive Officer and take appropriate action, including removal, when warranted. Specifically, the Board will:

1. In an executive session, each year, the Lead Director shall facilitate the discussion of the Board to evaluate the performance of the Chief Executive Officer. In evaluating the Chief Executive Officer, the outside Directors take into consideration the executive's performance in both qualitative and quantitative areas, including:

    a) Leadership and vision;

    b) Integrity;

    c) Keeping the Board informed on matters affecting Halliburton and its operating units;

    d) Performance of the business (including such measurements as total stockholder return and achievement of financial objectives and goals);

    e) Development and implementation of initiatives to provide long-term economic benefit to Halliburton;

    f) Accomplishment of strategic objectives; and

    g) Development of management.

    The Lead Director will communicate the evaluation to the Chief Executive Officer. The Compensation Committee will review the evaluation of the Chief Executive Officer in the course of its deliberations and before it provides a recommendation to the full Board of Directors for the Chief Executive Officer's Compensation for the upcoming year.

2. Set the Chief Executive Officer's compensation for the next year based upon a recommendation from the Compensation Committee.

B. Select, evaluate, and set the compensation of executive management of Halliburton.

C. Annually review and evaluate the succession plans and management development programs for all members of executive management, including the Chief Executive Officer. Specifically, the Board will oversee a Chief Executive Officer succession management process, which will:

1. Develop criteria for the CEO position that reflects Halliburton's business strategy;

2. Utilize a formal assessment process to evaluate CEO candidates;

3. Identify and develop internal candidates for the CEO position;

4. Ensure non-emergency CEO planning at least three (3) years before an expected transition;

5. Develop and maintain an emergency CEO succession plan;

6. Publish a report on succession planning to stockholders in Halliburton's annual proxy statement.

D. Conduct periodic review and approval of strategic and business plans and monitor corporate performance against such plans.

E. Review applicable laws and regulations; Halliburton maintenance of accounting, financial, disclosure, and other controls; and the adequacy of compliance systems and controls, and adopt policies to govern corporate conduct and compliance.

F. Review matters of corporate governance.

G. Conduct an annual evaluation of the overall effectiveness of the Board.

II. BOARD STRUCTURE:

A. *Chairman of the Board and Chief Executive Officer*: The Board believes that, under normal circumstances, the Chief Executive Officer of Halliburton should also serve as the Chairman of the Board. The Chairman of the Board and Chief Executive Officer is responsible to shareholders for the overall management and functioning of Halliburton.

B. *Lead Director*: The Lead Director is elected by and from the independent outside Directors. The Lead Director of the Board shall preside at each executive session of the outside Directors and, in his or her absence, the outside Directors shall select one of their number to preside. The Lead Director is responsible for periodically scheduling and conducting separate meetings and coordinating the activities of the outside Directors, providing input into agendas for Board meetings and performing various other duties as may be appropriate, including advising the Chairman of the Board.

C. *Director Independence*: the Nominating and Corporate Governance Committee will review the definition of independence and compliance with this policy periodically.

1. The Board believes that as a matter of policy two-thirds of the members of the Board should be independent Directors. In order to be independent, a Director cannot have a material relationship with Halliburton. A Director will be considered independent if he or she:

   a) has not been employed by Halliburton or its affiliate in the preceding three years and no member of the Director's immediate family has been employed as an executive officer of Halliburton or its affiliates in the preceding three years;

   b) has not received, and does not have an immediate family member that has received for service as an executive officer of Halliburton, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from Halliburton, other than director's fees, committee fees or pension or deferred compensation for prior service;

   c) (i) is not a current partner or employee of Halliburton's independent auditor and (ii) was not during the past three calendar years a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

   d) does not have an immediate family member who (i) is a current partner of Halliburton's independent auditor, (ii) is a current employee of Halliburton's independent auditor who personally works on Halliburton's audit and (iii) was during the past three calendar years, a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

   e) is not a current employee of a customer or supplier of Halliburton or its affiliates and does not have an immediate family member who is a current executive officer of such customer or supplier that made payments to, or received payments from, Halliburton or its affiliates in an amount which exceeds the greater of $1 million or 2% of such customer's or supplier's consolidated gross revenues within any of the preceding three years;

   f) has not been within the preceding three years part of an interlocking directorate in which the Chief Executive Officer or another executive officer of Halliburton serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

2. All Directors complete independence questionnaires at least annually and the Board makes determinations of the independence of its members.

D. *Employee Directors*: The Board believes that employee Directors should number not more than two (2). While this number is not an absolute limitation, other than the Chief Executive Officer, who should at all times be a member of the Board, employee Directors should be limited only to those officers whose positions or potential make it appropriate for them to sit on the Board.

E. *Size of the Board*: The Board believes that, optimally, the Board should number between ten (10) and fourteen (14) members. The By-laws prescribe that the number of Directors will not be less than eight (8) nor more than twenty (20).

F. *Service of Former CEOs and Other Former Employees on the Board*: Employee Directors shall retire from the Board at the time of their retirement as an employee unless continued service as a Director is requested and approved by the Board.

G. *Annual Election of All Directors*: As provided in Halliburton's By-laws, all Directors are elected annually by the majority of votes cast, unless the number of nominees exceeds the number of Directors to be elected, in which event the Directors shall be elected by a plurality vote. Should a Director's principal title change during the year, he or she must submit a letter of Board resignation to the Chairman of the Nominating and Corporate Governance Committee who, with the full Committee, shall have the discretion to accept or reject the resignation.

H. *Process for the Selection of New Directors*: The Board is responsible for filling Board vacancies that may occur between annual meetings of stockholders. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Corporate Secretary, as described in our proxy statement. The Nominating and Corporate Governance Committee also considers whether to nominate persons put forward by stockholders pursuant to Halliburton's By-laws relating to stockholder nominations, Section 6.

When it is necessary to add a Director to the Board, the Nominating and Corporate Governance Committee, in consultation with the Board, determines the specific criteria for a new Director candidate. After the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines the appropriate method to evaluate the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed in item I below. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience, and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. One or more members of the Committee and others as appropriate perform candidate interviews. Once the evaluation and interview are completed, the Committee recommends to the Board of Directors which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

I. *Board Membership Criteria*: Candidates nominated for election or reelection to the Board of Directors should possess the following qualifications:

1. Personal characteristics:

   a) Highest personal and professional ethics, integrity and values;

   b) An inquiring and independent mind; and

   c) Practical wisdom and mature judgment.

2. Broad training and experience at the policy-making level in business, government, education or technology.

3. Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained.

4. Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership.

5. Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations.

6. Willingness to represent the best interests of all stockholders and objectively appraise management performance.

7. Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Board annually evaluates nominees for election and reelection to ensure they meet the above criteria.

J. *Diversity*: The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria as deemed necessary. Personal experience and background, race, gender, age and nationality are reviewed for the Board as a whole, and diversity in these factors may be taken into account in considering individual candidates.

K. *Director Tenure*: The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, will perform an annual review of each Director's continuation on the Board in making its recommendation to the Board concerning his or her nomination for election or reelection as a Director. As a condition to being nominated by the Board for continued service as a Director, each incumbent Director nominee shall sign and deliver to the Board an irrevocable letter of resignation, in a form satisfactory to the Board. For any Director nominee who fails to be elected by a majority of votes cast, where Directors are elected by majority vote, his or her irrevocable letter of resignation will be deemed tendered on the date the election results are certified. The resignation letter is limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election where Directors are elected by majority vote. Such resignation shall only be effective upon acceptance by the Board of Directors. Each non-incumbent Director nominee shall agree upon his or her election as a Director to sign and deliver to the Board such irrevocable letter of resignation. Further, the Board shall fill vacancies and new directorships only with candidates who agree to tender a letter of resignation as described above, promptly following their appointment as a Director. The Board's expectation is that any Director whose resignation has been tendered as described in this section will abstain from participation in both the Nominating and Corporate Governance Committee's consideration of the resignation, if they are a member of that committee, and the Board's decision regarding the resignation. There are no term limits on Directors' service, other than mandatory retirement.

L. *Director Retirement*: It is the policy of the Board that each outside Director shall retire from the Board immediately prior to the annual meeting of stockholders following his or her seventy-second (72nd) birthday. Employee Directors shall retire at the time of their retirement from employment with Halliburton unless the Board approves continued service as a Director.

M. *Director Compensation Review*: It is appropriate for executive management of Halliburton, assisted by an independent compensation consultant, to report periodically to the Nominating and Corporate Governance Committee on the status of Halliburton's Director compensation practices in relation to other companies of comparable size and Halliburton's competitors.

N. *Changes to Director Compensation*: Changes in Director compensation, if any, should come upon the recommendation of the Nominating and Corporate Governance Committee, but with full discussion and concurrence by the Board.

O. *Form and Amount of Director Compensation*: The Nominating and Corporate Governance Committee annually reviews the competitiveness of Halliburton's Director compensation practices. In doing so, the Committee, with the assistance of an independent compensation consultant, compares Halliburton's practices with those of its comparator group, which includes both peer and general industry companies. Specific components reviewed include: cash compensation, equity compensation, benefits, and perquisites. Information is gathered directly from published proxy statements of comparator group companies. Additionally, the Committee utilizes external market data gathered from a variety of survey sources to serve as a reference point against a broader group of companies. Determinations as to the form and amount of Director compensation are based on Halliburton's competitive position resulting from this review.

P. *Annual Meeting Attendance*: It is the policy of the Board that all Directors attend the Annual Meeting of Stockholders and Halliburton's annual proxy statement shall state the number of Directors who attended the prior year's Annual Meeting.

III. OPERATION OF THE BOARD MEETINGS

A. *Executive Sessions of Outside Directors*: During each regular Board meeting, the outside Directors meet in scheduled executive sessions, presided over by the Lead Director.

B. *Frequency of Board Meetings*: The Board has five regularly scheduled meetings per year. Special meetings are called as necessary. It is the responsibility of the Directors to attend the meetings. Director attendance is evaluated as part of the annual Director assessment process.

C. *Attendance of Non-Directors at Board Meetings*: The Chief Financial Officer and the General Counsel will be present during Board meetings, except where there is a specific reason for one or both of them to be excluded. In addition, the Chairman of the Board may invite one or more members of management to be in regular attendance at Board meetings and may include other officers and employees from time to time as appropriate to the circumstances.

D. *Board Access to Management*: Directors have open access to Halliburton's management. In addition, members of Halliburton's executive management routinely attend Board and Committee meetings and they and other managers frequently brief the Board and the Committees on particular topics. The Board encourages executive management to bring managers into Board or Committee meetings and other scheduled events who (i) can provide additional insight into matters being considered or (ii) represent managers with future potential whom executive management believe should be given exposure to the members of the Board.

E. *Board Access to Independent Advisors*: The Board has the authority to retain, set terms of engagement, and dismiss such independent advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

F. *Conflicts of Interest*: If an actual or potential conflict of interest develops because of significant dealings or competition between Halliburton and a business with which the Director is affiliated, the Director should report the matter immediately to the Chairman of the Board for evaluation by the Board. A significant conflict must be resolved or the Director should resign. If a Director has a personal interest in a matter before the Board, the Director shall disclose the interest to the full Board and excuse him or herself from participation in the discussion and shall not vote on the matter.

G. *Strategic and Business Planning*: Strategic and business plans will be reviewed annually at one of the Board's regularly scheduled meetings.

H. *Agenda Items for Board Meetings*: The Chairman of the Board and Chief Executive Officer prepares a draft agenda for each Board meeting and the agenda and meeting schedule are submitted to the Lead Director for approval. The other Board members may suggest items for inclusion on the agenda and each Director may also raise at any Board meeting, subjects that are not on the agenda.

I. *Board/Committee Forward Calendars*: A forward calendar of matters requiring recurring and focused attention by the Board and each Committee will be prepared and distributed prior to the beginning of each calendar year in order to ensure that all required actions are taken in a timely manner and are given adequate consideration. The Board or Committee shall annually review the recurring events calendars and may change or revise them as deemed appropriate.

J. *Advance Review of Meeting Materials*: In advance of each Board or Committee meeting, a proposed agenda will be distributed to each Director. In addition, to the extent feasible or appropriate, information and data important to the Directors' understanding of the matters to be considered, including background summaries and presentations to be made at the meeting, will be distributed in advance of the meeting. The Lead Director approves information distributed to the Directors. Directors also routinely receive monthly financial statements, earnings reports, press releases, analyst reports and other information designed to keep them informed of the material aspects of Halliburton's business, performance, and prospects. It is each Director's responsibility to review the meeting materials and other information provided by Halliburton.

IV. COMMITTEES OF THE BOARD

A. *Number and Types of Committees*: A substantial portion of the analysis and work of the Board is done by standing Board Committees. A Director is expected to participate actively in the meetings of each Committee to which he or she is appointed.

B. *Standing Committees*: The Board has established the following standing Committees: Audit, Compensation, Health, Safety and Environment, and Nominating and Corporate Governance. Each Committee's charter is to be reviewed annually by the Committee and the Board.

C. *Composition of Committees*: It is the policy of the Board that only outside Directors serve on Board Committees. Further, only independent Directors serve on the Audit; Compensation; and the Nominating and Corporate Governance Committees.

D. *Interlocking Directorates*: A Director who is part of an interlocking directorate (i.e., one in which the Chief Executive Officer or another Halliburton executive officer serves on the board of another corporation that employs the Director) may not serve on the Compensation Committee. The composition of the Board Committees will be reviewed annually to ensure that each of its members meet the criteria set forth in applicable SEC, NYSE, and IRS rules and regulations.

E. *Committee Rotation*: The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, recommends annually to the Board the membership of the various Committees and their Chairmen and the Board approves the Committee assignments. In making its recommendations to the Board, the Nominating and Corporate Governance Committee takes into consideration the need for continuity, subject matter expertise, applicable SEC, IRS, or NYSE requirements, tenure, and the desires of individual Board members.

F. *Frequency and Length of Committee Meetings*: Each Committee shall meet as frequently and for such length of time as may be required to carry out its assigned duties and responsibilities. The schedule for regular meetings of the Board and Committees for each year is submitted and approved by the Board in advance. In addition, the Chairman of a Committee may call a special meeting at any time if deemed advisable.

G. *Committee Agendas/Reports to the Board*: Members of management and staff will prepare draft agenda and related background information for each Committee meeting which, to the extent desired by the relevant Committee Chairman, will be reviewed and approved by the Committee Chairman in advance of distribution to the other members of the Committee. A forward calendar of recurring topics to be discussed during the year will be prepared for each Committee and furnished to all Directors. Each Committee member is free to suggest items for inclusion on the agenda and to raise at any Committee meeting subjects that are not on the agenda for that meeting.

Reports on each Committee meeting are made to the full Board. All Directors are furnished copies of each Committee's minutes.

V. OTHER BOARD PRACTICES

A. *Director Orientation and Continuing Education*: An orientation program has been developed for new Directors which includes comprehensive information about Halliburton's business and operations; general information about the Board and its Committees, including a summary of Director compensation and benefits; and a review of Director duties and responsibilities. Halliburton provides annual continuing education courses on business unit product and service line operations.

B. *Board Interaction with Institutional Investors and Other Stakeholders*: The Board believes that it is executive management's responsibility to speak for Halliburton. Individual Board members may, from time to time, meet or otherwise communicate with outside constituencies that are involved with Halliburton. In those instances, however, it is expected that Directors will do so only with the knowledge of executive management and, absent unusual circumstances, only at the request of executive management.

C. *Stockholder Communications with Directors*: To foster better communication with Halliburton's stockholders, Halliburton established a process for stockholders to communicate with the Audit Committee and the Board of Directors. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE, and the SEC. The methods of communication with the Board include mail (Board of Directors c/o Director of Business Conduct, Halliburton Company, P.O. Box 42806, Houston, Texas 77242-2806, USA), a dedicated telephone number (888-312-2692 or 770-613-6348) and an e-mail address (BoardofDirectors@halliburton.com). Information regarding these methods of communication is also on Halliburton's website, www.halliburton.com, under "Corporate Governance".

   Halliburton's Director of Business Conduct, a Company employee, reviews all stockholder communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and communications addressed to a named Director are promptly sent to the Director. A report summarizing all communications is sent to each Director quarterly and copies of communications are available for review by any Director.

D. *Periodic Review of these Guidelines*: The operation of the Board of Directors is a dynamic and evolving process. Accordingly, the Nominating and Corporate Governance Committee will review these Guidelines periodically and any recommended revisions will be submitted to the full Board for consideration and approval.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______
Commission File Number 001-03492

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**75-2677995** (I.R.S. Employer Identification No.)

3000 North Sam Houston Parkway East
Houston, Texas 77032
(Address of principal executive offices)
Telephone Number – Area code (281) 871-2699

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $2.50 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __X__ No______

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes _______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No______

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __X__ No______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______No __X__

The aggregate market value of Common Stock held by nonaffiliates on June 30, 2009, determined using the per share closing price on the New York Stock Exchange Composite tape of $20.70 on that date was approximately $18,573,000,000.

As of February 12, 2010, there were 905,090,232 shares of Halliburton Company Common Stock, $2.50 par value per share, outstanding.

Portions of the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 001-03492) are incorporated by reference into Part III of this report.

HALLIBURTON COMPANY
Index to Form 10-K
For the Year Ended December 31, 2009

PART I

Item 1. Business.

General description of business

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We provide a variety of services and products to customers in the energy industry related to the exploration, development, and production of oil and natural gas. We serve major, national, and independent oil and natural gas companies throughout the world and operate under two divisions, which form the basis for the two operating segments we report: the Completion and Production segment and the Drilling and Evaluation segment. See Note 2 to the consolidated financial statements for further financial information related to each of our business segments and a description of the services and products provided by each segment.

Business strategy

Our business strategy is to secure a distinct and sustainable competitive position as an oilfield service company by delivering products and services to our customers that maximize their production and recovery and realize proven reserves from difficult environments. Our objectives are to:

- create a balanced portfolio of products and services supported by global infrastructure and anchored by technology innovation with a well-integrated digital strategy to further differentiate our company;
- reach a distinguished level of operational excellence that reduces costs and creates real value from everything we do;
- preserve a dynamic workforce by being a preferred employer to attract, develop, and retain the best global talent; and
- uphold the ethical and business standards of the company and maintain the highest standards of health, safety, and environmental performance.

Markets and competition

We are one of the world's largest diversified energy services companies. Our services and products are sold in highly competitive markets throughout the world. Competitive factors impacting sales of our services and products include:

- price;
- service delivery (including the ability to deliver services and products on an "as needed, where needed" basis);
- health, safety, and environmental standards and practices;
- service quality;
- global talent retention;
- understanding of the geological characteristics of the hydrocarbon reservoir;
- product quality;
- warranty; and
- technical proficiency.

We conduct business worldwide in approximately 70 countries. The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. In 2009, based on the location of services provided and products sold, 36% of our consolidated revenue was from the United States. In 2008 and 2007, 43% and 44% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our consolidated revenue during these periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Environment and Results of Operations" and Note 2 to the consolidated financial statements for additional financial information about geographic operations in the last three years. Because the markets for our services and products are vast and cross numerous geographic lines, a meaningful estimate of the total number of competitors cannot be made. The industries we serve are highly competitive, and we have many substantial competitors. Largely, all of our services and products are marketed through our servicing and sales organizations.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, expropriation or other governmental actions, exchange control problems, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to the conduct of our operations taken as a whole.

Information regarding our exposure to foreign currency fluctuations, risk concentration, and financial instruments used to minimize risk is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk" and in Note 12 to the consolidated financial statements.

Customers

Our revenue from continuing operations during the past three years was derived from the sale of services and products to the energy industry. No customer represented more than 10% of consolidated revenue in any period presented.

Raw materials

Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply of certain raw materials, such as sand, cement, and specialty metals. We are always seeking ways to ensure the availability of resources, as well as manage costs of raw materials. Our procurement department is using our size and buying power through several programs designed to ensure that we have access to key materials at competitive prices.

Research and development costs

We maintain an active research and development program. The program improves existing products and processes, develops new products and processes, and improves engineering standards and practices that serve the changing needs of our customers, such as those related to high pressure/high temperature environments. Our expenditures for research and development activities were $325 million in 2009, $326 million in 2008, and $301 million in 2007, of which over 96% was company-sponsored in each year.

Patents

We own a large number of patents and have pending a substantial number of patent applications covering various products and processes. We are also licensed to utilize patents owned by others. We do not consider any particular patent to be material to our business operations.

Seasonality

Weather and natural phenomena can temporarily affect the performance of our services, but the widespread geographical locations of our operations serve to mitigate those effects. Examples of how weather can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on natural gas storage levels and drilling activity for natural gas;
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions;
- typhoons and hurricanes can disrupt coastal and offshore operations; and
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia.

In addition, due to higher spending near the end of the year by customers for software and completion tools and services, software and asset solutions and completion tools results of operations are generally stronger in the fourth quarter of the year than at the beginning of the year.

Employees

At December 31, 2009, we employed approximately 51,000 people worldwide compared to approximately 57,000 at December 31, 2008. At December 31, 2009, approximately 20% of our employees were subject to collective bargaining agreements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

Environmental regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. For further information related to environmental matters and regulation, see Note 8 to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors" under the subheadings "Customers and Business—Environmental requirements."

Working capital

We fund our business operations through a combination of available cash and equivalents, short-term investments, and cash flow generated from operations. In addition, our revolving credit facility is available for additional working capital needs.

Web site access

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site at www.halliburton.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the Securities and Exchange Commission (SEC). The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov. We have posted on our web site our Code of Business Conduct, which applies to all of our employees and Directors and serves as a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions. Any amendments to our Code of Business Conduct or any waivers from provisions of our Code of Business Conduct granted to the specified officers above are disclosed on our web site within four business days after the date of any amendment or waiver pertaining to these officers. There have been no waivers from provisions of our Code of Business Conduct for the years 2009, 2008, or 2007.

Executive Officers of the Registrant

The following table indicates the names and ages of the executive officers of Halliburton Company as of February 12, 2010, including all offices and positions held by each in the past five years:

	Name and Age	Offices Held and Term of Office
	Evelyn M. Angelle (Age 42)	Vice President, Corporate Controller, and Principal Accounting Officer of Halliburton Company, since January 2008 Vice President, Operations Finance of Halliburton Company, December 2007 to January 2008 Vice President, Investor Relations of Halliburton Company, April 2005 to November 2007 Assistant Controller of Halliburton Company, April 2003 to March 2005
	James S. Brown (Age 55)	President, Western Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Western Hemisphere of Halliburton Company, June 2006 to December 2007 Senior Vice President, United States Region of Halliburton Company, December 2003 to June 2006
*	Albert O. Cornelison, Jr. (Age 60)	Executive Vice President and General Counsel of Halliburton Company, since December 2002
	David S. King (Age 53)	President, Completion and Production Division of Halliburton Company, since January 2008 Senior Vice President, Completion and Production Division of Halliburton Company, July 2007 to December 2007 Senior Vice President, Production Optimization of Halliburton Company, January 2007 to July 2007 Senior Vice President, Eastern Hemisphere of Halliburton Energy Services Group, July 2006 to December 2006 Senior Vice President, Global Operations of Halliburton Energy Services Group, July 2004 to July 2006
*	David J. Lesar (Age 56)	Chairman of the Board, President, and Chief Executive Officer of Halliburton Company, since August 2000

Name and Age	Offices Held and Term of Office
Ahmed H. M. Lotfy (Age 55)	President, Eastern Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Eastern Hemisphere of Halliburton Company, January 2007 to December 2007 Vice President, Africa Region of Halliburton Company, January 2005 to December 2006
* Mark A. McCollum (Age 50)	Executive Vice President and Chief Financial Officer of Halliburton Company, since January 2008 Senior Vice President and Chief Accounting Officer of Halliburton Company, August 2003 to December 2007
Craig W. Nunez (Age 48)	Senior Vice President and Treasurer of Halliburton Company, since January 2007 Vice President and Treasurer of Halliburton Company, February 2006 to January 2007 Treasurer of Colonial Pipeline Company, November 1999 to January 2006
* Lawrence J. Pope (Age 41)	Executive Vice President of Administration and Chief Human Resources Officer of Halliburton Company, since January 2008 Vice President, Human Resources and Administration of Halliburton Company, January 2006 to December 2007 Senior Vice President, Administration of Kellogg Brown & Root, Inc., August 2004 to January 2006
* Timothy J. Probert (Age 58)	President, Global Business Lines and Corporate Development of Halliburton Company, since January 2010 President, Drilling and Evaluation Division and Corporate Development of Halliburton Company, March 2009 to December 2009 Executive Vice President, Strategy and Corporate Development of Halliburton Company, January 2008 to March 2009 Senior Vice President, Drilling and Evaluation of Halliburton Company, July 2007 to December 2007 Senior Vice President, Drilling and Evaluation and Digital Solutions of Halliburton Company, May 2006 to July 2007 Vice President, Drilling and Formation Evaluation of Halliburton Company, January 2003 to May 2006

* Members of the Policy Committee of the registrant.

There are no family relationships between the executive officers of the registrant or between any director and any executive officer of the registrant.

Item 1(a). Risk Factors.

Information related to risk factors is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Information and Risk Factors."

Item 1(b). Unresolved Staff Comments.

None.

Item 2. Properties.

We own or lease numerous properties in domestic and foreign locations. The following locations represent our major facilities and corporate offices.

Location	Owned/Leased	Description
Completion and Production segment:		
Arbroath, United Kingdom	Owned	Manufacturing facility
Johor, Malaysia	Leased	Manufacturing facility
Monterrey, Mexico	Leased	Manufacturing facility
Sao Jose dos Campos, Brazil	Leased	Manufacturing facility
Stavanger, Norway	Leased	Research and development laboratory
Drilling and Evaluation segment:		
Alvarado, Texas	Owned/Leased	Manufacturing facility
Nisku, Canada	Owned	Manufacturing facility
Singapore	Leased	Manufacturing and technology facility
The Woodlands, Texas	Leased	Manufacturing facility
Shared/corporate facilities:		
Carrollton, Texas	Owned	Manufacturing facility
Dubai, United Arab Emirates	Leased	Corporate executive offices
Duncan, Oklahoma	Owned	Manufacturing, technology, and campus facilities
Houston, Texas	Owned	Corporate executive offices, manufacturing, technology, and campus facilities
Houston, Texas	Owned	Campus facility
Houston, Texas	Leased	Campus facility
Pune, India	Leased	Technology facility

All of our owned properties are unencumbered.

In addition, we have 133 international and 103 United States field camps from which we deliver our services and products. We also have numerous small facilities that include sales offices, project offices, and bulk storage facilities throughout the world.

We believe all properties that we currently occupy are suitable for their intended use.

Item 3. Legal Proceedings.

Information related to various commitments and contingencies is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Information and Risk Factors" and in Note 8 to the consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the fourth quarter of 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Halliburton Company's common stock is traded on the New York Stock Exchange. Information related to the high and low market prices of common stock and quarterly dividend payments is included under the caption "Quarterly Data and Market Price Information" on page 87 of this annual report. Cash dividends on common stock in the amount of $0.09 per share were paid in March, June, September, and December of 2009 and 2008. Our Board of Directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, general financial condition and liquidity, success in business activities, capital requirements, and general business conditions.

The following graph and table compare total shareholder return on our common stock for the five-year period ended December 31, 2009, with the Standard & Poor's 500 Stock Index and the Standard & Poor's Energy Composite Index over the same period. This comparison assumes the investment of $100 on December 31, 2004, and the reinvestment of all dividends. The shareholder return set forth is not necessarily indicative of future performance.


Halliburton
S&P 500
S&P Energy
250
200
150
100
50
0
12/04
12/05
12/06
12/07
12/08
12/09

	December 31					
	2004	2005	2006	2007	2008	2009
Halliburton	$100.00	$159.46	$161.23	$198.84	$96.52	$162.37
Standard & Poor's 500 Stock Index	100.00	104.91	121.48	128.16	80.74	102.11
Standard & Poor's Energy Composite Index	100.00	131.37	163.16	219.30	142.83	162.57

At February 12, 2010, there were 18,101 shareholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

Following is a summary of repurchases of our common stock during the three-month period ended December 31, 2009.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1-31	36,895	$ 28.10	–
November 1-30	39,386	$ 30.18	–
December 1-31	73,920	$ 28.43	–
Total	150,201	$ 28.81	–

(a) All of the 150,201 shares purchased during the three-month period ended December 31, 2009 were acquired from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting in restricted stock grants. These shares were not part of a publicly announced program to purchase common shares.

Item 6. Selected Financial Data.

Information related to selected financial data is included on page 86 of this annual report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Information related to Management's Discussion and Analysis of Financial Condition and Results of Operations is included on pages 10 through 45 of this annual report.

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk.

Information related to market risk is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk" on page 33 of this annual report.

Item 8. Financial Statements and Supplementary Data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9(a). Controls and Procedures.

In accordance with the Securities Exchange Act of 1934 Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See page 46 for Management's Report on Internal Control Over Financial Reporting and page 47 for Report of Independent Registered Public Accounting Firm on its assessment of our internal control over financial reporting.

Item 9(b). Other Information.

None.

HALLIBURTON COMPANY
Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Organization

We are a leading provider of products and services to the energy industry. We serve the upstream oil and natural gas industry throughout the lifecycle of the reservoir, from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Activity levels within our operations are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and natural gas companies. We report our results under two segments, Completion and Production and Drilling and Evaluation:

- our Completion and Production segment delivers cementing, stimulation, intervention, and completion services. The segment consists of production enhancement services, completion tools and services, and cementing services; and
- our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, and optimize their well construction activities. The segment consists of fluid services, drilling services, drill bits, wireline and perforating services, testing and subsea, software and asset solutions, and integrated project management services.

The business operations of our segments are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. We have significant manufacturing operations in various locations, including, but not limited to, the United States, Canada, the United Kingdom, Malaysia, Mexico, Brazil, and Singapore. With approximately 51,000 employees, we operate in approximately 70 countries around the world, and our corporate headquarters are in Houston, Texas and Dubai, United Arab Emirates.

Financial results

During 2009, we produced revenue of $14.7 billion and operating income of $2 billion, reflecting an operating margin of 14%. Revenue decreased $3.6 billion or 20% from 2008, while operating income decreased $2 billion or 50% from 2008. These decreases were caused by a significant decline in our customers' capital spending as a result of the global recession and its impact on commodity prices, which resulted in lower activity, lower pricing, and severe margin contraction.

Business outlook

We continue to believe in the strength of the long-term fundamentals of our business. However, due to the financial crisis that developed in mid-2008, the ensuing negative impact on credit availability and industry activity, and the current excess supply of oil and natural gas, the near-term outlook for our business and the industry remains uncertain. Forecasting the depth and length of the current cycle is challenging as it is different from past cycles due to the overlay of the financial crisis in combination with broad demand weakness.

In North America, the industry experienced an unprecedented decline in drilling activity during 2009 as rig counts declined approximately 43% from 2008 highs. This decline, coupled with natural gas storage levels reaching record levels, resulted in severe margin contraction in 2009. During the fourth quarter of 2009, we saw some rebound in rig activity as conditions began to improve with positive seasonal withdrawals from natural gas storage. With the trend toward increasing levels of service intensity, our equipment utilization is improving, and prices are stabilizing across many areas. However, this rebound will require a sustained increase in natural gas drilling activity. In order for this to occur, we believe it will be important that North America exits the winter heating season with storage levels in line with historical averages and there is increased recovery in industrial demand.

Outside of North America, 2009 rig count declined approximately 8% from 2008 highs. Margins declined throughout 2009, and we have not yet felt the full impact of pricing concessions that were renegotiated during last year's contract retendering process. As such, we believe margins will continue to be under pressure in 2010. We also believe that 2010 may be a period of transition for this market. Oil supply/demand fundamentals are showing some improvement as weak hydrocarbon demand shows signs of recovery, but the timing of reinvestment remains uneven across geographies and customers. Operators remain flexible in their spending patterns and continue to be heavily focused on restraining oilfield price and cost inflation.

Our operating performance and business outlook are described in more detail in "Business Environment and Results of Operations."

Financial markets, liquidity, and capital resources

Since mid-2008, the global financial markets have been volatile. While this has created additional risks for our business, we believe we have invested our cash balances conservatively and secured sufficient financing to help mitigate any near-term negative impact on our operations. To provide additional liquidity and flexibility in the current environment, we issued $2 billion in senior notes during the first quarter of 2009 and invested $1.5 billion in United States Treasury securities during the second quarter of 2009. For additional information, see "Liquidity and Capital Resources," "Risk Factors," "Business Environment and Results of Operations," and Notes 6 and 12 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

We ended 2009 with cash and equivalents of $2.1 billion compared to $1.1 billion at December 31, 2008. We also held $1.3 billion of short-term, United States Treasury securities at December 31, 2009.

Significant sources of cash

Cash flows from operating activities contributed $2.4 billion to cash in 2009. Our focus on managing working capital levels during the year helped to offset the significant reduction in income during 2009.

In March 2009, we issued $1 billion of 6.15% senior notes due 2019 and $1 billion of 7.45% senior notes due 2039.

In 2009, we sold approximately $300 million of United States Treasury securities.

We received payments of $90 million for our asbestos-related insurance settlements during 2009.

Further available sources of cash. We have an unsecured $1.2 billion, five-year revolving credit facility to provide commercial paper support, general working capital, and credit for other corporate purposes. There were no cash drawings under the facility as of December 31, 2009. In addition, we have $1.3 billion in United States Treasury securities that will be maturing at various dates through September 2010.

Significant uses of cash

Capital expenditures were $1.9 billion in 2009 and were predominantly made in the production enhancement, drilling services, wireline and perforating, and cementing product service lines.

During 2009, we purchased approximately $1.6 billion in United States Treasury securities, with varying maturity dates.

We paid $417 million to the Department of Justice (DOJ) and Securities and Exchange Commission (SEC) in 2009 related to the settlements with them and under the indemnity provided to KBR, Inc. (KBR) upon separation.

We paid $324 million in dividends to our shareholders in 2009.

We contributed $99 million to fund our defined benefit plans in 2009.

Future uses of cash. Capital spending for 2010 is expected to be approximately $2.0 billion. The capital expenditures plan for 2010 is primarily directed toward our production enhancement, drilling services, wireline and perforating, and cementing product service lines and toward retiring old equipment to replace it with new equipment to improve our fleet reliability and efficiency. We are currently exploring opportunities for acquisitions that will enhance or augment our current portfolio of products and services, including those with unique technologies or distribution networks in areas where we do not already have large operations.

We currently intend to retire our $750 million principal amount of 5.5% senior notes at maturity in October 2010 with available cash and equivalents.

As a result of the resolution of the DOJ and SEC Foreign Corrupt Practices Act (FCPA) investigations, we will pay a total of $142 million in equal installments over the next three quarters for the settlement with the DOJ and under the indemnity provided to KBR upon separation. See Notes 7 and 8 to our consolidated financial statements for more information.

Subject to Board of Directors approval, we expect to pay quarterly dividends of approximately $80 million during 2010. We also have approximately $1.8 billion remaining available under our share repurchase authorization, which may be used for open market share purchases.

The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2009:

	Payments Due						
Millions of dollars	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt	$ 750	$ –	$ –	$ –	$ –	$ 3,824	$ 4,574
Interest on debt (a)	304	263	263	262	262	5,622	6,976
Operating leases	149	112	70	42	29	142	544
Purchase obligations (b)	1,022	72	39	15	2	6	1,156
Pension funding obligations (c)	38	–	–	–	–	–	38
DOJ and SEC settlement and indemnity	142	–	–	–	–	–	142
Other long-term liabilities	9	9	9	9	–	–	36
Total	$ 2,414	$ 456	$ 381	$ 328	$ 293	$ 9,594	$ 13,466

(a) Interest on debt includes 87 years of interest on $300 million of debentures at 7.6% interest that become due in 2096.

(b) Primarily represents certain purchase orders for goods and services utilized in the ordinary course of our business.

(c) Amount based on assumptions that are subject to change. Also, we may choose to make additional discretionary contributions. We are currently not able to reasonably estimate our contributions for years after 2010. See Note 13 to the consolidated financial statements for further information regarding pension contributions.

We had $292 million of gross unrecognized tax benefits at December 31, 2009, of which we estimate $43 million may require a cash payment. We estimate that $12 million of the total $43 million may be settled within the next 12 months, although the amounts are not agreed with tax authorities. We are not able to reasonably estimate in which future periods the remaining amounts will ultimately be settled and paid.

Other factors affecting liquidity

Letters of credit. In the normal course of business, we have agreements with financial institutions under which approximately $1.8 billion of letters of credit, bank guarantees, or surety bonds were outstanding as of December 31, 2009, including $380 million of surety bonds related to Venezuela. In addition, $390 million of the total $1.8 billion relates to KBR letters of credit, bank guarantees, or surety bonds that are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Financial position in current market. Our $2.1 billion of cash and equivalents and $1.3 billion in investments in marketable securities as of December 31, 2009 provide sufficient liquidity and flexibility, given the current market environment. Our debt maturities extend over a long period of time. We currently have a total of $1.2 billion of committed bank credit under our revolving credit facility to support our operations and any commercial paper we may issue in the future. We have no financial covenants or material adverse change provisions in our bank agreements. Currently, there are no borrowings under the revolving credit facility. Although a portion of earnings from our foreign subsidiaries is reinvested overseas indefinitely, we do not consider this to have a significant impact on our liquidity.

In addition, we manage our cash investments by investing principally in United States Treasury securities and repurchase agreements collateralized by United States Treasury securities.

Credit ratings. Credit ratings for our long-term debt remain A2 with Moody's Investors Service and A with Standard & Poor's. The credit ratings on our short-term debt remain P-1 with Moody's Investors Service and A-1 with Standard & Poor's.

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer's cash flow from operations and their access to the credit markets. For example, we have seen a delay in receiving payment on our receivables from one of our primary customers in Venezuela. However, during the fourth quarter of 2009, we reached a settlement with this customer and received payment on approximately one-third of our outstanding receivables. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

We operate in approximately 70 countries throughout the world to provide a comprehensive range of discrete and integrated services and products to the energy industry. The majority of our consolidated revenue is derived from the sale of services and products to major, national, and independent oil and natural gas companies worldwide. We serve the upstream oil and natural gas industry throughout the lifecycle of the reservoir, from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production throughout the life of the field. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. The industries we serve are highly competitive with many substantial competitors in each segment. In 2009, based upon the location of the services provided and products sold, 36% of our consolidated revenue was from the United States. In 2008, 43% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our revenue during these periods.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, force majeure, war or other armed conflict, expropriation or other governmental actions, inflation, exchange control problems, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be materially adverse to our consolidated results of operations.

Activity levels within our business segments are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and natural gas companies. Also impacting our activity is the status of the global economy, which impacts oil and natural gas consumption. See "Risk Factors—Worldwide recession and effect on exploration and production activity" for further information related to the effect of the current recession.

Some of the more significant barometers of current and future spending levels of oil and natural gas companies are oil and natural gas prices, the world economy, the availability of credit, and global stability, which together drive worldwide drilling activity. Our financial performance is significantly affected by oil and natural gas prices and worldwide rig activity, which are summarized in the following tables.

This table shows the average oil and natural gas prices for West Texas Intermediate (WTI), United Kingdom Brent crude oil, and Henry Hub natural gas:

Average Oil Prices (dollars per barrel)	2009	2008	2007
West Texas Intermediate	$ 61.65	$ 99.37	$ 71.91
United Kingdom Brent	$ 61.49	$ 96.86	$ 72.21

Average United States Gas Prices (dollars per thousand cubic feet, or mcf)			
Henry Hub	$ 4.06	$ 9.13	$ 7.18

The historical yearly average rig counts based on the Baker Hughes Incorporated rig count information were as follows:

Land vs. Offshore	2009	2008	2007
United States:			
Land	1,042	1,812	1,694
Offshore (incl. Gulf of Mexico)	44	65	73
Total	1,086	1,877	1,767
Canada:			
Land	220	378	341
Offshore	1	1	3
Total	221	379	344
International (excluding Canada):			
Land	722	784	719
Offshore	275	295	287
Total	997	1,079	1,006
Worldwide total	2,304	3,335	3,117
Land total	1,984	2,974	2,754
Offshore total	320	361	363

Oil vs. Natural Gas	2009	2008	2007
United States (incl. Gulf of Mexico):			
Oil	282	384	300
Natural Gas	804	1,493	1,467
Total	1,086	1,877	1,767
Canada:			
Oil	102	160	128
Natural Gas	119	219	216
Total	221	379	344
International (excluding Canada):			
Oil	776	825	776
Natural Gas	221	254	230
Total	997	1,079	1,006
Worldwide total	2,304	3,335	3,117
Oil total	1,160	1,369	1,204
Natural Gas total	1,144	1,966	1,913

Our customers' cash flows, in most instances, depend upon the revenue they generate from the sale of oil and natural gas. Lower oil and natural gas prices usually translate into lower exploration and production budgets. The opposite is true for higher oil and natural gas prices.

WTI oil spot prices fell from a high of approximately $145 per barrel in July 2008 to a low of approximately $30 per barrel in December 2008. Since then prices have rebounded. As noted above, during 2009, the WTI spot price averaged $61.65 per barrel. As of February 12, 2010 the WTI oil spot price was $74.13 per barrel. According to the International Energy Agency's (IEA) February 2010 "Oil Market Report," 2010 world petroleum demand is forecasted to increase 2% over 2009 levels. Despite the overall decline in oil and natural gas prices from 2008 levels and reduction in our customers' capital spending, we believe that, over the long term, any major macroeconomic disruptions may ultimately correct themselves as the underlying trends of smaller and more complex reservoirs, high depletion rates, and the need for continual reserve replacement should drive the long-term need for our services.

North America operations

Volatility in natural gas prices can impact our customers' drilling and production activities, particularly in North America. In 2009, we experienced an unprecedented decline in drilling activity as rig count dropped approximately 43% from 2008 highs. Correlating with this decline, the Henry Hub spot price decreased from an average of $9.13 per mcf in 2008 to $4.06 per mcf in 2009. As of February 12, 2010, the Henry Hub spot price was $5.65 per mcf. Weak domestic natural gas demand, coupled with the productivity of new shale resources, led to natural gas storage reaching record levels in 2009 and severe margin compression. We saw some rebound in rig activity toward the end of 2009 as conditions began to improve with seasonal withdrawals from natural gas storage. With the trend toward increasing levels of service intensity, our equipment utilization is improving, and prices are stabilizing across many areas. However, this rebound will require a sustained increase in natural gas drilling activity. For activity levels to improve, we believe it will be important that North America exits the winter heating season with storage levels in line with historical averages and there is increased recovery in industrial demand.

International operations

Consistent with our long-term strategy to grow our operations outside of North America, we expect to continue to invest capital in our international operations. During 2009, international energy services activity declined as well, but not to the extent the North American market fell. As of December 31, 2009, the international rig count had declined approximately 8% from 2008 highs. International margins declined throughout 2009, and we have not yet felt the full impact of pricing concessions that were renegotiated during last year's contract retendering process. As such, we believe margins will continue to be under pressure in 2010. We also believe that 2010 may be a period of transition for this market. Oil supply/demand fundamentals are showing some improvement as weak global hydrocarbon demand shows signs of recovery, but the timing of reinvestment remains uneven across geographies and customers. Operators are remaining flexible in their spending patterns and continue to be heavily focused on restraining oilfield price and cost inflation.

Venezuela. In January 2010, the Venezuelan government announced a devaluation of the Bolívar Fuerte under a new two-exchange rate system; one rate for essential products and the other rate for non-essential products. As a result of the devaluation, we are estimating a loss of approximately $30 million in the first quarter of 2010 based on our current understanding of how the new two-exchange rate system will work for oil services activity. Our estimate utilizes a 4.3 Bolívar Fuerte to United States dollar exchange rate.

Initiatives and recent contract awards

Following is a brief discussion of some of our recent and current initiatives:

leveraging our technologies to deploy our packaged-services strategy to provide our customers with the ability to more efficiently drill and complete their wells, especially in service-intensive environments such as deepwater and shale plays;

- retaining key investments in technology and capital to accelerate growth opportunities;
- increasing our market share in unconventional and deepwater markets by enhancing our technological position and leveraging our technical expertise and wide portfolio of products and services;
- lowering our input costs from vendors by negotiating price reductions for both materials used in our operations and those utilized in the manufacturing of capital equipment;
- negotiating with our customers to trade an expansion of scope and a lengthening of contract duration for price concessions;
- optimizing headcount in locations experiencing significant changes in activity;
- improving working capital, operating within our cash flow, and managing our balance sheet to maximize our financial flexibility;
- continuing the globalization of our manufacturing and supply chain processes, preserving work at our lower-cost manufacturing centers, and utilizing our international infrastructure to lower costs from our supply chain through delivery;
- expanding our business with national oil companies; and
- minimizing discretionary spending.

Contract wins positioning us to grow our operations over the long term include:

- a five-year integrated turnkey drilling contract, with an option for an additional five-year period, which includes drilling and completion activities in South Ghawar, Saudi Arabia;
- a three-year, $122 million contract, to provide drilling and completion fluid solutions in Indonesia;
- a three-year technical cooperation agreement by Brazil's state energy company for research and development in Brazil's subsalt areas;
- a two-year, $229 million contract with multiple extension options, to provide drilling fluids and associated services in Norway;
- a three-year contract renewal for continued access to a broad suite of software technology and petro-technical consulting services for the development, deployment, and ongoing global support of exploration and production technology and workflows;
- a five-year, $1.5 billion contract to provide a broad base of products and services to an international oil company for its work associated with North America;
- several wins totaling $1 billion, including $700 million to provide deepwater drilling fluid services in the Gulf of Mexico, Brazil, Indonesia, Angola, and other countries, which solidifies our position in the deepwater drilling fluids market and $300 million for shelf- and land-related work; and
- a two-year contract extension, estimated to be valued at $450 million, to provide cementing services and completion and drilling fluids for StatoilHydro in offshore fields on the Norwegian continental shelf.

- a five-year, $190 million contract to provide drilling fluid, completion fluid, and drilling waste management services for Petrobras in the offshore markets of Brazil
- a five-year, $100 million contract to provide directional-drilling and logging-while-drilling services in the Middle East
- a contract award in Algeria to provide integrated project management services for a number of delineation wells initially with the potential to expand to 120 wells for full field development
- a four-year contract to provide directional-drilling, measurement-while-drilling, and logging-while-drilling, along with drilling fluids and cementing services in Russia; and
- a multi-year contract scheduled to commence in 2010 to provide completion products and services and drilling and completion fluids in the deepwater, offshore fields of Angola.

RESULTS OF OPERATIONS IN 2009 COMPARED TO 2008

REVENUE: *Millions of dollars*	2009	2008	Increase (Decrease)	Percentage Change
Completion and Production	$ 7,419	$ 9,610	$ (2,191)	(23)%
Drilling and Evaluation	7,256	8,669	(1,413)	(16)
Total revenue	$ 14,675	$ 18,279	$ (3,604)	(20)%

By geographic region:				
Completion and Production:				
North America	$ 3,589	$ 5,327	$ (1,738)	(33)%
Latin America	887	978	(91)	(9)
Europe/Africa/CIS	1,771	1,938	(167)	(9)
Middle East/Asia	1,172	1,367	(195)	(14)
Total	7,419	9,610	(2,191)	(23)
Drilling and Evaluation:				
North America	2,073	3,013	(940)	(31)
Latin America	1,294	1,447	(153)	(11)
Europe/Africa/CIS	2,177	2,408	(231)	(10)
Middle East/Asia	1,712	1,801	(89)	(5)
Total	7,256	8,669	(1,413)	(16)
Total revenue by region:				
North America	5,662	8,340	(2,678)	(32)
Latin America	2,181	2,425	(244)	(10)
Europe/Africa/CIS	3,948	4,346	(398)	(9)
Middle East/Asia	2,884	3,168	(284)	(9)

OPERATING INCOME: *Millions of dollars*	2009	2008	Increase (Decrease)	Percentage Change
Completion and Production	$ 1,016	$ 2,304	$ (1,288)	(56)%
Drilling and Evaluation	1,183	1,970	(787)	(40)
Corporate and other	(205)	(264)	59	22
Total operating income	$ 1,994	$ 4,010	$ (2,016)	(50)%
By geographic region:				
Completion and Production:				
North America	$ 272	$ 1,426	$ (1,154)	(81)%
Latin America	172	214	(42)	(20)
Europe/Africa/CIS	315	360	(45)	(13)
Middle East/Asia	257	304	(47)	(15)
Total	1,016	2,304	(1,288)	(56)
Drilling and Evaluation:				
North America	178	679	(501)	(74)
Latin America	187	307	(120)	(39)
Europe/Africa/CIS	380	497	(117)	(24)
Middle East/Asia	438	487	(49)	(10)
Total	1,183	1,970	(787)	(40)
Total operating income by region (excluding Corporate and other):				
North America	450	2,105	(1,655)	(79)
Latin America	359	521	(162)	(31)
Europe/Africa/CIS	695	857	(162)	(19)
Middle East/Asia	695	791	(96)	(12)

Note– All periods presented reflect the movement of certain operations from the Completion and Production segment to the Drilling and Evaluation segment during the first quarter of 2009.

The 20% decline in consolidated revenue in 2009 compared to 2008 was primarily due to pricing declines and lower demand for our products and services in North America due to a significant reduction in rig count. As a result of an approximate 42% reduction in average rig count in North America during 2009 compared to 2008, we experienced a 32% decline in North America revenue from 2008. Revenue outside of North America was 61% of consolidated revenue in 2009 and 54% of consolidated revenue in 2008.

The decrease in consolidated operating income compared to 2008 primarily stemmed from a 79% decrease in North America due to a decline in rig count and severe margin contraction, a $73 million charge associated with employee separation costs, and a $15 million charge related to the settlement of a customer receivable in Venezuela. Operating income in 2008 was favorably impacted by a $35 million gain on the sale of a joint venture interest in the United States, a combined $25 million gain related to the sale of two investments in the United States, and a net $5 million gain on the settlement of two patent disputes. Operating income in 2008 was adversely impacted by approximately $52 million as a result of hurricanes in the Gulf of Mexico, a $23 million impairment charge related to an oil and natural gas property in Bangladesh, and a $22 million acquisition-related charge for WellDynamics.

Following is a discussion of our results of operations by reportable segment.

Completion and Production decrease in revenue compared to 2008 was primarily a result of overall pricing declines and lower demand for our products and services in North America. More specifically, North America revenue fell 33% as a result of pricing declines and a drop in demand for production enhancement services and cementing services. Latin America revenue decreased 9% as increased activity for all product service lines in Mexico and Colombia was outweighed by lower activity across all product service lines in Venezuela and Argentina. Europe/Africa/CIS revenue decreased 9% on lower demand for completion tools and services in Africa. In addition, production enhancement services in Europe were negatively impacted by job delays in the North Sea. Middle East/Asia revenue fell 14% due to job delays and a decrease in demand for all products and services in the Middle East. Revenue outside of North America was 52% of total segment revenue in 2009 and 45% of total segment revenue in 2008.

The Completion and Production segment operating income decrease compared to 2008 was primarily due to the North America region, where operating income fell 81% largely due to pricing declines and significant reductions in rig count resulting in lower demand for our products and services. Results in 2009 were adversely impacted by $34 million in employee separation costs. In 2008, North America was negatively impacted by approximately $25 million due to Gulf of Mexico hurricanes but benefited from a $35 million gain on the sale of a joint venture interest. Latin America operating income decreased 20% driven by lower activity across all product service lines in Venezuela and Argentina. Europe/Africa/CIS operating income decreased 13% as improved cost management and higher demand for cementing services across the region were outweighed by job delays and lower demand for completion tools and services in Africa and production enhancement services in the North Sea and Angola. Middle East/Asia operating income decreased 15% primarily due to lower completion tools sales in Saudi Arabia and lower demand for production enhancement services in Oman and Malaysia.

Drilling and Evaluation revenue decrease compared to 2008 was primarily a result of pricing declines and decreased demand for our products and services stemming from a reduction in rig count in North America, where revenue fell 31%. Latin America revenue fell 11% as increased drilling activity in Brazil was outweighed by lower demand for all product service lines in Venezuela, Argentina, and Colombia. Europe/Africa/CIS revenue decreased 10% as increases in software sales and consulting services in Algeria were offset by decreased demand for drilling fluids services in Nigeria and Angola and drilling services in Europe. Pricing pressure also had a significant impact on revenue in Europe and Russia. Middle East/Asia revenue decreased 5% as increased demand for drilling fluid services and testing and subsea services in Asia Pacific were outweighed by lower drilling activity in the Middle East and declines in software sales and consulting services and wireline and perforating services in Asia Pacific. Revenue outside of North America was 71% of total segment revenue in 2009 and 65% of total segment revenue in 2008.

The decrease in segment operating income compared to 2008 was primarily due to a 74% decrease in North America operating income related to pricing declines and rig count reductions. Results in 2009 were also adversely impacted by $34 million in employee separation costs. In 2008, this segment's results were negatively impacted by approximately $27 million due to Gulf of Mexico hurricanes and a $23 million impairment charge related to an oil and natural gas property in Bangladesh, but benefited from $25 million of gains related to the sale of two investments in the United States. Latin America operating income fell 39% primarily due to lower activity across all product service lines in Venezuela and decreased demand and pricing pressure for drilling services and wireline and perforating services in Argentina, Colombia, and Mexico. The region was also adversely affected by a $12 million charge related to the settlement of a customer receivable in Venezuela. The Europe/Africa/CIS region operating income fell 24% as increased demand for drilling fluid services in Norway and Kazakhstan and increased software sales and consulting services in Africa were outweighed by pricing pressures and decreased drilling activity in Europe and lower demand for drilling fluid services in Africa. Middle East/Asia operating income decreased 10% over 2008 as declines in drilling activity in Saudi Arabia and China outweighed an increase in software sales and consulting services in the Middle East and higher demand for testing and subsea services in Asia. This region was negatively impacted by the impairment charge related to an oil and natural gas property in Bangladesh in 2008.

Corporate and other expenses were $205 million in 2009 compared to $264 million in 2008. The 2009 results include $5 million in employee separation costs. The 22% reduction was primarily attributable to our 2009 focus on reducing discretionary spending and optimizing headcount and a $22 million acquisition-related charge for WellDynamics related to employee incentive compensation awards in 2008. 2008 also included a net $5 million gain on the settlement of two patent disputes.

NONOPERATING ITEMS

Interest expense increased $130 million in 2009 compared to 2008 primarily due to the issuance of $2 billion in senior notes during the first quarter of 2009, partially offset by the redemption of our convertible senior notes early in the third quarter of 2008.

Interest income decreased $27 million in 2009 compared to 2008 due to a general decline in market interest rates.

Loss from discontinued operations, net of income tax in 2008 included $420 million in charges reflecting the resolution of the DOJ and SEC FCPA investigations and the impact of our assumption changes during that period regarding the resolution of the Barracuda-Caratinga bolt arbitration matter under the indemnities and guarantees provided to KBR upon separation.

Noncontrolling interest in net income of subsidiaries increased $19 million compared to 2008, primarily related to the impact of a change in effective ownership of a joint venture in 2008.

RESULTS OF OPERATIONS IN 2008 COMPARED TO 2007

REVENUE: *Millions of dollars*	2008	2007	Increase	Percentage Change
Completion and Production	$ 9,610	$ 8,138	$ 1,472	18%
Drilling and Evaluation	8,669	7,126	1,543	22
Total revenue	$ 18,279	$ 15,264	$ 3,015	20%

By geographic region:				
Completion and Production:				
North America	$ 5,327	$ 4,632	$ 695	15%
Latin America	978	668	310	46
Europe/Africa/CIS	1,938	1,689	249	15
Middle East/Asia	1,367	1,149	218	19
Total	9,610	8,138	1,472	18
Drilling and Evaluation:				
North America	3,013	2,501	512	20
Latin America	1,447	1,130	317	28
Europe/Africa/CIS	2,408	2,011	397	20
Middle East/Asia	1,801	1,484	317	21
Total	8,669	7,126	1,543	22
Total revenue by region:				
North America	8,340	7,133	1,207	17
Latin America	2,425	1,798	627	35
Europe/Africa/CIS	4,346	3,700	646	17
Middle East/Asia	3,168	2,633	535	20

OPERATING INCOME: *Millions of dollars*	2008	2007	Increase (Decrease)	Percentage Change
Completion and Production	$ 2,304	$ 2,119	$ 185	9%
Drilling and Evaluation	1,970	1,565	405	26
Corporate and other	(264)	(186)	(78)	(42)
Total operating income	$ 4,010	$ 3,498	$ 512	15%
By geographic region:				
Completion and Production:				
North America	$ 1,426	$ 1,418	$ 8	1%
Latin America	214	133	81	61
Europe/Africa/CIS	360	300	60	20
Middle East/Asia	304	268	36	13
Total	2,304	2,119	185	9
Drilling and Evaluation:				
North America	679	538	141	26
Latin America	307	216	91	42
Europe/Africa/CIS	497	444	53	12
Middle East/Asia	487	367	120	33
Total	1,970	1,565	405	26
Total operating income by region (excluding Corporate and other):				
North America	2,105	1,956	149	8
Latin America	521	349	172	49
Europe/Africa/CIS	857	744	113	15
Middle East/Asia	791	635	156	25

Note– All periods presented reflect the movement of certain operations from the Completion and Production segment to the Drilling and Evaluation segment during the first quarter of 2009.

The increase in consolidated revenue in 2008 compared to 2007 spanned all four regions and was attributable to higher worldwide activity, particularly in North America, Asia, and Latin America. Approximately $74 million in revenue was lost during 2008 due to Gulf of Mexico hurricanes. Revenue outside of North America was 54% of consolidated revenue in 2008 and 53% of consolidated revenue in 2007.

The increase in consolidated operating income in 2008 compared to 2007 was primarily due to a 49% increase in Latin America and a 25% increase in Middle East/Asia resulting from increased customer activity, new contracts, and improved pricing. Operating income in 2008 was positively impacted by a $35 million gain on the sale of a joint venture interest in the United States, a combined $25 million gain related to the sale of two investments in the United States, and a net $5 million gain on the settlement of two patent disputes. Operating income in 2008 was adversely impacted by $52 million due to Gulf of Mexico hurricanes, a $23 million impairment charge related to an oil and natural gas property in Bangladesh, and a $22 million acquisition-related charge for WellDynamics related to employee incentive compensation awards. Operating income in 2007 was positively impacted by a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and negatively impacted by $34 million in charges related to the impairment of an oil and natural gas property in Bangladesh and $32 million in charges for environmental reserves.

Following is a discussion of our results of operations by reportable segments.

Completion and Production increase in revenue compared to 2007 was derived from all regions. Europe/Africa/CIS revenue grew 15% primarily from increased production enhancement services activity, largely related to the acquisition of PSL Energy Services Limited. Additionally, completion tools revenue benefited from increased sales and service in Africa. Middle East/Asia revenue grew 19% from increased completion tools sales and deliveries and new contracts for production enhancement services in the region. Increased demand for cementing products and services in the Middle East and Australia also contributed to the increase. North America revenue grew 15% from improved demand for production enhancement services and cementing products and services largely driven by increased capacity and rig count in the United States. Partially offsetting the improvement in the United States was $34 million in lost revenue due to Gulf of Mexico hurricanes. Latin America revenue grew 46% as a result of higher activity for all product service lines, particularly in Mexico and Brazil. Higher demand for production enhancement services, new cementing contracts with more favorable pricing, and improved completion tools sales were large contributors to the increase in revenue. Revenue outside of North America was 45% of total segment revenue in 2008 and 43% in 2007.

The increase in segment operating income in 2008 compared to 2007 spanned all regions. Europe/Africa/CIS operating income increased 20% from increased completion tools sales and services in Africa and higher production enhancement activity in Europe. Middle East/Asia operating income increased 13% primarily due to increased sales and service revenue from completion tools and increased production enhancement activity in the region. North America operating income was essentially flat, primarily due to a $25 million negative impact from Gulf of Mexico hurricanes and pricing declines and cost increases in the United States for production enhancement, offset by improved completion tools sales and services and a $35 million gain on the sale of a joint venture interest in the United States. Latin America operating income increased 61% with improved cementing and production enhancement performance primarily in Mexico and Brazil.

Drilling and Evaluation revenue increase compared to 2007 was derived from all regions. Europe/Africa/CIS revenue grew 20% from increased drilling services activity and higher customer demand for fluid and wireline and perforating services throughout the region. Middle East/Asia revenue grew 21% primarily due to increased fluid services activity throughout the region and higher customer demand for drilling services in Asia. North America revenue grew 20% from higher activity across all product service lines in the United States primarily due to increased land rig count and higher demand for new technology. The region also benefited from higher activity for fluid services in Canada. Partially offsetting the improvement in the United States was $40 million in lost revenue due to Gulf of Mexico hurricanes. Latin America revenue grew 28% as a result of increased customer demand for drilling services, increased activity and new contracts for wireline and perforating services, and increased project management services. Revenue outside of North America was 65% of total segment revenue in 2008 and 2007.

The increase in segment operating income in 2008 compared to 2007 was derived from all regions led by growth in North America, Latin America, and Asia. Europe/Africa/CIS operating income increased 12% benefiting from higher customer demand for wireline and perforating services in Africa. Higher demand for software sales and consulting services in Europe also contributed to the increase. Middle East/Asia operating income grew 33% primarily due to increased fluid services results in the Middle East as well as higher demand for drilling services and improved wireline and perforating services and software sales and consulting services in Asia. Operating income was impacted by a $23 million impairment charge related to an oil and natural gas property in Bangladesh. North America operating income increased 26% primarily from increased activity in most of the product service lines including higher demand for fluid services and increased drilling activity. Negatively impacting the region was a loss of $27 million due to Gulf of Mexico hurricanes. This region's results also reflect $25 million of gains related to the sale of two investments in the United States. Latin America operating income increased 42% primarily due to increased activity in drilling services and wireline and perforating services and improvements in software sales and consulting services.

Corporate and other expenses were $264 million in 2008 compared to $186 million in 2007. 2008 included a $35 million gain in the fourth quarter and a $30 million charge in the second quarter related to patent dispute settlements, a $22 million acquisition-related charge for WellDynamics related to employee incentive compensation awards, higher legal costs, and increased corporate development costs. 2007 was impacted by a $49 million gain on the sale of our remaining interest in Dresser, Ltd. and a $12 million charge for executive separation costs.

NONOPERATING ITEMS

Interest income decreased $85 million in 2008 compared to 2007 due to a decrease of cash and equivalents and marketable securities balances and a general decline in market interest rates.

Other, net in 2008 included a $31 million loss on foreign exchange due to the general weakening of the United States dollar against certain foreign currencies.

Provision for income taxes from continuing operations of $1.2 billion in 2008 resulted in an effective tax rate of 31% compared to an effective tax rate of 26% in 2007. The lower tax rate in 2007 is primarily related to a $205 million favorable income tax impact from the ability to recognize foreign tax credits previously estimated not to be fully utilizable.

Income (loss) from discontinued operations, net of income tax in 2008 included $420 million in charges reflecting the resolution of the DOJ and SEC FCPA investigations and the impact of our assumption changes during that period regarding the resolution of the Barracuda-Caratinga bolt arbitration matter under the indemnities and guarantees provided to KBR upon separation. 2007 included a $933 million net gain on the disposition of KBR, which included the estimated fair value of the indemnities and guarantees provided to KBR and our 81% share of KBR's $28 million in net income in the first quarter of 2007.

Noncontrolling interest in net income of subsidiaries decreased $59 million compared to 2007, primarily related to a change in effective ownership of a joint venture in 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting estimates to be:

- forecasting our effective income tax rate, including our future ability to utilize foreign tax credits and the realizability of deferred tax assets, and providing for uncertain tax positions;
- legal and investigation matters;
- valuations of indemnities;
- valuations of long-lived assets, including intangible assets;
- purchase price allocation for acquired businesses;
- pensions;
- allowance for bad debts; and
- percentage-of-completion accounting for long-term, construction-type contracts.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Income tax accounting

We recognize the amount of taxes payable or refundable for the current year and use an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We apply the following basic principles in accounting for our income taxes:

- a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;
- a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
- the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and
- the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

We determine deferred taxes separately for each tax-paying component (an entity or a group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

- identifying the types and amounts of existing temporary differences;
- measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate;
- measuring the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate;
- measuring the deferred tax assets for each type of tax credit carryforward; and
- reducing the deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements, such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome. We provide for uncertain tax positions pursuant to current accounting standards, which prescribe a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. They also provide guidance for derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Legal and investigation matters

As discussed in Note 8 of our consolidated financial statements, as of December 31, 2009, we have accrued an estimate of the probable and estimable costs for the resolution of some of these legal and investigation matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates is impacted by the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Indemnity valuations

We provided indemnification in favor of KBR for certain contingent liabilities related to FCPA investigations and the Barracuda-Caratinga bolts matter. See Note 7 and 8 to the consolidated financial statements for further information. Accounting standards require recognition of third-party indemnities at their inception. Therefore, we recorded our estimate of the fair market value of these indemnities as of the date of KBR's separation. The initial amounts recorded for the FCPA and Barracuda-Caratinga indemnities were based upon analyses conducted by a third-party valuation expert. The valuation models employed a probability-weighted cost analysis, with certain assumptions based upon the accumulation of data and knowledge of the relevant issues. The accounting standards state that the subsequent measurement of such liabilities should not necessarily be based on fair value. The standards reference accounting for subsequent adjustments to these types of liabilities as you would under the current accounting guidance for contingent liabilities. As such, subsequent adjustments to the indemnities provided to KBR upon separation, including the indemnity relating to the FCPA investigations, have been recorded when the loss is both probable and estimable.

Value of long-lived assets, including intangible assets

We carry a variety of long-lived assets on our balance sheet including property, plant and equipment, goodwill, and other intangibles. We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable and intangible assets quarterly. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value, and any impairment charge that we record reduces our earnings. We review the carrying value of these assets based upon estimated future cash flows while taking into consideration assumptions and estimates including the future use of the asset, remaining useful life of the asset, and service potential of the asset.

Goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. We test goodwill for impairment annually, during the third quarter, or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For purposes of performing the goodwill impairment test our reporting units are the same as our reportable segments, the Completion and Production division and the Drilling and Evaluation division. The impairment test consists of a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill, and utilizes a future cash flow analysis based on the estimates and assumptions of our forecasted long-term growth model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any impairment charge that we record reduces our earnings. The fair value of each of our reporting units exceeded its carrying amount by a significant margin for 2009, 2008, and 2007. See Note 1 to the consolidated financial statements for accounting policies related to long-lived assets and intangible assets.

Acquisitions-purchase price allocation

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We use all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows. We engage third-party appraisal firms to assist in fair value determination of inventory, identifiable intangible assets, and any other significant assets or liabilities when appropriate. We adjust the preliminary purchase price allocation, as necessary, as we obtain more information regarding asset valuations and liabilities assumed until the expiration of the measurement period. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

Pensions

Our pension benefit obligations and expenses are calculated using actuarial models and methods. Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of plan benefit obligations and the expected long-term rate of return on plan assets used in determining net periodic pension expense. Other critical assumptions and estimates used in determining benefit obligations and plan expenses, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The discount rates utilized in 2009 to determine the projected benefit obligation at the measurement date for our qualified United States continuing pension plans ranged from 5.5% to 6.0%, compared to a range of 5.7% to 5.8% in 2008. The discount rate utilized in 2009 to determine the projected benefit obligation at the measurement date for our United Kingdom pension plan, which constitutes 74% of our international plans' pension obligations and 65% of our entire pension obligation, was 5.9%, compared to a discount rate of 5.8% utilized in 2008. The expected long-term rate of return assumption used for determining 2009 and 2008 net periodic pension expense for our qualified United States pension plans was 8.0%. The expected long-term rate of return assumption used for our United Kingdom pension plan expense was 6.5% in 2009 and 7.0% in 2008. The following table illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United Kingdom pension plan.

	Effect on	
Millions of dollars	Pretax Pension Expense in 2009	Pension Benefit Obligation at December 31, 2009
25-basis-point decrease in discount rate	$ 1	$ 35
25-basis-point increase in discount rate	$ (1)	$ (33)
25-basis-point decrease in expected long-term rate of return	$ 1	NA
25-basis-point increase in expected long-term rate of return	$ (1)	NA

Our defined benefit plans reduced pretax income by $36 million in 2009 and $48 million in both 2008 and 2007. Included in these amounts was income from our expected pension returns of $45 million in 2009, $51 million in 2008, and $47 million in 2007. Actual returns on plan assets were $121 million in 2009, compared to actual losses on plan assets of $144 million in 2008. The decline in value of plan assets in 2008 was largely due to significant deterioration in the financial markets and broadening market decline in the fourth quarter of 2008. The difference between actual and expected returns and the impact of changes to assumptions affecting the benefit obligations are deferred and recorded net of tax in other comprehensive income as actuarial gain or loss and are recognized as future pension expense. Our net actuarial loss, net of tax, related to pension plans at December 31, 2009 was $185 million. In our international plans where employees continue to earn additional benefits for continued service, unrecognized actuarial gains and losses are being recognized over a period of 6 to 19 years, which represents the expected average remaining service of the participant group expected to receive benefits. In our international plans where benefits are not accrued for continued service, unrecognized actuarial gains and losses are being recognized over a period of 20 to 36 years, which represents the average remaining life expectancy of the participant group expected to receive benefits.

During 2009, we made contributions of $99 million to fund our defined benefit plans. Of this amount, we contributed $71 million to our United Kingdom plan in 2009, $66 million of which was a discretionary contribution in conjunction with amending the plan to cease benefit accruals for service after June 30, 2009. We expect to make contributions of approximately $38 million to our defined benefit plans in 2010.

The actuarial assumptions used in determining our pension benefit obligations may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations. See Note 13 to the consolidated financial statements for further information related to defined benefit and other postretirement benefit plans.

Allowance for bad debts

We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, financial condition of our customers, and whether the receivables involve retainages. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and frequently involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of notes and accounts receivable before the allowance, have ranged from 1.5% to 3.0%. At December 31, 2009, allowance for bad debts totaled $90 million or 3.0% of notes and accounts receivable before the allowance, and at December 31, 2008, allowance for bad debts totaled $60 million or 1.6% of notes and accounts receivable before the allowance. A 1% change in our estimate of the collectability of our notes and accounts receivable balance as of December 31, 2009 would have resulted in a $30 million adjustment to 2009 total operating costs and expenses.

Percentage of completion

Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate job profit to be recognized in each reporting period for each job based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any probable unapproved claims and change orders included in revenue.

Progress is generally based upon physical progress related to contractually defined units of work. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our project personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the project level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

When calculating the amount of total profit or loss on a long-term contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under current accounting standards. Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer.

At least quarterly, significant projects are reviewed in detail by senior management. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." These factors can affect the accuracy of our estimates and materially impact our future reported earnings. Currently, long-term contracts accounted for under the percentage-of-completion method of accounting do not comprise a significant portion of our business. However, in the future, we expect our business with national or state-owned oil companies to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business. See Note 1 to the consolidated financial statements for further information.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2009, we had no material off balance sheet arrangements, except for operating leases. For information on our contractual obligations related to operating leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future uses of cash."

FINANCIAL INSTRUMENT MARKET RISK

We are exposed to market risk from changes in foreign currency exchange rates, interest rates, and commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate our market risk from these exposures. The objective of our risk management strategy is to minimize the volatility from fluctuations in foreign currency rates. Our use of derivative instruments entails the following types of market risk:

- volatility of the currency rates;
- counterparty credit risk;
- time horizon of the derivative instruments; and
- the type of derivative instruments used.

We do not use derivative instruments for trading purposes. We do not consider any of these risk management activities to be material. See Note 1 to the consolidated financial statements for additional information on our accounting policies related to derivative instruments. See Note 12 to the consolidated financial statements for additional disclosures related to financial instruments.

Interest rate risk

We currently do not have any variable-rate, long-term debt that exposes us to interest rate risk.

The following table represents principal amounts of our long-term debt at December 31, 2009 and related weighted average interest rates on the repayment amounts by year of maturity for our long-term debt.

Millions of dollars	2010	2017 and Thereafter	Total
Repayment amount ($US)	$ 750	$ 3,834	$ 4,584
Weighted average interest rate on repayment amount	5.5%	6.9%	6.6%

The fair market value of long-term debt was $5.3 billion as of December 31, 2009.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. For information related to environmental matters, see Note 8 to the consolidated financial statements and "Risk Factors—Customers and Business" under the subheading "Environmental requirements."

NEW ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued an update to existing guidance on revenue recognition for arrangements with multiple deliverables. This update will allow companies to allocate consideration received for qualified separate deliverables using estimated selling price for both delivered and undelivered items when vendor-specific objective evidence or third-party evidence is unavailable. Additional disclosures discussing the nature of multiple element arrangements, the types of deliverables under the arrangements, the general timing of their delivery, and significant factors and estimates used to determine estimated selling prices are required. We will adopt this update for new revenue arrangements entered into or materially modified beginning January 1, 2011. We have not yet determined the impact on our consolidated financial statements.

In June 2009, the FASB issued a new accounting standard which provides amendments to previous guidance on the consolidation of variable interest entities. This standard clarifies the characteristics that identify a variable interest entity (VIE) and changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE's economic performance. This standard requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about an entity's involvement with a VIE, restrictions on the VIE's assets and liabilities that are included in the reporting entity's consolidated balance sheet, significant risk exposures due to the entity's involvement with the VIE, and how its involvement with a VIE impacts the reporting entity's consolidated financial statements. The standard is effective for fiscal years beginning after November 15, 2009. We adopted the standard on January 1, 2010, and it will not have a material impact on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this Form 10-K are forward-looking and use words like "may," "may not," "believes," "do not believe," "expects," "do not expect," "anticipates," "do not anticipate," and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially.

We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events, or for any other reason. You should review any additional disclosures we make in our press releases and Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

RISK FACTORS

While it is not possible to identify all risk factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements and could otherwise have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Foreign Corrupt Practices Act Investigations

Background. As a result of an ongoing FCPA investigation at the time of the KBR separation, we provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% beneficial interest in the venture. Part of KBR's ownership in TSKJ was held through M.W. Kellogg Limited (MWKL), a United Kingdom joint venture and subcontractor on the Bonny Island project, in which KBR beneficially owns a 55% interest. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

DOJ and SEC investigations resolved. In February 2009, the FCPA investigations by the DOJ and the SEC were resolved with respect to KBR and us. The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of the Bonny Island project.

The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ's ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement did not provide a monitor for us.

As part of the resolution of the SEC investigation, we retained an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we agreed to adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by the independent consultant. The review and evaluation were completed during the second quarter of 2009, and we have implemented the consultant's immediate recommendations and will implement the remaining long-term recommendations by mid-year 2010. As a result of the substantial enhancement of our anti-bribery and foreign agent internal controls and record-keeping procedures prior to the review of the independent consultant, we do not expect the implementation of the consultant's recommendations to materially impact our long-term strategy to grow our international operations. In 2010, the independent consultant will perform a 30-day, follow-up review to confirm that we have implemented the recommendations and continued the application of our current policies and procedures and to recommend any additional improvements.

KBR has agreed that our indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied.

Other matters. In addition to the DOJ and the SEC investigations, we are aware of other investigations in France, Nigeria, the United Kingdom, and Switzerland regarding the Bonny Island project. In the United Kingdom, the Serious Fraud Office (SFO) is considering civil claims or criminal prosecution under various United Kingdom laws and appears to be focused on the actions of MWKL, among others. Violations of these laws could result in fines, restitution and confiscation of revenues, among other penalties, some of which could be subject to our indemnification obligations under the master separation agreement. Our indemnity for penalties under the master separation agreement with respect to MWKL is limited to 55% of such penalties, which is KBR's beneficial ownership interest in MWKL. MWKL is cooperating with the SFO's investigation. Whether the SFO pursues civil or criminal claims, and the amount of any fines, restitution, confiscation of revenues or other penalties that could be assessed would depend on, among other factors, the SFO's findings regarding the amount, timing, nature and scope of any improper payments or other activities, whether any such payments or other activities were authorized by or made with knowledge of MWKL, the amount of revenue involved, and the level of cooperation provided to the SFO during the investigations. MWKL has informed the SFO that it intends to self-report corporate liability for corruption-related offenses arising out of the Bonny Island project. Based on discussions with the SFO, MWKL expects to receive confirmation that it will be admitted into the plea negotiation process under the Guidelines on Plea Discussions in Cases of Complex or Serious Fraud, which have been issued by the Attorney General for England and Wales.

The DOJ and SEC settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.

Our indemnity of KBR and its majority-owned subsidiaries continues with respect to other investigations within the scope of our indemnity. Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

At this time, other than the claims being considered by the SFO, no claims by governmental authorities in foreign jurisdictions have been asserted against the indemnified parties. Therefore, we are unable to estimate the maximum potential amount of future payments that could be required to be made under our indemnity to KBR and its majority-owned subsidiaries related to these matters. An adverse determination or result against us or any party indemnified by us in any investigation or third-party claim related to these FCPA matters could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. See Note 7 to our consolidated financial statements for additional information.

Barracuda-Caratinga Arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Initial estimates by KBR indicated that costs of these various solutions ranged up to $148 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending this matter and has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing in March 2008 to determine which party is responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties' rights are to be governed by the express terms of their contract. The arbitration panel set the final hearing on liability and damages for early May 2010. Our estimation of the indemnity obligation regarding the Barracuda-Caratinga arbitration is recorded as a liability in our consolidated financial statements as of December 31, 2009 and December 31, 2008. An adverse determination or result against KBR in the arbitration could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. See Note 7 to our consolidated financial statements for additional information regarding the KBR indemnification.

Impairment of Oil and Natural Gas Properties

We have interests in oil and natural gas properties in Bangladesh and North America totaling approximately $175 million, net of accumulated depletion, which we account for under the successful efforts method. These oil and natural gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties' carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.

A downward trend in estimates of production volumes or prices or an upward trend in costs could have an adverse effect on our results of operations and might result in an impairment of or higher depletion rate on our oil and natural gas properties.

Geopolitical and International Environment

International and political events

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

Our operations in countries other than the United States accounted for approximately 64% of our consolidated revenue during 2009, 57% of our consolidated revenue in 2008, and 56% of our consolidated revenue in 2007. Operations in countries other than the United States are subject to various risks unique to each country. With respect to any particular country, these risks may include:

- expropriation and nationalization of our assets in that country;
- political and economic instability;
- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;
- natural disasters, including those related to earthquakes and flooding;
- inflation;
- currency fluctuations, devaluations, and conversion restrictions;
- confiscatory taxation or other adverse tax policies;
- governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;
- governmental activities that may result in the deprivation of contract rights; and
- governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant political risk include: Algeria, Indonesia, Iraq, Nigeria, Russia, Kazakhstan, Venezuela, and Yemen. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and natural gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the FCPA, which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could materially and adversely affect our business and operations.

Our facilities and our employees are under threat of attack in some countries where we operate. In addition, the risks related to loss of life of our personnel and our subcontractors in these areas continue.

We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with applicable laws.

Military action, other armed conflicts, or terrorist attacks

Military action in Iraq and the Middle East, military tension involving North Korea and Iran, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, threats of attacks, and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.

Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the wars and ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

Income taxes

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

Foreign exchange and currency risks

A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:

- foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and
- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

We conduct business in countries, such as Venezuela, that have nontraded or "soft" currencies which, because of their restricted or limited trading markets, may be more difficult to exchange for "hard" currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.

We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

In addition, the value of the derivative instruments could be impacted by:

- adverse movements in foreign exchange rates;
- interest rates;
- commodity prices; or
- the value and time period of the derivative being different than the exposures or cash flows being hedged.

Customers and Business

Exploration and production activity

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Demand is directly affected by trends in oil and natural gas prices, which, historically, have been volatile and are likely to continue to be volatile.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other economic factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects.

The recent worldwide recession has reduced the levels of economic activity and the expansion of industrial business operations. This has negatively impacted worldwide demand for energy, resulting in lower oil and natural gas prices, a lowering of the level of exploration, development, and production activity, and a corresponding decline in the demand for our well services and products. This reduction in demand could continue through 2010 and beyond, which could have an adverse effect on revenue and profitability.

Factors affecting the prices of oil and natural gas include:

- governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;
- global weather conditions and natural disasters;
- worldwide political, military, and economic conditions;
- the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;
- oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;
- the cost of producing and delivering oil and natural gas;
- potential acceleration of development of alternative fuels; and
- the level of supply and demand for oil and natural gas, especially demand for natural gas in the United States.

Capital spending

Our business is directly affected by changes in capital expenditures by our customers. Some of the changes that may materially and adversely affect us include:

- the consolidation of our customers, which could:
  - cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and
  - result in customer personnel changes, which in turn affect the timing of contract negotiations;
- adverse developments in the business and operations of our customers in the oil and natural gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production; and
- ability of our customers to timely pay the amounts due us.

Customers

We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer's cash flow from operations and their access to the credit markets. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

In addition, there is an increased risk in doing business with customers in countries that have significant political risk or significant exposure to falling oil and natural gas prices.

Risks related to our business in Venezuela

We believe there are risks associated with our operations in Venezuela. For example, the Venezuela National Assembly enacted legislation that allows the Venezuelan government, directly or through its state-owned oil company, to assume control over the operations and assets of certain oil service providers in exchange for reimbursement of the book value of the assets adjusted for certain liabilities. Venezuelan government officials have stated this legislation is not applicable to our company.

However, we continue to see a delay in receiving payment on our receivables from our primary customer in Venezuela. If our customer further delays in paying or fails to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

As of December 31, 2009, our total net investment in Venezuela was approximately $236 million. In addition to this amount, we also have $380 million of surety bond guarantees outstanding relating to our Venezuelan operations.

We historically have remeasured our net Bolívar Fuerte-denominated monetary asset position at the official exchange rate. In January 2010, the Venezuelan government announced a devaluation of the Bolívar Fuerte under a new two-exchange rate system: one rate for essential products and the other rate for non-essential products.

The future results of our Venezuelan operations will be affected by many factors, including our ability to take actions to mitigate the effect of the devaluation, further actions of the Venezuelan government, and general economic conditions such as continued inflation and future customer payments and spending.

Business with national oil companies

Much of the world's oil and natural gas reserves are controlled by national or state-owned oil companies (NOCs). Several of the NOCs are among our top 20 customers. Increasingly, NOCs are turning to oilfield services companies like us to provide the services, technologies, and expertise needed to develop their reserves. Reserve estimation is a subjective process that involves estimating location and volumes based on a variety of assumptions and variables that cannot be directly measured. As such, the NOCs may provide us with inaccurate information in relation to their reserves that may result in cost overruns, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues. These types of issues may also result in similar cost overruns, losses, and contract delays.

Long-term, fixed-price contracts

Customers, primarily NOCs, often require integrated, long-term, fixed-price contracts that could require us to provide integrated project management services outside our normal discrete business to act as project managers as well as service providers. Providing services on an integrated basis may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages. For example, we generally rely on third-party subcontractors and equipment providers to assist us with the completion of our contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate the NOCs for these delays. This may reduce the profit to be realized or result in a loss on a project. Currently, long-term, fixed price contracts with NOCs do not comprise a significant portion of our business. However, in the future, based on the anticipated growth of NOCs, we expect our business with NOCs to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business.

Acquisitions, dispositions, investments, and joint ventures

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.

These transactions also involve risks, and we cannot ensure that:

- any acquisitions would result in an increase in income;
- any acquisitions would be successfully integrated into our operations and internal controls;
- the due diligence prior to an acquisition would uncover situations that could result in legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;
- any disposition would not result in decreased earnings, revenue, or cash flow;
- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;
- any dispositions, investments, acquisitions, or integrations would not divert management resources; or
- any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.

We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could potentially materially and adversely affect the business and operations of the joint venture and, in turn, our business and operations.

Environmental requirements

Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:

- the containment and disposal of hazardous substances, oilfield waste, and other waste materials;
- the importation and use of radioactive materials;
- the use of underground storage tanks; and
- the use of underground injection wells.

Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

- administrative, civil, and criminal penalties;
- revocation of permits to conduct business; and
- corrective action orders, including orders to investigate and/or clean up contamination.

Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our business, financial condition, operating results, or cash flows.

We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our consolidated results of operations.

We are periodically notified of potential liabilities at state and federal superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.

Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). State, national, and international governments and agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties, or international agreements reduce the worldwide demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, and use of carbon dioxide that could have an adverse effect on our results of operations, liquidity, and financial condition.

We are a leading provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have an adverse impact on our future results of operations, liquidity, and financial condition.

Law and regulatory requirements

In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse affect on the results of operations.

Raw materials

Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply chain of certain raw materials, such as sand, cement, and specialty metals. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

Intellectual property rights

We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

Technology

The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and revenue could be materially and adversely affected.

Reliance on management

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

Technical personnel

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

Weather

Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have operations. Repercussions of severe weather conditions may include:

- evacuation of personnel and curtailment of services;
- weather-related damage to offshore drilling rigs resulting in suspension of operations;
- weather-related damage to our facilities and project work sites;
- inability to deliver materials to jobsites in accordance with contract schedules; and
- loss of productivity.

Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to natural gas producers.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Halliburton Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Securities Exchange Act Rule 13a-15(f).

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2009 based upon criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2009, our internal control over financial reporting is effective.

The effectiveness of Halliburton's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

HALLIBURTON COMPANY

by

/s/ David J. Lesar	/s/ Mark A. McCollum
David J. Lesar	Mark A. McCollum
Chairman of the Board,	Executive Vice President and
President, and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited the accompanying consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Halliburton Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 14, to the consolidated financial statements, the Company changed its method of accounting for instruments granted in share-based payment transactions as participating securities, its method of accounting for convertible debt, and its method of accounting for non-controlling interests beginning on January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Halliburton Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
February 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited Halliburton Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Halliburton Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Halliburton Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Halliburton Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 17, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
February 17, 2010

HALLIBURTON COMPANY
Consolidated Statements of Operations

Millions of dollars and shares except per share data	Year Ended December 31 2009	2008	2007
Revenue:			
Services	$ 10,832	$ 13,391	$11,256
Product sales	3,843	4,888	4,008
Total revenue	14,675	18,279	15,264
Operating costs and expenses:			
Cost of services	9,224	10,079	8,167
Cost of sales	3,255	3,970	3,358
General and administrative	207	282	293
Gain on sale of assets, net	(5)	(62)	(52)
Total operating costs and expenses	12,681	14,269	11,766
Operating income	1,994	4,010	3,498
Interest expense	(297)	(167)	(168)
Interest income	12	39	124
Other, net	(27)	(33)	(7)
Income from continuing operations before income taxes	1,682	3,849	3,447
Provision for income taxes	(518)	(1,211)	(907)
Income from continuing operations	1,164	2,638	2,540
Income (loss) from discontinued operations, net of income tax (provision) benefit of $5, $3, and $(15)	(9)	(423)	996
Net income	$ 1,155	$ 2,215	$ 3,536
Noncontrolling interest in net income of subsidiaries	(10)	9	(50)
Net income attributable to company	$ 1,145	$ 2,224	$ 3,486
Amounts attributable to company shareholders:			
Income from continuing operations	$ 1,154	$ 2,647	$ 2,511
Income (loss) from discontinued operations, net	(9)	(423)	975
Net income attributable to company	$ 1,145	$ 2,224	$ 3,486
Basic income per share attributable to company shareholders:			
Income from continuing operations	$ 1.28	$ 3.00	$ 2.73
Income (loss) from discontinued operations, net	(0.01)	(0.48)	1.06
Net income per share	$ 1.27	$ 2.52	$ 3.79
Diluted income per share attributable to company shareholders:			
Income from continuing operations	$ 1.28	$ 2.91	$ 2.63
Income (loss) from discontinued operations, net	(0.01)	(0.46)	1.02
Net income per share	$ 1.27	$ 2.45	$ 3.65
Basic weighted average common shares outstanding	900	883	919
Diluted weighted average common shares outstanding	902	909	955

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Balance Sheets

Millions of dollars and shares except per share data	December 31 2009	2008
Assets		
Current assets:		
Cash and equivalents	$ 2,082	$ 1,124
Receivables (less allowance for bad debts of $90 and $60)	2,964	3,795
Inventories	1,598	1,828
Investments in marketable securities	1,312	–
Current deferred income taxes	210	246
Other current assets	472	418
Total current assets	8,638	7,411
Property, plant, and equipment (net of accumulated depreciation of $5,230 and $4,566)	5,759	4,782
Goodwill	1,100	1,072
Other assets	1,041	1,120
Total assets	$ 16,538	$ 14,385
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 787	$ 898
Current maturities of long-term debt	750	26
Accrued employee compensation and benefits	514	643
Deferred revenue	215	231
Department of Justice (DOJ) and Securities and Exchange Commission (SEC) settlement and indemnity, current	142	373
Other current liabilities	481	610
Total current liabilities	2,889	2,781
Long-term debt	3,824	2,586
Employee compensation and benefits	462	539
Other liabilities	606	735
Total liabilities	7,781	6,641
Shareholders' equity:		
Common shares, par value $2.50 per share – authorized 2,000 shares, issued 1,067	2,669	2,666
Paid-in capital in excess of par value	411	484
Accumulated other comprehensive loss	(213)	(215)
Retained earnings	10,863	10,041
Treasury stock, at cost – 165 and 172 shares	(5,002)	(5,251)
Company shareholders' equity	8,728	7,725
Noncontrolling interest in consolidated subsidiaries	29	19
Total shareholders' equity	8,757	7,744
Total liabilities and shareholders' equity	$ 16,538	$ 14,385

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Shareholders' Equity

Millions of dollars	2009	2008	2007
Balance at January 1	$ 7,744	$ 6,966	$ 7,465
Dividends and other transactions with shareholders	(144)	(623)	(1,529)
Adoption of new accounting standards	–	(703)	(30)
Shares exchanged in KBR, Inc. exchange offer	–	–	(2,809)
Comprehensive income:			
Net income	1,155	2,215	3,536
Net cumulative translation adjustments	(5)	1	(23)
Defined benefit and other postretirement plans adjustments	2	(106)	355
Net unrealized gains (losses) on investments	5	(6)	1
Total comprehensive income	1,157	2,104	3,869
Balance at December 31	$ 8,757	$ 7,744	$ 6,966

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Cash Flows

Millions of dollars	Year Ended December 31 2009	2008	2007
Cash flows from operating activities:			
Net income	$ 1,155	$ 2,215	$ 3,536
Adjustments to reconcile net income to net cash from operations:			
Depreciation, depletion, and amortization	931	738	583
Payments of DOJ and SEC settlement and indemnity	(417)	–	–
Provision (benefit) for deferred income taxes, continuing operations	274	254	(140)
(Income) loss from discontinued operations	9	423	(996)
Other changes:			
Receivables	869	(670)	(326)
Inventories	232	(368)	(218)
Accounts payable	(118)	161	77
Other	(529)	(79)	210
Total cash flows from operating activities	2,406	2,674	2,726
Cash flows from investing activities:			
Capital expenditures	(1,864)	(1,824)	(1,583)
Purchases of investments in marketable securities	(1,620)	–	(1,360)
Sales of investments in marketable securities	300	388	1,028
Sales of property, plant, and equipment	203	191	203
Acquisitions of assets, net of cash acquired	(55)	(652)	(563)
Disposal of KBR, Inc. cash upon separation	–	–	(1,461)
Other investing activities	(49)	41	75
Total cash flows from investing activities	(3,085)	(1,856)	(3,661)
Cash flows from financing activities:			
Proceeds from long-term borrowings, net of offering costs	1,975	1,187	–
Payments of dividends to shareholders	(324)	(319)	(314)
Payments on long-term borrowings	(31)	(2,048)	(7)
Payments to reacquire common stock	(17)	(507)	(1,374)
Other financing activities	67	164	125
Total cash flows from financing activities	1,670	(1,523)	(1,570)
Effect of exchange rate changes on cash	(33)	(18)	(27)
Increase (decrease) in cash and equivalents	958	(723)	(2,532)
Cash and equivalents at beginning of year	1,124	1,847	4,379
Cash and equivalents at end of year	$ 2,082	$ 1,124	$ 1,847
Supplemental disclosure of cash flow information:			
Cash payments during the year for:			
Interest	$ 251	$ 143	$ 144
Income taxes	$ 485	$ 1,057	$ 941

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Notes to Consolidated Financial Statements

Note 1. Description of Company and Significant Accounting Policies

Description of Company

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We are one of the world's largest oilfield services companies. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. We provide a comprehensive range of services and products for the exploration, development, and production of oil and natural gas around the world.

Use of estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States, requiring us to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and
- the reported amounts of revenue and expenses during the reporting period.

We believe the most significant estimates and assumptions are associated with the forecasting of our effective income tax rate and the valuation of deferred taxes, legal and environmental reserves, indemnity valuations, long-lived asset valuations, purchase price allocations, pensions, allowance for bad debts, and percentage-of-completion accounting for long-term contracts. Ultimate results could differ from those estimates.

Basis of presentation

The consolidated financial statements include the accounts of our company and all of our subsidiaries that we control or variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany accounts and transactions are eliminated. Investments in companies in which we have significant influence are accounted for using the equity method. If we do not have significant influence, we use the cost method.

We report two business segments. In the first quarter of 2009, we reclassified certain services between our operating segments to re-establish a new service offering. See Note 2 for further information. Additionally, KBR, Inc. (KBR), formerly a wholly owned subsidiary, is presented as discontinued operations in the consolidated financial statements. See Note 7 for additional information.

In 2009, we adopted the provisions of new accounting standards. See Note 14 for further information. All periods presented reflect these changes.

We have evaluated subsequent events through February 17, 2010, the date of issuance of the consolidated financial statements.

Revenue recognition

Overall. Our services and products are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including training and consulting services, is recognized when the services are rendered and collectability is reasonably assured. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis.

Software sales. Sales of perpetual software licenses, net of any deferred maintenance and support fees, are recognized as revenue upon shipment. Sales of time-based licenses are recognized as revenue over the license period. Maintenance and support fees are recognized as revenue ratably over the contract period, usually a one-year duration.

Percentage of completion. Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress related to contractually defined units of work. Physical percent complete is determined as a combination of input and output measures as deemed appropriate by the circumstances. All known or anticipated losses on contracts are provided for when they become evident. Cost adjustments that are in the process of being negotiated with customers for extra work or changes in the scope of work are included in revenue when collection is deemed probable.

Research and development

Research and development costs are expensed as incurred. Research and development costs were $325 million in 2009, $326 million in 2008, and $301 million in 2007.

Cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost represents invoice or production cost for new items and original cost less allowance for condition for used material returned to stock. Production cost includes material, labor, and manufacturing overhead. Some domestic manufacturing and field service finished products and parts inventories for drill bits, completion products, and bulk materials are recorded using the last-in, first-out method. The remaining inventory is recorded on the average cost method. We regularly review inventory quantities on hand and record provisions for excess or obsolete inventory based primarily on historical usage, estimated product demand, and technological developments.

Allowance for bad debts

We establish an allowance for bad debts through a review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of our customers.

Property, plant, and equipment

Other than those assets that have been written down to their fair values due to impairment, property, plant, and equipment are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are also used for tax purposes, wherever permitted. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Planned major maintenance costs are generally expensed as incurred. Expenditures for additions, modifications, and conversions are capitalized when they increase the value or extend the useful life of the asset.

Goodwill and other intangible assets

We record as goodwill the excess purchase price over the fair value of the tangible and identifiable intangible assets acquired. During 2009, we recorded an immaterial amount of goodwill from acquisitions. During 2008, we recorded an additional $274 million in goodwill arising from 2008 acquisitions, of which $159 million related to the Completion and Production segment and $115 million related to the Drilling and Evaluation segment. The reported amounts of goodwill for each reporting unit are reviewed for impairment on an annual basis, during the third quarter, and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each reporting unit to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of each of our reporting units exceeded its carrying amount by a significant margin for 2009, 2008, and 2007. In addition, there were no triggering events that occurred in 2009, 2008, or 2007 requiring us to perform additional impairment reviews.

We amortize other identifiable intangible assets with a finite life on a straight-line basis over the period which the asset is expected to contribute to our future cash flows, ranging from 3 years to 20 years. The components of these other intangible assets generally consist of patents, license agreements, non-compete agreements, trademarks, and customer lists and contracts.

Evaluating impairment of long-lived assets

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization is ceased while it is classified as held for sale.

Income taxes

We recognize the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

We generally do not provide income taxes on the undistributed earnings of non-United States subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These additional foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of taxes payable. Taxes are provided as necessary with respect to earnings that are not permanently reinvested.

Derivative instruments

At times, we enter into derivative financial transactions to hedge existing or projected exposures to changing foreign currency exchange rates. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives on the balance sheet at fair value. Derivatives are adjusted to fair value and reflected through the results of operations. Gains or losses on foreign currency derivatives are included in "Other, net" in our consolidated statements of operations. Our derivatives are not designated as hedges for accounting purposes.

Foreign currency translation

Foreign entities whose functional currency is the United States dollar translate monetary assets and liabilities at year-end exchange rates, and nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, cost of product sales and revenue, and expenses associated with nonmonetary balance sheet accounts, which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in our consolidated statements of operations in "Other, net" in the year of occurrence. Foreign entities whose functional currency is not the United States dollar translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in the consolidated statements of shareholders' equity as "Net cumulative translation adjustments."

Stock-based compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods to reflect actual forfeitures. See Note 10 for additional information related to stock-based compensation.

Note 2. Business Segment and Geographic Information

We operate under two divisions, which form the basis for the two operating segments we report: the Completion and Production segment and the Drilling and Evaluation segment. In the first quarter of 2009, we moved a portion of our completion tools and services from the Completion and Production segment to the Drilling and Evaluation segment to re-establish our testing and subsea services offering, which resulted in a change to our operating segments. All periods presented reflect reclassifications related to the change in operating segments.

Following is a discussion of our operating segments.

Completion and Production delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services.

Production enhancement services include stimulation services, pipeline process services, sand control services, and well intervention services. Stimulation services optimize oil and natural gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, which are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production. Well intervention services enable live well intervention and continuous pipe deployment capabilities through the use of hydraulic workover systems and coiled tubing tools and services.

Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Drilling and Evaluation provides field and reservoir modeling, drilling, evaluation, and well construction solutions that enable customers to model, measure, and optimize their well placement, stability, and reservoir evaluation activities. This segment consists of fluid services, drilling services, drill bits, wireline and perforating services, testing and subsea services, software and asset solutions, and project management services.

Fluid services provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and natural gas drilling, completion, and workover operations.

Drilling services provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control for precise wellbore placement while providing important measurements about the characteristics of the drill string and geological formations while drilling wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Drill bits provides roller cone rock bits, fixed cutter bits, hole enlargement and related downhole tools and services used in drilling oil and natural gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, perforating, and borehole seismic services. Perforating services include tubing-conveyed perforating services and products. Borehole seismic services include fracture analysis and mapping.

Testing and subsea services provide acquisition and analysis of dynamic reservoir information and reservoir optimization solutions to the oil and natural gas industry utilizing downhole test tools, data acquisition services using telemetry and electronic memory recording, fluid sampling, surface well testing, subsea safety systems, and reservoir engineering services.

Software and asset solutions is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and natural gas industry.

The Drilling and Evaluation segment also provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and natural gas assets.

Corporate and other includes expenses related to support functions and corporate executives. Also included are certain gains and losses that are not attributable to a particular business segment. "Corporate and other" represents assets not included in a business segment and is primarily composed of cash and equivalents, deferred tax assets, and marketable securities.

Intersegment revenue and revenue between geographic areas are immaterial. Our equity in earnings and losses of unconsolidated affiliates that are accounted for under the equity method is included in revenue and operating income of the applicable segment.

The following tables present information on our business segments.

Operations by business segment

	Year Ended December 31		
Millions of dollars	2009	2008	2007
Revenue:			
Completion and Production	$ 7,419	$ 9,610	$ 8,138
Drilling and Evaluation	7,256	8,669	7,126
Total revenue	$ 14,675	$ 18,279	$ 15,264
Operating income:			
Completion and Production	$ 1,016	$ 2,304	$ 2,119
Drilling and Evaluation	1,183	1,970	1,565
Total operations	2,199	4,274	3,684
Corporate and other	(205)	(264)	(186)
Total operating income	$ 1,994	$ 4,010	$ 3,498
Interest expense	$ (297)	$ (167)	$ (168)
Interest income	12	39	124
Other, net	(27)	(33)	(7)
Income from continuing operations before income taxes	$ 1,682	$ 3,849	$ 3,447
Capital expenditures:			
Completion and Production	$ 900	$ 787	$ 787
Drilling and Evaluation	959	1,031	763
Corporate and other	5	6	33
Total	$ 1,864	$ 1,824	$ 1,583
Depreciation, depletion, and amortization:			
Completion and Production	$ 437	$ 358	$ 282
Drilling and Evaluation	490	376	294
Corporate and other	4	4	7
Total	$ 931	$ 738	$ 583

Millions of dollars	December 31 2009	2008	2007
Total assets:			
Completion and Production	$ 5,920	$ 5,936	$ 4,763
Drilling and Evaluation	6,204	6,205	4,685
Shared assets	914	648	672
Corporate and other	3,500	1,596	3,015
Total	$ 16,538	$ 14,385	$ 13,135

Not all assets are associated with specific segments. Those assets specific to segments include receivables, inventories, certain identified property, plant, and equipment (including field service equipment), equity in and advances to related companies, and goodwill. The remaining assets, such as cash, are considered to be shared among the segments.

Revenue by country is determined based on the location of services provided and products sold.

Operations by geographic area

Millions of dollars	Year Ended December 31 2009	2008	2007
Revenue:			
United States	$ 5,248	$ 7,775	$ 6,673
Other countries	9,427	10,504	8,591
Total	$ 14,675	$ 18,279	$ 15,264

Millions of dollars	December 31 2009	2008	2007
Long-lived assets:			
United States	$ 4,274	$ 3,571	$ 2,733
Other countries	3,401	3,027	2,263
Total	$ 7,675	$ 6,598	$ 4,996

Note 3. Receivables

Our trade receivables are generally not collateralized. At December 31, 2009, 26% of our gross trade receivables were from customers in the United States. At December 31, 2008, 34% of our gross trade receivables were from customers in the United States. No other country or single customer accounted for more than 10% of our gross trade receivables at these dates.

The following table presents a rollforward of our allowance for bad debts for 2007, 2008, and 2009.

Millions of dollars Allowance for bad debts	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Balance at End of Period
Year ended December 31, 2007:	$ 40	$ 10	$ (1)	$ 49
Year ended December 31, 2008:	49	14	(3)	60
Year ended December 31, 2009:	60	37	(7)	90

Note 4. Inventories

Inventories are stated at the lower of cost or market. In the United States we manufacture certain finished products and parts inventories for drill bits, completion products, bulk materials, and other tools that are recorded using the last-in, first-out method, which totaled $68 million at December 31, 2009 and $92 million at December 31, 2008. If the average cost method had been used, total inventories would have been $33 million higher than reported at December 31, 2009 and $31 million higher than reported at December 31, 2008. The cost of the remaining inventory was recorded on the average cost method. Inventories consisted of the following:

	December 31	
Millions of dollars	2009	2008
Finished products and parts	$ 1,090	$ 1,312
Raw materials and supplies	480	446
Work in process	28	70
Total	$ 1,598	$ 1,828

Finished products and parts are reported net of obsolescence reserves of $94 million at December 31, 2009 and $81 million at December 31, 2008.

Note 5. Property, Plant, and Equipment

Property, plant, and equipment were composed of the following:

	December 31	
Millions of dollars	2009	2008
Land	$ 86	$ 58
Buildings and property improvements	1,306	1,082
Machinery, equipment, and other	9,597	8,208
Total	10,989	9,348
Less accumulated depreciation	5,230	4,566
Net property, plant, and equipment	$ 5,759	$ 4,782

The percentages of total buildings and property improvements and total machinery, equipment, and other, excluding oil and natural gas investments, are depreciated over the following useful lives:

	Buildings and Property Improvements	
	2009	2008
1 - 10 years	13%	17%
11 - 20 years	47%	46%
21 - 30 years	11%	12%
31 - 40 years	29%	25%

	Machinery, Equipment, and Other	
	2009	2008
1 - 5 years	19%	19%
6 - 10 years	75%	74%
11 - 20 years	6%	7%

Note 6. Debt

Long-term debt consisted of the following:

Millions of dollars	December 31 2009	December 31 2008
6.15% senior notes due September 2019	$ 997	$ –
7.45% senior notes due September 2039	995	–
6.7% senior notes due September 2038	800	800
5.5% senior notes due October 2010	750	749
5.9% senior notes due September 2018	400	400
7.6% senior debentures due August 2096	294	294
8.75% senior debentures due February 2021	185	185
Other	153	184
Total long-term debt	4,574	2,612
Less current maturities of long-term debt	750	26
Noncurrent portion of long-term debt (due 2017 and thereafter)	$ 3,824	$ 2,586

Senior debt

In the first quarter of 2009, we issued new senior notes totaling $2 billion at a discount. All of our senior notes and debentures rank equally with our existing and future senior unsecured indebtedness, have semiannual interest payments, and no sinking fund requirements. We may redeem all of our senior notes, except for our 5.5% senior notes, from time to time or all of the notes of each series at any time at the redemption prices, plus accrued and unpaid interest. Our 5.5% senior notes are redeemable by us, in whole or in part, at any time, subject to a redemption price equal to the greater of 100% of the principal amount of the notes or the sum of the present values of the remaining scheduled payments of principal and interest due on the notes discounted to the redemption date at the treasury rate plus 25 basis points. Our 7.6% and 8.75% senior debentures may not be redeemed prior to maturity.

Revolving credit facilities

We have an unsecured, $1.2 billion credit facility expiring 2012 whose purpose is to provide commercial paper support, general working capital, and credit for other corporate purposes. There were no cash drawings under the revolving credit facilities as of December 31, 2009 or 2008.

In March 2009, we terminated the $400 million unsecured, six-month revolving credit facility established in October 2008 to provide additional liquidity and for other general corporate purposes.

Note 7. KBR Separation

In 2007, we completed the separation of KBR from us by exchanging the shares of KBR common stock owned by us on that date for shares of our common stock. In the second quarter of 2007, we recorded a gain on the disposition of KBR of approximately $933 million, net of tax and the estimated fair value of the indemnities and guarantees provided to KBR as described below, which is included in income from discontinued operations on the consolidated statement of operations. During 2008, adjustments of $420 million, net of tax, to our liability for indemnities and guarantees were reflected as a loss in "Income (loss) from discontinued operations, net of income tax."

The following table presents the 2007 financial results of KBR, which are reflected as discontinued operations in our consolidated statements of operations. For accounting purposes, we ceased including KBR's operations in our results effective March 31, 2007.

Millions of dollars	Year Ended December 31 2007
Revenue	$ 2,250
Operating income	$ 62
Net income	$ 23 (a)

(a) Net income for 2007 represents our 81% share of KBR's results from January 1, 2007 through March 31, 2007.

We entered into various agreements relating to the separation of KBR, including, among others, a master separation agreement and a tax sharing agreement. The master separation agreement provides for, among other things, KBR's responsibility for liabilities related to its business and our responsibility for liabilities unrelated to KBR's business. We provide indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for:

- fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the United States Foreign Corrupt Practices Act (FCPA) or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by a consortium of engineering firms comprised of Technip SA of France, Snamprogetti Netherlands B.V., JGC Corporation of Japan, and Kellogg Brown & Root LLC (TSKJ) of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria; and
- all out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after the effective date of the master separation agreement as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project.

Additionally, we provide indemnities, performance guarantees, surety bond guarantees, and letter of credit guarantees that are currently in place in favor of KBR's customers or lenders under project contracts, credit agreements, letters of credit, and other KBR credit instruments. These indemnities and guarantees will continue until they expire at the earlier of: (1) the termination of the underlying project contract or KBR obligations thereunder; (2) the expiration of the relevant credit support instrument in accordance with its terms or release of such instrument by the customer; or (3) the expiration of the credit agreements. We have also provided a limited indemnity, with respect to FCPA and anti-trust governmental and third-party claims, to the lender parties under KBR's revolving credit agreement expiring in December 2010. KBR has agreed to indemnify us, other than for the FCPA and Barracuda-Caratinga bolts matter, if we are required to perform under any of the indemnities or guarantees related to KBR's revolving credit agreement, letters of credit, surety bonds, or performance guarantees described above.

In February 2009, the United States Department of Justice (DOJ) and Securities and Exchange Commission (SEC) FCPA investigations were resolved. The total of fines and disgorgement was $579 million, of which KBR consented to pay $20 million. As of December 31, 2009, we had paid $417 million, consisting of $240 million as a result of the DOJ settlement and the indemnity we provided to KBR upon separation and $177 million as a result of the SEC settlement. Our KBR indemnities and guarantees are primarily included in "Department of Justice (DOJ) and Securities and Exchange Commission (SEC) settlement and indemnity, current" and "Other liabilities" on the consolidated balance sheets and totaled $214 million at December 31, 2009 and $631 million at December 31, 2008. Excluding the remaining amounts necessary to resolve the DOJ and SEC investigations and under the indemnity we provided to KBR, our estimation of the remaining obligation for other indemnities and guarantees provided to KBR upon separation was $72 million at December 31, 2009. See Note 8 for further discussion of the FCPA and Barracuda-Caratinga matters.

The tax sharing agreement provides for allocations of United States and certain other jurisdiction tax liabilities between us and KBR.

Note 8. Commitments and Contingencies

Foreign Corrupt Practices Act investigations

Background. As a result of an ongoing FCPA investigation at the time of the KBR separation, we provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% beneficial interest in the venture. Part of KBR's ownership in TSKJ was held through M.W. Kellogg Limited (MWKL), a United Kingdom joint venture and subcontractor on the Bonny Island project, in which KBR beneficially owns a 55% interest. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

DOJ and SEC investigations resolved. In February 2009, the FCPA investigations by the DOJ and the SEC were resolved with respect to KBR and us. The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of the Bonny Island project.

The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ's ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement did not provide a monitor for us.

As part of the resolution of the SEC investigation, we retained an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we agreed to adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by the independent consultant. The review and evaluation were completed during the second quarter of 2009, and we have implemented the consultant's immediate recommendations and will implement the remaining long-term recommendations by mid-year 2010. As a result of the substantial enhancement of our anti-bribery and foreign agent internal controls and record-keeping procedures prior to the review of the independent consultant, we do not expect the implementation of the consultant's recommendations to materially impact our long-term strategy to grow our international operations. In 2010, the independent consultant will perform a 30-day, follow-up review to confirm that we have implemented the recommendations and continued the application of our current policies and procedures and to recommend any additional improvements.

KBR has agreed that our indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied.

Other matters. In addition to the DOJ and the SEC investigations, we are aware of other investigations in France, Nigeria, the United Kingdom, and Switzerland regarding the Bonny Island project. In the United Kingdom, the Serious Fraud Office (SFO) is considering civil claims or criminal prosecution under various United Kingdom laws and appears to be focused on the actions of MWKL, among others. Violations of these laws could result in fines, restitution and confiscation of revenues, among other penalties, some of which could be subject to our indemnification obligations under the master separation agreement. Our indemnity for penalties under the master separation agreement with respect to MWKL is limited to 55% of such penalties, which is KBR's beneficial ownership interest in MWKL. MWKL is cooperating with the SFO's investigation. Whether the SFO pursues civil or criminal claims, and the amount of any fines, restitution, confiscation of revenues or other penalties that could be assessed would depend on, among other factors, the SFO's findings regarding the amount, timing, nature and scope of any improper payments or other activities, whether any such payments or other activities were authorized by or made with knowledge of MWKL, the amount of revenue involved, and the level of cooperation provided to the SFO during the investigations. MWKL has informed the SFO that it intends to self-report corporate liability for corruption-related offenses arising out of the Bonny Island project. Based on discussions with the SFO, MWKL expects to receive confirmation that it will be admitted into the plea negotiation process under the Guidelines on Plea Discussions in Cases of Complex or Serious Fraud, which have been issued by the Attorney General for England and Wales.

The DOJ and SEC settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.

Our indemnity of KBR and its majority-owned subsidiaries continues with respect to other investigations within the scope of our indemnity. Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

At this time, other than the claims being considered by the SFO, no claims by governmental authorities in foreign jurisdictions have been asserted against the indemnified parties. Therefore, we are unable to estimate the maximum potential amount of future payments that could be required to be made under our indemnity to KBR and its majority-owned subsidiaries related to these matters. See Note 7 for additional information.

Barracuda-Caratinga arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Initial estimates by KBR indicated that costs of these various solutions ranged up to $148 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending this matter and has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing in March 2008 to determine which party is responsible for the designation of the material used for the bolts. On May 13, 2009, the arbitration panel held that KBR and not Petrobras selected the material to be used for the bolts. Accordingly, the arbitration panel held that there is no implied warranty by Petrobras to KBR as to the suitability of the bolt material and that the parties' rights are to be governed by the express terms of their contract. The arbitration panel set the final hearing on liability and damages for early May 2010. Our estimation of the indemnity obligation regarding the Barracuda-Caratinga arbitration is recorded as a liability in our consolidated financial statements as of December 31, 2009 and December 31, 2008. See Note 7 for additional information regarding the KBR indemnification.

Securities and related litigation

In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the SEC initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled *Richard Moore, et al. v. Halliburton Company, et al.*, was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case is now styled *Archdiocese of Milwaukee Supporting Fund (AMSF) v. Halliburton Company, et al.* We settled with the SEC in the second quarter of 2004.

In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of the 1998 acquisition of Dresser Industries, Inc. by Halliburton, including that we failed to timely disclose the resulting asbestos liability exposure.

In April 2005, the court appointed new co-lead counsel and named AMSF the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005, at which time the court took the motion under advisement. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting AMSF to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, AMSF filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our Chief Executive Officer (CEO). The court ordered that the case proceed against our CEO and Halliburton.

In September 2007, AMSF filed a motion for class certification, and our response was filed in November 2007. The court held a hearing in March 2008, and issued an order November 3, 2008 denying AMSF's motion for class certification. AMSF then filed a motion with the Fifth Circuit Court of Appeals requesting permission to appeal the district court's order denying class certification. The Fifth Circuit granted AMSF's motion. Both parties filed briefs, and the Fifth Circuit heard oral argument in December of 2009. The Fifth Circuit affirmed the district court's order denying class certification. AMSF will have the opportunity to request additional review by the Fifth Circuit and the United States Supreme Court. As of December 31, 2009, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Shareholder derivative cases

In May 2009, two shareholder derivative lawsuits involving us and KBR were filed in Harris County, Texas naming as defendants various current and retired Halliburton directors and officers and current KBR directors. These cases allege that the individual Halliburton defendants violated their fiduciary duties of good faith and loyalty to the detriment of Halliburton and its shareholders by failing to properly exercise oversight responsibilities and establish adequate internal controls. The District Court consolidated the two cases and the plaintiffs filed a consolidated petition against current and former Halliburton directors and officers only containing various allegations of wrongdoing including violations of the FCPA, claimed KBR offenses while acting as a government contractor in Iraq, claimed KBR offenses and fraud under United States government contracts, Halliburton activity in Iran, and illegal kickbacks. As of December 31, 2009, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Asbestos insurance settlements

At December 31, 2004, we resolved all open and future asbestos- and silica-related claims in the prepackaged Chapter 11 proceedings of DII Industries LLC, Kellogg Brown & Root LLC, and our other affected subsidiaries that had previously been named as defendants in a large number of asbestos- and silica-related lawsuits. During 2004, we settled insurance disputes with substantially all the insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies.

Under the insurance settlements entered into as part of the resolution of our Chapter 11 proceedings, we have agreed to indemnify our insurers under certain historic general liability insurance policies in certain situations. We have concluded that the likelihood of any claims triggering the indemnity obligations is remote, and we believe any potential liability for these indemnifications will be immaterial. Further, an estimate of possible loss or range of loss related to this matter cannot be made. At December 31, 2009, we had not recorded any liability associated with these indemnifications.

Environmental

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $53 million as of December 31, 2009 and $64 million as of December 31, 2008. Our total liability related to environmental matters covers numerous properties.

We have subsidiaries that have been named as potentially responsible parties along with other third parties for 10 federal and state superfund sites for which we have established a liability. As of December 31, 2009, those 10 sites accounted for approximately $14 million of our total $53 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Letters of credit

In the normal course of business, we have agreements with financial institutions under which approximately $1.8 billion of letters of credit, bank guarantees, or surety bonds were outstanding as of December 31, 2009, including $380 million of surety bonds related to Venezuela. In addition, $390 million of the total $1.8 billion relates to KBR letters of credit, bank guarantees, or surety bonds that are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Leases

We are obligated under operating leases, principally for the use of land, offices, equipment, manufacturing and field facilities, and warehouses. Total rentals, net of sublease rentals, were $528 million in 2009, $561 million in 2008, and $487 million in 2007.

Future total rentals on noncancellable operating leases are as follows: $149 million in 2010; $112 million in 2011; $70 million in 2012; $42 million in 2013; $29 million in 2014; and $142 million thereafter.

Note 9. Income Taxes

The components of the (provision)/benefit for income taxes on continuing operations were:

	Year Ended December 31		
Millions of dollars	2009	2008	2007
Current income taxes:			
Federal	$ 30	$ (561)	$ (560)
Foreign	(250)	(346)	(449)
State	(24)	(50)	(38)
Total current	(244)	(957)	(1,047)
Deferred income taxes:			
Federal	(237)	(303)	129
Foreign	(31)	64	7
State	(6)	(15)	4
Total deferred	(274)	(254)	140
Provision for income taxes	$ (518)	$ (1,211)	$ (907)

The United States and foreign components of income from continuing operations before income taxes were as follows:

	Year Ended December 31		
Millions of dollars	2009	2008	2007
United States	$ 589	$ 2,674	$ 2,206
Foreign	1,093	1,175	1,241
Total	$ 1,682	$ 3,849	$ 3,447

Reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income from continuing operations before income taxes were as follows:

	Year Ended December 31		
	2009	2008	2007
United States statutory rate	35.0%	35.0%	35.0%
Impact of foreign income taxed at different rates	(3.3)	(1.1)	(2.3)
Adjustments of prior year taxes	(2.1)	(1.9)	(0.3)
Other impact of foreign operations	(0.4)	(1.1)	(3.9)
Valuation allowance	–	0.1	(2.0)
Other items, net	1.6	0.5	(0.2)
Total effective tax rate on continuing operations	30.8%	31.5%	26.3%

The major component of the difference between the 2009 statutory rate compared to the effective rate was the decline in our United States operating results, which are generally subject to higher income tax rates than most of our foreign jurisdictions. This decline resulted in a higher mix of foreign income taxed at lower rates. The major component of the difference between the 2007 statutory rate compared to the effective rate was the favorable impact of the ability to recognize United States foreign tax credits of approximately $205 million. This amount consisted of approximately $68 million of a change in valuation allowance for credits previously recognized and approximately $137 million reflected in other impact of foreign operations for changes to United States tax filings to claim foreign tax credits rather than deducting foreign taxes.

The primary components of our deferred tax assets and liabilities were as follows:

	December 31	
Millions of dollars	2009	2008
Gross deferred tax assets:		
Employee compensation and benefits	$ 266	$ 324
Accrued liabilities	75	81
Net operating loss carryforwards	64	50
Capitalized research and experimentation	56	74
Insurance accruals	48	47
Software revenue recognition	35	31
Inventory	29	26
Other	80	114
Total gross deferred tax assets	653	747
Gross deferred tax liabilities:		
Depreciation and amortization	447	303
Joint ventures, partnerships, and unconsolidated affiliates	33	25
Other	55	38
Total gross deferred tax liabilities	535	366
Net deferred income tax asset	$ 118	$ 381

At December 31, 2009, we had a total of $218 million of foreign net operating loss carryforwards, of which $73 million will expire from 2010 through 2020 and $145 million that will not expire due to indefinite expiration dates.

The following table presents a rollforward of our unrecognized tax benefits and associated interest and penalties.

Millions of dollars	Unrecognized Tax Benefits	Interest and Penalties
Balance at January 1, 2007	$ 242	$ 34
Change in prior year tax positions	145	–
Change in current year tax positions	34	4
Cash settlements with taxing authorities	(30)	(1)
Lapse of statute of limitations	(3)	–
Balance at December 31, 2007	$ 388	$ 37
Change in prior year tax positions	(98)	5
Change in current year tax positions	25	2
Cash settlements with taxing authorities	(5)	–
Lapse of statute of limitations	(10)	(1)
Balance at December 31, 2008	$ 300 (a)	$ 43
Change in prior year tax positions	(42)	(6)
Change in current year tax positions	23	2
Cash settlements with taxing authorities	(7)	(1)
Lapse of statute of limitations	(11)	(9)
Balance at December 31, 2009	$ 263(a) (b)	$ 29

(a) Includes $149 million and $137 million as of December 31, 2009 and 2008 in amounts to be settled in accordance with our tax sharing agreement with KBR and foreign unrecognized tax benefits that would give rise to a United States tax credit. The remaining balance of $114 million and $163 million as of December 31, 2009 and 2008, if resolved in our favor, would positively impact the effective tax rate, and therefore, be recognized as additional tax benefits in our statements of operations.

(b) Includes $99 million that could be resolved within the next 12 months.

We file income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, we are no longer subject to United States federal, state, and local, or non-United States income tax examination by tax authorities for years before 1998. Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. Currently, our United States federal tax filings are under review for tax years 2000 through 2007.

Note 10. Shareholders' Equity and Stock Incentive Plans

The following tables summarize our common stock and other shareholders' equity activity:

Millions of dollars	Company Shareholders' Equity: Common Shares	Paid-in Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Consolidated Subsidiaries	Total
Balance at December 31, 2006	$ 2,650	$ 1,689	$ (1,577)	$ 5,051	$ (437)	$ 69	$ 7,445
Adoption of new accounting standard	–	63	–	(43)	–	–	20
Adjusted Balance at December 31, 2006	$ 2,650	$ 1,752	$ (1,577)	$ 5,008	$ (437)	$ 69	$ 7,465
Cash dividends paid	–	–	–	(314)	–	–	(314)
Stock plans	7	23	130	–	–	–	160
Common shares purchased	–	–	(1,374)	–	–	–	(1,374)
Tax benefit from exercise of options and restricted stock	–	29	–	–	–	–	29
Distributions to noncontrolling interest holders	–	–	–	–	–	(5)	(5)
Other transactions with shareholders	–	–	–	(4)	–	(21)	(25)
Total dividends and other transactions with shareholders	7	52	(1,244)	(318)	–	(26)	(1,529)
Shares exchanged in KBR, Inc. exchange offer	–	–	(2,809)	–	–	–	(2,809)
Adoption of new accounting standard	–	–	–	(30)	–	–	(30)
Comprehensive income (loss):							
Net income	–	–	–	3,486	–	50	3,536
Other comprehensive income (loss):							
Cumulative translation adjustment	–	–	–	–	1	–	1
Realization of translation gains included in net income	–	–	–	–	(24)	–	(24)
Defined benefit and other postretirement plans adjustments:							
Prior service cost:							
Plan amendment	–	–	–	–	(2)	–	(2)
Settlements/curtailments	–	–	–	–	5	–	5
Actuarial gain (loss):							
Net gain	–	–	–	–	105	–	105
Amortization of net loss	–	–	–	–	14	–	14
Settlements/curtailments	–	–	–	–	7	–	7
Tax effect on defined benefit and postretirement plans	–	–	–	–	(45)	–	(45)
KBR, Inc. separation	–	–	–	–	271	–	271
Defined benefit and other postretirement plans, net	–	–	–	–	355	–	355
Net unrealized gains on investments, net of tax provision of $0	–	–	–	–	1	–	1
Total comprehensive income	–	–	–	3,486	333	50	3,869
Balance at December 31, 2007	$ 2,657	$ 1,804	$(5,630)	$ 8,146	$ (104)	$ 93	$ 6,966

Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Consolidated Subsidiaries	Total
	Company Shareholders' Equity						
Balance at December 31, 2007	$ 2,657	$ 1,804	$(5,630)	$ 8,146	$ (104)	$ 93	$ 6,966
Cash dividends paid	–	–	–	(319)	–	–	(319)
Stock plans	9	41	173	–	–	–	223
Common shares purchased	–	–	(507)	–	–	–	(507)
Tax benefit from exercise of options and restricted stock	–	45	–	–	–	–	45
Distributions to noncontrolling interest holders	–	–	–	–	–	(2)	(2)
Other transactions with shareholders	–	–	–	–	–	(63)	(63)
Total dividends and other transactions with Shareholders	9	86	(334)	(319)	–	(65)	(623)
Adoption of new accounting standards	–	(693)	–	(10)	–	–	(703)
Portion of the convertible debt premium settled in stock, at cost	–	(713)	713	–	–	–	–
Comprehensive income (loss):							
Net income	–	–	–	2,224	–	(9)	2,215
Other comprehensive income (loss):							
Cumulative translation adjustment	–	–	–	–	1	–	1
Defined benefit and other postretirement plans adjustments:							
Actuarial net loss	–	–	–	–	(170)	–	(170)
Other	–	–	–	–	18	–	18
Tax effect on defined benefit and postretirement plans	–	–	–	–	46	–	46
Defined benefit and other postretirement plans, net	–	–	–	–	(106)	–	(106)
Net unrealized losses on investments, net of tax benefit of $4	–	–	–	–	(6)	–	(6)
Total comprehensive income	–	–	–	2,224	(111)	(9)	2,104
Balance at December 31, 2008	$ 2,666	$ 484	$ (5,251)	$ 10,041	$ (215)	$ 19	$ 7,744
Cash dividends paid	–	–	–	(324)	–	–	(324)
Stock plans	3	(51)	266	–	–	–	218
Common shares purchased	–	–	(17)	–	–	–	(17)
Tax loss from exercise of options and restricted stock	–	(22)	–	–	–	–	(22)
Other	–	–	–	1	–	–	1
Total dividends and other transactions with shareholders	3	(73)	249	(323)	–	–	(144)
Comprehensive income (loss):							
Net income	–	–	–	1,145	–	10	1,155
Other comprehensive income (loss):							
Cumulative translation adjustment	–	–	–	–	(5)	–	(5)
Defined benefit and other postretirement plans adjustments, net	–	–	–	–	2	–	2
Net unrealized gains on investments, net of tax provision of $3	–	–	–	–	5	–	5
Total comprehensive income	–	–	–	1,145	2	10	1,157
Balance at December 31, 2009	$ 2,669	$ 411	$ (5,002)	$ 10,863	$ (213)	$ 29	$ 8,757

Accumulated other comprehensive loss	December 31		
Millions of dollars	2009	2008	2007
Cumulative translation adjustment	$ (65)	$ (60)	$ (61)
Defined benefit and other postretirement liability adjustments (a)	(149)	(151)	(45)
Unrealized gains (losses) on investments	1	(4)	2
Total accumulated other comprehensive loss	$ (213)	$ (215)	$ (104)

(a) Includes net actuarial losses of $36 million for our United States pension plans and $149 million for our international pension plans at December 31, 2009, $37 million for our United States pension plans and $161 million for our international pension plans at December 31, 2008, and $13 million for our United States pension plans and $72 million for our international pension plans at December 31, 2007.

Shares of common stock	December 31		
Millions of shares	2009	2008	2007
Issued	1,067	1,067	1,063
In treasury	(165)	(172)	(183)
Total shares of common stock outstanding	902	895	880

Our stock repurchase program has an authorization of $5.0 billion, of which $1.8 billion remained available at December 31, 2009. The program does not require a specific number of shares to be purchased and the program may be affected through solicited or unsolicited transactions in the market or in privately negotiated transactions. The program may be terminated or suspended at any time. From the inception of this program in February 2006 through December 31, 2009, we have repurchased approximately 92 million shares of our common stock for approximately $3.2 billion at an average price per share of $34.30. There were no stock repurchases under the program in 2009.

Preferred Stock

Our preferred stock consists of five million total authorized shares at December 31, 2009, of which none are issued.

Stock Incentive Plans

The following table summarizes stock-based compensation costs for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31		
Millions of dollars	2009	2008	2007
Stock-based compensation cost	$ 143	$ 103	$ 97
Tax benefit	$ (50)	$ (36)	$ (35)
Stock-based compensation cost, net of tax	$ 93	$ 67	$ 62

Our Stock and Incentive Plan, as amended (Stock Plan), provides for the grant of any or all of the following types of stock-based awards:

- stock options, including incentive stock options and nonqualified stock options;
- restricted stock awards;
- restricted stock unit awards;
- stock appreciation rights; and
- stock value equivalent awards.

There are currently no stock appreciation rights or stock value equivalent awards outstanding.

Under the terms of the Stock Plan, approximately 133 million shares of common stock have been reserved for issuance to employees and non-employee directors. At December 31, 2009, approximately 34 million shares were available for future grants under the Stock Plan. The stock to be offered pursuant to the grant of an award under the Stock Plan may be authorized but unissued common shares or treasury shares.

In addition to the provisions of the Stock Plan, we also have stock-based compensation provisions under our Restricted Stock Plan for Non-Employee Directors and our Employee Stock Purchase Plan (ESPP).

Each of the active stock-based compensation arrangements is discussed below.

Stock options

The majority of our options are generally issued during the second quarter of the year. All stock options under the Stock Plan are granted at the fair market value of our common stock at the grant date. Employee stock options vest ratably over a three- or four-year period and generally expire 10 years from the grant date. Stock options granted to non-employee directors vest after six months. Compensation expense for stock options is generally recognized on a straight line basis over the entire vesting period. No further stock option grants are being made under the stock plans of acquired companies.

The following table represents our stock options activity during 2009.

Stock Options	Number of Shares *(in millions)*	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding at January 1, 2009	12.8	$ 25.64		
Granted	3.9	21.81		
Exercised	(1.0)	16.86		
Forfeited/expired	(0.5)	26.10		
Outstanding at December 31, 2009	15.2	$ 25.17	6.5	$ 119
Exercisable at December 31, 2009	9.2	$ 23.51	4.9	$ 81

The total intrinsic value of options exercised was $10 million in 2009, $106 million in 2008, and $68 million in 2007. As of December 31, 2009, there was $40 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 2 years.

Cash received from option exercises was $74 million during 2009, $120 million during 2008, and $110 million during 2007. The tax benefit realized from the exercise of stock options was $3 million in 2009, $33 million in 2008, and $22 million in 2007.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility of options granted was a blended rate based upon implied volatility calculated on actively traded options on our common stock and upon the historical volatility of our common stock. The expected term of options granted was based upon historical observation of actual time elapsed between date of grant and exercise of options for all employees. The assumptions and resulting fair values of options granted were as follows:

	Year Ended December 31		
	2009	2008	2007
Expected term (in years)	5.18	5.20	5.14
Expected volatility	53.06%	32.30%	35.70%
Expected dividend yield	1.23 – 2.55%	0.71 – 2.38%	0.89 – 1.14%
Risk-free interest rate	1.38 – 2.47%	1.57 – 3.32%	3.37 – 5.00 %
Weighted average grant-date fair value per share	$ 9.36	$ 12.28	$ 11.35

Restricted stock

Restricted shares issued under the Stock Plan are restricted as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with our established policies. Upon termination of employment, shares on which restrictions have not lapsed must be returned to us, resulting in restricted stock forfeitures. The fair market value of the stock on the date of grant is amortized and charged to income on a straight-line basis over the requisite service period for the entire award.

Our Restricted Stock Plan for Non-Employee Directors (Directors Plan) allows for each non-employee director to receive an annual award of 800 restricted shares of common stock as a part of their compensation. These awards have a minimum restriction period of six months, and the restrictions lapse upon the earlier of mandatory director retirement at age 72 or early retirement from the Board after four years of service. The fair market value of the stock on the date of grant is amortized over the lesser of the time from the grant date to age 72 or the time from the grant date to completion of four years of service on the Board. We reserved 200,000 shares of common stock for issuance to non-employee directors, which may be authorized but unissued common shares or treasury shares. At December 31, 2009, 130,400 shares had been issued to non-employee directors under this plan. There were 8,000 shares, 7,200 shares, and 8,800 shares of restricted stock awarded under the Directors Plan in 2009, 2008, and 2007. In addition, during 2009, our non-employee directors were awarded 53,170 shares of restricted stock under the Stock Plan, which are included in the table below.

The following table represents our Stock Plan and Directors Plan restricted stock awards and restricted stock units granted, vested, and forfeited during 2009.

Restricted Stock	Number of Shares *(in millions)*	Weighted Average Grant-Date Fair Value per Share
Nonvested shares at January 1, 2009	9.0	$ 31.64
Granted	6.2	22.61
Vested	(2.8)	29.13
Forfeited	(0.4)	32.57
Nonvested shares at December 31, 2009	12.0	$ 27.61

The weighted average grant-date fair value of shares granted during 2008 was $36.78 and during 2007 was $32.24. The total fair value of shares vested during 2009 was $62 million, during 2008 was $81 million, and during 2007 was $79 million. As of December 31, 2009, there was $277 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock, which is expected to be recognized over a weighted average period of 4 years.

Employee Stock Purchase Plan

Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of our common stock. Unless the Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Under this plan, 44 million shares of common stock have been reserved for issuance. They may be authorized but unissued shares or treasury shares. As of December 31, 2009, 19.5 million shares have been sold through the ESPP.

The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. The expected volatility was a one-year historical volatility of our common stock. The assumptions and resulting fair values were as follows:

	Offering period July 1 through December 31		
	2009	2008	2007
Expected term (in years)	0.5	0.5	0.5
Expected volatility	80.41%	28.88%	29.49%
Expected dividend yield	1.74%	0.67%	1.03%
Risk-free interest rate	0.33%	2.17%	4.98%
Weighted average grant-date fair value per share	$ 7.66	$ 12.58	$ 7.97

	Offering period January 1 through June 30		
	2009	2008	2007
Expected term (in years)	0.5	0.5	0.5
Expected volatility	70.91%	24.69%	34.91%
Expected dividend yield	1.85%	0.93%	1.00%
Risk-free interest rate	0.27%	3.40%	5.09%
Weighted average grant-date fair value per share	$ 6.69	$ 8.64	$ 7.20

Note 11. Income per Share

Basic income per share is based on the weighted average number of common shares outstanding during the period. Diluted income per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued.

Effective April 5, 2007, common shares outstanding were reduced by the 85.3 million shares of our common stock that we accepted in exchange for the shares of KBR common stock we owned. A reconciliation of the number of shares used for the basic and diluted income per share calculations is as follows:

Millions of shares	2009	2008	2007
Basic weighted average common shares outstanding	900	883	919
Dilutive effect of:			
Convertible senior notes premium (a)	–	22	29
Stock options	2	4	7
Diluted weighted average common shares outstanding	902	909	955

(a) 3.125% convertible senior notes due 2023, which were settled during the third quarter of 2008.

Excluded from the computation of diluted income per share are options to purchase seven million shares of common stock that were outstanding in 2009, four million shares of common stock that were outstanding in 2008, and three million shares of common stock that were outstanding in 2007. These options were outstanding during these years but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common shares.

Note 12. Financial Instruments and Risk Management

Foreign exchange risk

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We selectively manage significant exposures to potential foreign exchange losses considering current market conditions, future operating activities, and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to protect us from the risk that the eventual dollar cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

We manage our currency exposure through the use of currency derivative instruments as it relates to the major currencies, which are generally the currencies of the countries in which we do the majority of our international business. These instruments are not treated as hedges for accounting purposes and generally have an expiration date of two years or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are generally used to manage identifiable foreign currency commitments. Forward exchange contracts and foreign exchange option contracts, which convey the right, but not the obligation, to sell or buy a specified amount of foreign currency at a specified price, are generally used to manage exposures related to assets and liabilities denominated in a foreign currency. None of the forward or option contracts are exchange traded. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit our ability to benefit from favorable fluctuations in foreign exchange rates.

Foreign currency contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency commitments in non-traded currencies and recognize that pricing for the services and products offered in these countries should cover the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

Notional amounts and fair market values. The notional amounts of open foreign exchange forward contracts and option contracts were $318 million at December 31, 2009 and $324 million at December 31, 2008. The notional amounts of our foreign exchange contracts do not generally represent amounts exchanged by the parties and, thus, are not a measure of our exposure or of the cash requirements related to these contracts. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as exchange rates. The estimated fair market value of our foreign exchange contracts was not material at either December 31, 2009 or December 31, 2008.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments, and trade receivables. It is our practice to place our cash equivalents and investments in high quality securities with various investment institutions. We derive the majority of our revenue from sales and services to the energy industry. Within the energy industry, trade receivables are generated from a broad and diverse group of customers. There are concentrations of receivables in the United States. We maintain an allowance for losses based upon the expected collectability of all trade accounts receivable. In addition, see Note 3 for discussion of receivables.

There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts. We select counterparties based on their profitability, balance sheet, and a capacity for timely payment of financial commitments, which is unlikely to be adversely affected by foreseeable events.

Interest rate risk

Our outstanding debt instruments have fixed interest rates.

At December 31, 2009, we held $1.3 billion in United States Treasury securities with maturities that extend through September 2010. These securities are accounted for as available-for-sale and recorded at fair value in "Investments in marketable securities."

Fair market value of financial instruments. The carrying amount of cash and equivalents, receivables, short-term notes payable, and accounts payable, as reflected in the consolidated balance sheets, approximates fair market value due to the short maturities of these instruments. The following table presents the fair values of our other material financial assets and liabilities and the basis for determining their fair values:

Millions of dollars	Carrying value	Fair value	Quoted prices in active markets for identical assets or liabilities	Significant observable inputs for similar assets or liabilities
December 31, 2009				
Marketable securities	$ 1,312	$ 1,312	$ 1,312	$ –
Long-term debt	4,574	5,301	4,874	427 (a)
December 31, 2008				
Long-term debt	$ 2,612	$ 2,826	$ 2,414	$ 412 (a)

(a) Calculated based on the fair value of other actively-traded, Halliburton debt.

Note 13. Retirement Plans

Our company and subsidiaries have various plans that cover a significant number of our employees. These plans include defined contribution plans, defined benefit plans, and other postretirement plans:

- our defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant's account are to be determined rather than the amount of pension benefits the participant is to receive. Contributions to these plans are based on pretax income and/or discretionary amounts determined on an annual basis. Our expense for the defined contribution plans for continuing operations totaled $186 million in 2009, $178 million in 2008, and $162 million in 2007;
- our defined benefit plans include both funded and unfunded pension plans, which define an amount of pension benefit to be provided, usually as a function of age, years of service, and/or compensation; and
- our postretirement medical plans are offered to specific eligible employees. These plans are contributory. For some plans, our liability is limited to a fixed contribution amount for each participant or dependent. Plan participants share the total cost for all benefits provided above our fixed contributions. Participants' contributions are adjusted as required to cover benefit payments. We have made no commitment to adjust the amount of our contributions; therefore, the computed accumulated postretirement benefit obligation amount for these plans is not affected by the expected future health care cost inflation rate. The liability at the balance sheet dates presented and the annual cost for these plans are not material.

Effective for our fiscal year ended December 31, 2009, we adopted an update to existing accounting standards that amends the requirements for employers' disclosures about plan assets for defined benefit pension and other postretirement plans. The objectives of this update are to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and, for fair value measurements determined using significant unobservable inputs, a reconciliation of changes between the beginning and ending balances.

Effective for our fiscal year ended December 31, 2008, we adopted the requirements of a new accounting standard to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end.

The discontinued operations of KBR have been excluded from all of the following tables and disclosures.

Funded status

The following table presents a reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of our pension plans.

	2009		2008	
Millions of dollars	United States	International	United States	International
Benefit obligation				
Benefit obligation at beginning of period	$ 108	$ 690	$ 110	$ 874
Service cost	–	21	–	29
Interest cost	5	44	6	50
Plan participants' contributions	–	2	–	5
Plan amendments	–	–	–	1
Settlements/curtailments	(8)	(35)	–	(42)
Divestitures	–	–	–	(1)
Business combinations	–	–	–	1
Currency fluctuations	–	57	–	(201)
Actuarial (gain) loss	11	81	–	(18)
Benefits paid	(6)	(27)	(9)	(28)
Retained earnings adjustment – Adoption of accounting standard	–	–	1	20
Projected benefit obligation at end of period	$ 110	$ 833	$ 108	$ 690
Accumulated benefit obligation at end of period	$ 110	$ 764	$ 108	$ 533

	2009		2008	
Millions of dollars	United States	International	United States	International
Plan assets				
Fair value of plan assets at beginning of period	$ 66	$ 430	$ 107	$ 724
Actual return on plan assets	14	107	(33)	(111)
Employer contributions	14	85	1	51
Settlements/curtailments	(8)	(3)	–	(42)
Divestitures	–	–	–	(1)
Business combinations	–	–	–	1
Plan participants' contributions	–	2	–	5
Currency fluctuations	–	48	–	(181)
Benefits paid	(6)	(27)	(9)	(28)
Retained earnings adjustment – Adoption of accounting standard	–	–	–	12
Fair value of plan assets at end of period	$ 80	$ 642	$ 66	$ 430
Funded status at end of period	$ (30)	$ (191)	$ (42)	$ (260)

Millions of dollars	2009 United States	2009 International	2008 United States	2008 International
Amounts recognized on the Consolidated Balance Sheets				
Other assets	$ –	$ 1	$ –	$ 1
Accrued employee compensation and benefits	–	(15)	(2)	(12)
Employee compensation and benefits	(30)	(177)	(40)	(249)
Pension plans in which projected benefit obligation exceeded plan assets at December 31				
Projected benefit obligation	$ 110	$ 821	$ 107	$ 675
Fair value of plan assets	80	629	65	414
Pension plans in which accumulated benefit obligation exceeded plan assets at December 31				
Accumulated benefit obligation	$ 110	$ 690	$ 107	$ 477
Fair value of plan assets	80	562	65	360

Fair value measurements of plan assets

The following tables set forth the fair value of our United States and international plan assets at December 31, 2009.

	United States Pension Plans		
Millions of dollars	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs for Similar Assets	Total
United States equity securities	$ 31	$ –	$ 31
Non-United States equity securities	18	–	18
Other assets	1	30	31
Fair value of plan assets	$ 50	$ 30	$ 80

	International Pension Plans			
Millions of dollars	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs for Similar Assets	Significant Unobservable Inputs	Total
United States equity securities	$ 41	$ –	$ –	$ 41
Non-United States equity securities	126	–	–	126
Government bonds	–	78	–	78
Corporate bonds	–	87	–	87
Common collective trust funds (a)	–	202	–	202
Other assets	35	2	71	108
Fair value of plan assets	$ 202	$ 369	$ 71	$ 642

(a) This asset category includes 84% of investments in non-United States equity securities, 14% of investments in United States equity securities, and 2% of investments in fixed income securities.

At December 31, 2008, 59% of our United States pension plan assets were invested in equity securities, 40% were invested in debt securities, and 1% were in other investments. At December 31 2008, 49% of the assets in our international pension plans were invested in equity securities, 35% were invested in debt securities, and 16% were in other investments.

Equity securities are traded in active markets and valued based on their quoted fair value by independent pricing vendors. Government bonds and corporate bonds are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates. Common collective trust funds are valued at the net asset value of units held by the plans at year-end.

Our investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities, as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities, as they are expected to produce current income with limited volatility. The fixed income allocation is generally invested with a similar maturity profile to that of the benefit obligations to ensure that changes in interest rates are adequately reflected in the assets of the plan. Risk management practices include diversification by issuer, industry, and geography, as well as the use of multiple asset classes and investment managers within each asset class.

For our United States pension plans, the target asset allocation is 50% to 75% equity securities and 30% to 45% fixed income securities. For our United Kingdom pension plan, which constituted 74% of our international pension plans' projected benefit obligations at December 31, 2009, the target asset allocation is 60% to 70% equity securities and 30% to 40% fixed income securities.

Net periodic benefit cost

The components of net periodic benefit cost for our pension plans for the years ended December 31 were as follows:

	2009		2008		2007	
Millions of dollars	United States	International	United States	International	United States	International
Service cost	$ –	$ 21	$ –	$ 29	$ –	$ 26
Interest cost	5	44	6	50	7	45
Expected return on plan assets	(7)	(38)	(7)	(44)	(7)	(40)
Settlements/curtailments	4	2	–	5	2	–
Recognized actuarial loss	2	3	3	6	6	9
Net periodic benefit cost	$ 4	$ 32	$ 2	$ 46	$ 8	$ 40

Actuarial assumptions

Certain weighted-average actuarial assumptions used to determine benefit obligations at December 31 were as follows:

	2009	2008
Discount rate:		
United States pension plans	4.9-6.0%	4.7-5.8%
International pension plans (a)	5.3-8.5%	2.2-9.0%
Rate of compensation increase:		
International pension plans	3.3-7.5%	2.0-10.0%

(a) For our United Kingdom pension plan, which constituted 74% of our international pension plans' projected benefit obligations at December 31, 2009, the discount rate utilized at the measurement date in 2009 was 5.9%, compared to 5.8% at the measurement date in 2008.

Certain weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	2009	2008	2007
Discount rate:			
United States pension plans	4.7-5.8%	4.6-6.2%	5.8%
International pension plans	5.7-8.8%	2.5-8.8%	2.3-8.8%
Expected long-term return on plan assets:			
United States pension plans	8.0%	8.0%	8.3%
International pension plans	4.1-9.0%	4.0-9.0%	4.0-9.0%
Rate of compensation increase:			
United States pension plans	N/A	4.5%	4.5%
International pension plans	3.3-10.0%	2.0-10.0%	2.0-10.0%

Assumed long-term rates of return on plan assets, discount rates for estimating benefit obligations, and rates of compensation increases vary for the different plans according to the local economic conditions. The weighted average assumptions for certain international plans are not included in the above tables as the plans were immaterial. The discount rates were determined based on the prevailing market rates of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The overall expected long-term rates of return on plan assets were determined based upon an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions.

Expected cash flows

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In certain countries the funding requirements are mandatory, while in other countries they are discretionary. We currently expect to contribute $34 million to our international pension plans and $4 million to our United States pension plans in 2010.

Benefit payments. Expected benefit payments over the next 10 years are approximately $10 million annually for our United States pension plans and approximately $25 million annually for our international pension plans.

Note 14. Accounting Standards Recently Adopted

For the 2009 annual reporting period, we adopted an update to existing accounting standards related to an employer's disclosures about postretirement benefit plan assets. This update amends the disclosure requirements for employer's disclosure of plan assets for defined benefit pensions and other postretirement plans. The objective of this update is to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and for fair value measurements determined using significant unobservable inputs a reconciliation of changes between the beginning and ending balances.

On January 1, 2009, we adopted the provisions of a new accounting standard, which establishes new accounting, reporting, and disclosure standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent's equity. Noncontrolling interest has been presented as a separate component of shareholders' equity for the current reporting period and prior comparative period in our consolidated financial statements.

On January 1, 2009, we adopted an update to existing accounting standards for business combinations with acquisition dates on or after that date. The update changes the accounting for business combinations in a number of areas. Acquisition costs are no longer considered part of the fair value of an acquisition and will generally be expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, in-process research and development is recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs associated with a business combination are generally expensed subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. On April 1, 2009, we adopted an additional update relating to accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies.

On January 1, 2009, we adopted an update to accounting standards related to convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). The update clarifies that convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Upon adopting the update, we retroactively applied its provisions and restated our consolidated financial statements for prior periods.

In applying this update, $63 million of the carrying value of our 3.125% convertible senior notes due July 2023 was reclassified to equity as of the July 2003 issuance date. This amount represents the equity component of the proceeds from the notes, calculated assuming a 4.3% non-convertible borrowing rate. The discount was taken to interest expense over the five-year term of the notes. Accordingly, $14 million of additional non-cash interest expense, or $0.01 per diluted share, was recorded in 2006 and 2007 and $7 million of additional non-cash interest expense was recorded in 2008, all during the first six months of the year. Furthermore, under the provisions of this update, the $693 million loss to settle our convertible debt recorded in the third quarter of 2008 was reversed and recorded to additional paid-in capital. This resulted in an increase of $686 million to income from continuing operations and net income attributable to company in 2008 and a net increase of $630 million to beginning retained earnings as of January 1, 2009. Diluted income per share for 2008 increased by $0.76 as a result of the adoption. These notes were converted and settled during the third quarter of 2008.

On January 1, 2009, we adopted an update to accounting standards related to accounting for instruments granted in share-based payment transactions as participating securities. This update provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. According to the provisions of this update, we restated prior periods' basic and diluted earnings per share to include such outstanding unvested restricted shares of our common stock in the basic weighted average shares outstanding calculation. Upon adoption, basic income per share for 2008 decreased by $0.02 for continuing operations and diluted income per share decreased by $0.01 for continuing operations. In addition, basic loss per share decreased by $0.01 for discontinued operations. Both basic and diluted earnings per share decreased by $0.01 for net income attributable to company shareholders.

In September 2006, the FASB issued a new accounting standard for fair value measurements, which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. In February 2008, the FASB issued an update to defer the effective date of the fair value standard for certain nonfinancial assets and nonfinancial liabilities for an additional year. In October 2008, the FASB also issued an update to the original standard related to determining the fair value of a financial asset when the market for that asset is not active. On January 1, 2008, we adopted without material impact on our consolidated financial statements the provisions of the fair value measurement standard related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. On January 1, 2009, we adopted without material impact on our consolidated financial statements the provisions of the fair value measurement standard related to nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis.

In April 2009, the FASB further updated the fair value measurement standard to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. We adopted this update on June 30, 2009 prospectively to all fair value measurements as appropriate without material impact on our consolidated financial statements.

HALLIBURTON COMPANY
Selected Financial Data [1]
(Unaudited)

Millions of dollars and shares except per share and employee data	Year Ended December 31				
	2009	2008	2007	2006	2005
Total revenue	$ 14,675	$ 18,279	$ 15,264	$ 12,955	$ 10,100
Total operating income	$ 1,994	$ 4,010	$ 3,498	$ 3,245	$ 2,164
Nonoperating expense, net	(312)	(161)	(51)	(59)	(179)
Income from continuing operations before income taxes	1,682	3,849	3,447	3,186	1,985
(Provision) benefit for income taxes	(518)	(1,211)	(907)	(1,003)	125
Income from continuing operations	$ 1,164	$ 2,638	$ 2,540	$ 2,183	$ 2,110
Income (loss) from discontinued operations	$ (9)	$ (423)	$ 996	$ 185	$ 251
Net income	$ 1,155	$ 2,215	$ 3,536	$ 2,368	$ 2,361
Noncontrolling interest in net income of subsidiaries	(10)	9	(50)	(33)	(15)
Net income attributable to company	$ 1,145	$ 2,224	$ 3,486	$ 2,335	$ 2,346
Amounts attributable to company shareholders:					
Continuing operations	$ 1,154	$ 2,647	$ 2,511	$ 2,164	$ 2,095
Discontinued operations	(9)	(423)	975	171	251
Net income	1,145	2,224	3,486	2,335	2,346
Basic income per share attributable to shareholders:					
Continuing operations	$ 1.28	$ 3.00	$ 2.73	$ 2.12	$ 2.06
Net income	1.27	2.52	3.79	2.28	2.31
Diluted income per share attributable to shareholders:					
Continuing operations	1.28	2.91	2.63	2.04	2.01
Net income	1.27	2.45	3.65	2.20	2.25
Cash dividends per share	0.36	0.36	0.35	0.30	0.25
Return on average shareholders' equity	13.88%	30.24%	48.31%	33.61%	45.28%
Financial position:					
Net working capital	$ 5,749	$ 4,630	$ 5,162	$ 6,456	$ 4,959
Total assets	16,538	14,385	13,135	16,860	15,073
Property, plant, and equipment, net	5,759	4,782	3,630	2,557	2,203
Long-term debt (including current maturities)	4,574	2,612	2,779	2,789	3,106
Total shareholders' equity	8,757	7,744	6,966	7,465	6,429
Total capitalization	13,331	10,369	9,756	10,255	9,549
Basic weighted average common shares outstanding	900	883	919	1,022	1,017
Diluted weighted average common shares outstanding	902	909	955	1,059	1,043
Other financial data:					
Capital expenditures	$ 1,864	$ 1,824	$ 1,583	$ 834	$ 575
Long-term borrowings (repayments), net	1,944	(861)	(7)	(324)	(779)
Depreciation, depletion, and amortization expense	931	738	583	480	448
Payroll and employee benefits	4,783	5,264	4,585	3,853	3,211
Number of employees	51,000	57,000	51,000	45,000	39,000

(1) All periods presented reflect the adoption of new accounting standards in 2009 and the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007.

HALLIBURTON COMPANY
Quarterly Data and Market Price Information [1]
(Unaudited)

Millions of dollars except per share data	Quarter				
	First	Second	Third	Fourth	Year
2009					
Revenue	$ 3,907	$ 3,494	$ 3,588	$ 3,686	$ 14,675
Operating income	616	476	474	428	1,994
Net income	380	265	266	244	1,155
Amounts attributable to company shareholders:					
Income from continuing operations	379	263	265	247	1,154
Loss from discontinued operations	(1)	(1)	(3)	(4)	(9)
Net income attributable to company	378	262	262	243	1,145
Basic income per share attributable to company shareholders:					
Income from continuing operations	0.42	0.29	0.29	0.27	1.28
Loss from discontinued operations	–	–	–	–	(0.01)
Net income	0.42	0.29	0.29	0.27	1.27
Diluted income per share attributable to company shareholders:					
Income from continuing operations	0.42	0.29	0.29	0.27	1.28
Loss from discontinued operations	–	–	–	–	(0.01)
Net income	0.42	0.29	0.29	0.27	1.27
Cash dividends paid per share	0.09	0.09	0.09	0.09	0.36
Common stock prices [2]					
High	21.47	24.76	28.58	32.00	32.00
Low	14.68	14.82	18.11	25.50	14.68
2008					
Revenue	$ 4,029	$ 4,487	$ 4,853	$ 4,910	$ 18,279
Operating income	847	949	1,051	1,163	4,010
Net income	587	510	675	443	2,215
Amounts attributable to company shareholders:					
Income from continuing operations	579	620	672	776	2,647
Income (loss) from discontinued operations	1	(116)	–	(308)	(423)
Net income attributable to company	580	504	672	468	2,224
Basic income per share attributable to company shareholders:					
Income from continuing operations	0.66	0.71	0.76	0.87	3.00
Loss from discontinued operations	–	(0.13)	–	(0.35)	(0.48)
Net income	0.66	0.58	0.76	0.52	2.52
Diluted income per share attributable to company shareholders:					
Income from continuing operations	0.63	0.68	0.74	0.87	2.91
Loss from discontinued operations	–	(0.13)	–	(0.35)	(0.46)
Net income	0.63	0.55	0.74	0.52	2.45
Cash dividends paid per share	0.09	0.09	0.09	0.09	0.36
Common stock prices [2]					
High	39.98	53.97	55.38	32.09	55.38
Low	30.00	38.56	29.00	12.80	12.80

(1) All periods presented reflect the adoption of new accounting standards in the first quarter of 2009.

(2) New York Stock Exchange – composite transactions high and low intraday price.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required for the directors of the Registrant is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the captions "Election of Directors" and "Involvement in Certain Legal Proceedings." The information required for the executive officers of the Registrant is included under Part I on pages 4 through 5 of this annual report. The information required for a delinquent form required under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," to the extent any disclosure is required. The information for our code of ethics is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Corporate Governance." The information regarding our Audit Committee and the independence of its members, along with information about the audit committee financial expert(s) serving on the Audit Committee, is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "The Board of Directors and Standing Committees of Directors."

Item 11. Executive Compensation.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal 2009," "Outstanding Equity Awards at Fiscal Year End 2009," "2009 Option Exercises and Stock Vested," "2009 Nonqualified Deferred Compensation," "Pension Benefits Table," "Employment Contracts and Change-in-Control Arrangements," "Post-Termination Payments," "Equity Compensation Plan Information," and "Directors' Compensation."

Item 12(a). Security Ownership of Certain Beneficial Owners.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(b). Security Ownership of Management.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(c). Changes in Control.

Not applicable.

Item 12(d). Securities Authorized for Issuance Under Equity Compensation Plans.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Corporate Governance" to the extent any disclosure is required and under the caption "The Board of Directors and Standing Committees of Directors."

Item 14. Principal Accounting Fees and Services.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2010 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Fees Paid to KPMG LLP."

PART IV

Item 15. Exhibits

1. Financial Statements:
   The reports of the Independent Registered Public Accounting Firm and the financial statements of the Company as required by Part II, Item 8, are included on pages 47 and 48 and pages 49 through 85 of this annual report. See index on page (i).

2. Exhibits:

Exhibit Number	Exhibits
3.1	Restated Certificate of Incorporation of Halliburton Company filed with the Secretary of State of Delaware on May 30, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed June 5, 2006, File No. 1-3492).
3.2	By-laws of Halliburton revised effective February 10, 2010 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed February 10, 2010, File No. 1-3492).
4.1	Form of debt security of 8.75% Debentures due February 12, 2021 (incorporated by reference to Exhibit 4(a) to the Form 8-K of Halliburton Company, now known as Halliburton Energy Services, Inc. (the Predecessor) dated as of February 20, 1991, File No. 1-3492).
4.2	Senior Indenture dated as of January 2, 1991 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee (incorporated by reference to Exhibit 4(b) to the Predecessor's Registration Statement on Form S-3 (Registration No. 33-38394) originally filed with the Securities and Exchange Commission on December 21, 1990), as supplemented and amended by the First Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.1 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).
4.3	Resolutions of the Predecessor's Board of Directors adopted at a meeting held on February 11, 1991 and of the special pricing committee of the Board of Directors of the Predecessor adopted at a meeting held on February 11, 1991 and the special pricing committee's consent in lieu of meeting dated February 12, 1991 (incorporated by reference to Exhibit 4(c) to the Predecessor's Form 8-K dated as of February 20, 1991, File No. 1-3492).

4.4	Second Senior Indenture dated as of December 1, 1996 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, as supplemented and amended by the First Supplemental Indenture dated as of December 5, 1996 between the Predecessor and the Trustee and the Second Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.2 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).
4.5	Third Supplemental Indenture dated as of August 1, 1997 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.7 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).
4.6	Fourth Supplemental Indenture dated as of September 29, 1998 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.8 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).
4.7	Resolutions of Halliburton's Board of Directors adopted by unanimous consent dated December 5, 1996 (incorporated by reference to Exhibit 4(g) of Halliburton's Form 10-K for the year ended December 31, 1996, File No. 1-3492).
4.8	Form of debt security of 6.75% Notes due February 1, 2027 (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K dated as of February 11, 1997, File No. 1-3492).
4.9	Resolutions of Halliburton's Board of Directors adopted at a special meeting held on September 28, 1998 (incorporated by reference to Exhibit 4.10 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).
4.10	Copies of instruments that define the rights of holders of miscellaneous long-term notes of Halliburton and its subsidiaries have not been filed with the Commission. Halliburton agrees to furnish copies of these instruments upon request.
4.11	Form of debt security of 7.53% Notes due May 12, 2017 (incorporated by reference to Exhibit 4.4 to Halliburton's Form 10-Q for the quarter ended March 31, 1997, File No. 1-3492)

4.12	Form of Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-3 filed by Dresser as amended, Registration No. 333-01303), as supplemented and amended by Form of Supplemental Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4.1 to Dresser's Form 8-K filed on August 9, 1996, File No. 1-4003).
4.13	Second Supplemental Indenture dated as of October 27, 2003 between DII Industries, LLC and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 (incorporated by reference to Exhibit 4.15 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.14	Third Supplemental Indenture dated as of December 12, 2003 among DII Industries, LLC, Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 and the Second Supplemental Indenture dated as of October 27, 2003 (incorporated by reference to Exhibit 4.16 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.15	Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).
4.16	First Supplemental Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).
4.17	Form of note of 5.5% senior notes due October 15, 2010 (included as Exhibit B to Exhibit 4.16 above).
4.18	Second Supplemental Indenture dated as of December 15, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003, as supplemented by the First Supplemental Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.27 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.19	Form of note of 7.6% debentures due 2096 (included as Exhibit A to Exhibit 4.18 above).

4.20	Fourth Supplemental Indenture, dated as of September 12, 2008, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed September 12, 2008, File No. 1-3492).
4.21	Form of Global Note for Halliburton's 5.90% Senior Notes due 2018 (included as part of Exhibit 4.20).
4.22	Form of Global Note for Halliburton's 6.70% Senior Notes due 2038 (included as part of Exhibit 4.20).
4.23	Fifth Supplemental Indenture, dated as of March 13, 2009, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed March 13, 2009, File No. 1-3492).
4.24	Form of Global Note for Halliburton's 6.15% Senior Notes due 2019 (included as part of Exhibit 4.23).
4.25	Form of Global Note for Halliburton's 7.45% Senior Notes due 2039 (included as part of Exhibit 4.23).
10.1	Halliburton Company Career Executive Incentive Stock Plan as amended November 15, 1990 (incorporated by reference to Exhibit 10(a) to the Predecessor's Form 10-K for the year ended December 31, 1992, File No. 1-3492).
10.2	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of the Predecessor's proxy statement dated March 23, 1993, File No. 1-3492).
10.3	Dresser Industries, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.16 to Halliburton's Form 10-K for the year ended December 31, 2000, File No. 1-3492).
10.4	ERISA Excess Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.7 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.5	ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.8 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.6	Employment Agreement (David J. Lesar) (incorporated by reference to Exhibit 10(n) to the Predecessor's Form 10-K for the year ended December 31, 1995, File No. 1-3492).

10.7	Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).
10.8	Halliburton Company Performance Unit Program (incorporated by reference to Exhibit 10.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2001, File No. 1-3492).
10.9	Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended June 30, 2002, File No. 1-3492).
10.10	Master Separation Agreement between Halliburton Company and KBR, Inc. dated as of November 20, 2006 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed November 27, 2006, File No. 1-3492).
10.11	Tax Sharing Agreement, effective as of January 1, 2006, by and between Halliburton Company, KBR Holdings, LLC and KBR, Inc., as amended effective February 26, 2007 (incorporated by reference to Exhibit 10.2 to KBR's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-33146).
10.12	Five Year Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citicorp North America, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed July 13, 2007, File No. 1-3492).
10.13	Form of Indemnification Agreement for Officers (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.14	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.15	2008 Halliburton Elective Deferral Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.16	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.4 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.17	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.5 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).

10.18	Halliburton Company Pension Equalizer Plan, as amended and restated effective March 1, 2007 (incorporated by reference to Exhibit 10.8 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.19	Halliburton Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.9 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.20	Retirement Plan for the Directors of Halliburton Company, as amended and restated effective July 1, 2007 (incorporated by reference to Exhibit 10.10 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.21	First Amendment to the Retirement Plan for the Directors of Halliburton Company, effective September 1, 2007 (incorporated by reference to Exhibit 10.11 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.22	Revolving Bridge Facility Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended June 30, 2008, File No. 1-3492).
10.23	Underwriting Agreement, dated September 9, 2008, among Halliburton and Citigroup Global Markets Inc., Greenwich Capital Markets, Inc. and HSBC Securities (USA) Inc., as representatives of the several underwriters identified therein (incorporated by reference to Exhibit 1.1 to Halliburton's Form 8-K filed September 12, 2008, File No. 1-3492).
10.24	Six Month Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and HSBC Bank (USA) N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed October 16, 2008, File No. 1-3492).
10.25	Employment Agreement (James S. Brown) (incorporated by reference to Exhibit 10.36 to Halliburton's Form 10-K for the year ended December 31, 2007, File No. 1-3492).
10.26	Employment Agreement (David S. King) (incorporated by reference to Exhibit 10.37 to Halliburton's Form 10-K for the year ended December 31, 2007, File No. 1-3492).
10.27	Executive Agreement (Lawrence J. Pope) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed December 12, 2008, File No. 1-3492).

10.28	Underwriting Agreement, dated March 10, 2009, among Halliburton and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Greenwich Capital Markets, Inc., as representatives of the several underwriters identified therein (incorporated by reference to Exhibit 1.1 to Halliburton's Form 8-K filed March 13, 2009, File No. 1-3492).
10.29	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix B of Halliburton's proxy statement filed April 6, 2009, File No. 1-3492).
10.30	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton's proxy statement filed April 6, 2009, File No. 1-3492).
10.31	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).
10.32	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).
10.33	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton's Form 10-Q for the quarter ended September 30, 2009, File No. 1-3492).
10.34	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton's Form S-8 filed May 21, 2009, Registration No. 333-159394).
10.35	First Amendment to Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).
10.36	Amendment No. 1 to Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).
10.37	Halliburton Annual Performance Pay Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 8-K filed September 21, 2009, File No. 1-3492).
10.38	Executive Agreement (Evelyn M. Angelle) (incorporated by reference to Exhibit 10.34 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
10.39	Executive Agreement (Ahmed H. Lotfy) (incorporated by reference to Exhibit 10.35 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).

	10.40	Executive Agreement (Timothy J. Probert) (incorporated by reference to Exhibit 10.36 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.41	Executive Agreement (Craig W. Nunez) (incorporated by reference to Exhibit 10.37 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.42	Amendment to Executive Employment Agreement (David S. King) (incorporated by reference to Exhibit 10.38 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.43	Amendment to Executive Employment Agreement (James S. Brown) (incorporated by reference to Exhibit 10.39 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.44	Amendment to Executive Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.40 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.45	Amendment to Executive Employment Agreement (C. Christopher Gaut) (incorporated by reference to Exhibit 10.41 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.46	Amendment to Executive Employment Agreement (David S. King) (incorporated by reference to Exhibit 10.42 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
	10.47	Amendment to Executive Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.43 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
*	12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
*	21.1	Subsidiaries of the Registrant.
*	23.1	Consent of KPMG LLP.

	24.1	Powers of attorney for the following directors signed in January 2007 (incorporated by reference to Exhibit 24.1 to Halliburton's Form 10-K for the year ended December 31, 2006, File No. 1-3492): Alan M. Bennett James R. Boyd Milton Carroll S. Malcolm Gillis J. Landis Martin Jay A. Precourt Debra L. Reed
	24.2	Power of attorney for James T. Hackett signed in January 2009 (incorporated by reference to Exhibit 24.2 to Halliburton's Form 10-K for the year ended December 31, 2008, File No. 1-3492).
*	24.3	Power of attorney for Nance K. Dicciani, signed in July 2009.
*	24.4	Power of attorney for Robert A. Malone, signed in June 2009.
*	31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**	32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	101.INS	XBRL Instance Document
**	101.SCH	XBRL Taxonomy Extension Schema Document
**	101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
**	101.LAB	XBRL Taxonomy Extension Label Linkbase Document
**	101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this Form 10-K.
** Furnished with this Form 10-K.

SIGNATURES

As required by Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has authorized this report to be signed on its behalf by the undersigned authorized individuals on this 17th day of February, 2010.

HALLIBURTON COMPANY

By /s/ David J. Lesar
David J. Lesar
Chairman of the Board,
President, and Chief Executive Officer

As required by the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated on this 17th day of February, 2010.

Signature	Title
/s/ David J. Lesar David J. Lesar	Chairman of the Board, President, Chief Executive Officer, and Director
/s/ Mark A. McCollum Mark A. McCollum	Executive Vice President and Chief Financial Officer
/s/ Evelyn M. Angelle Evelyn M. Angelle	Vice President, Corporate Controller, and Principal Accounting Officer

Signature	Title
* Alan M. Bennett Alan M. Bennett	Director
* James R. Boyd James R. Boyd	Director
* Milton Carroll Milton Carroll	Director
* Nance K. Dicciani Nance K. Dicciani	Director
* S. Malcolm Gillis S. Malcolm Gillis	Director
* James T. Hackett James T. Hackett	Director
* Robert A. Malone Robert A. Malone	Director
* J. Landis Martin J. Landis Martin	Director
* Jay A. Precourt Jay A. Precourt	Director
* Debra L. Reed Debra L. Reed	Director

* /s/ Sherry D. Williams
Sherry D. Williams, Attorney-in-fact

DIRECTIONS TO THE HOUSTONIAN

From Bush Intercontinental Airport — Houston:

- Exit the Airport on JFK Blvd.
- Follow the signs to Sam Houston Tollway/Beltway 8 West.
- Take Sam Houston Tollway/Beltway 8 West to I-45 South (Downtown).
- Take I-45 South to Loop 610 West.
- Loop 610 West becomes Loop 610 South.
- Follow Loop 610 South to the Woodway exit.
- Make a right on Woodway to N. Post Oak Lane (1st signal).
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.

From Houston Hobby:

- Exit airport going right on Airport Blvd. — 1.9 miles.
- Go under freeway and turn left and get on I-45 North.
- Come around downtown on the Pierce elevated freeway and after the Bagby exit look for the Memorial Drive exit on right.
- Exit Memorial and go to the light and turn left and get on Memorial.
- Go about 5.5 miles, through the park, the road will fork, veer left onto Woodway, pass under the freeway.
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.